    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 1998


                                                      REGISTRATION NO. 333-60449

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                 PRE-EFFECTIVE


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                           FIRST CHARTER CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           NORTH CAROLINA                            6711                              56-1355866
    (STATE OR OTHER JURISDICTION         (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                             22 UNION STREET NORTH
                         CONCORD, NORTH CAROLINA 28025
                                 (704) 786-3300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             LAWRENCE M. KIMBROUGH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           FIRST CHARTER CORPORATION
                             22 UNION STREET NORTH
                         CONCORD, NORTH CAROLINA 28025
                                 (704) 786-3300
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

        FRANK M. CONNER III                    H. JOE KING, JR.                    RAYMOND A. TIERNAN
         ALSTON & BIRD LLP            CHAIRMAN OF THE BOARD, PRESIDENT,      ELIAS, MATZ, TIERNAN & HERRICK
   601 PENNSYLVANIA AVENUE, N.W.                     AND                                 L.L.P.
     NORTH BUILDING, 11TH FLOOR            CHIEF EXECUTIVE OFFICER               734 15TH STREET, N.W.
       WASHINGTON, D.C. 20004                HFNC FINANCIAL CORP.                WASHINGTON, D.C. 20005
           (202) 756-3303                   139 SOUTH TRYON STREET                   (202) 347-2172
                                       CHARLOTTE, NORTH CAROLINA 28202
                                                (704) 373-0400

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the merger (the "Merger") described in this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          [HFNC FINANCIAL CORP. LOGO]




                             139 South Tryon Street
                        Charlotte, North Carolina 28202

To the Shareholders of HFNC Financial Corp.                      August 12, 1998


     You are cordially invited to attend a special meeting of the shareholders (the "HFNC Special Meeting") of HFNC Financial Corp. ("HFNC") to be held at the Adams Mark Hotel, located at 555 South McDowell Street, Charlotte, North Carolina 28204 at 10:00 a.m., local time, on September 29, 1998, notice of which is enclosed.


     At the HFNC Special Meeting, you will be asked to consider and vote on a proposal to approve the Amended and Restated Agreement and Plan of Merger (the "Agreement") by and between HFNC and First Charter Corporation, a North Carolina corporation ("FCC"). Pursuant to the Agreement, HFNC will merge (the "Merger") with and into FCC, with the effect that FCC will be the surviving corporation resulting from the Merger. Upon consummation of the Merger, each share of the $.01 par value common stock of HFNC ("HFNC Common Stock") issued and outstanding will be converted into and exchanged for .57 of a share (subject to possible adjustment as set forth in the Agreement, the "Exchange Ratio") of the no par value common stock of FCC, with cash being paid in lieu of issuing fractional shares.

     The Agreement provides that in the event that the average trading price of FCC common stock during a specified period is less than $19.60 and declines by more than 15% in comparison to the average trading price of a group of 21 bank holding companies specified in the Agreement, then HFNC will have the right to terminate the Agreement unless FCC elects to increase the Exchange Ratio pursuant to a formula included in the Agreement. For information with respect to the operation of this provision and the considerations of the Board of Directors of HFNC in determining whether to terminate the Agreement and of the Board of Directors of FCC in determining whether to increase the Exchange Ratio, see "SUMMARY -- The Merger" and "DESCRIPTION OF TRANSACTION -- Possible Adjustment of Exchange Ratio" in the accompanying Joint Proxy Statement/Prospectus. Under no circumstances would the Exchange Ratio be less than .57 of a share of FCC common stock for each share of HFNC Common Stock.

     Approval of the Agreement by the HFNC shareholders will also authorize the HFNC Board of Directors to exercise its discretion whether to proceed with the Merger in the event that HFNC has the right to exercise its termination right as described above. The HFNC Board of Directors expects it would exercise such discretion and decide whether to terminate the Agreement without a resolicitation of shareholders.

     Enclosed are the (i) Notice of HFNC Special Meeting, (ii) Joint Proxy Statement/Prospectus, (iii) proxy card for the HFNC Special Meeting, and (iv) pre-addressed return envelope for the proxy card. The Joint Proxy Statement/Prospectus describes in more detail the Agreement and the proposed Merger, including a description of the conditions to consummation of the Merger and the effects of the Merger on the rights of HFNC's shareholders. Please read these materials carefully and consider thoughtfully the information set forth in them.

     Sandler O'Neill & Partners, L.P., HFNC's financial advisor, has issued its opinion, dated May 17, 1998, to your Board of Directors regarding the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of HFNC. A copy of the opinion is included as Appendix B to the Joint Proxy Statement/Prospectus.

     THE BOARD OF DIRECTORS OF HFNC HAS UNANIMOUSLY APPROVED AND ADOPTED THE AGREEMENT AND CONSUMMATION OF THE MERGER AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AGREEMENT.

     Approval of the Agreement will require the affirmative vote of the holders of a majority of the issued and outstanding shares of HFNC Common Stock entitled to be voted at the HFNC Special Meeting. Whether or not you plan to attend the HFNC Special Meeting, you are urged to complete, sign, date, and return promptly the enclosed proxy card. If you attend the HFNC Special Meeting, you may vote in person even if you previously returned your proxy card. The proposed Merger with FCC is a significant step for HFNC and your vote on this matter is of great importance.

     ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE FOR APPROVAL OF THE AGREEMENT BY MARKING THE ENCLOSED PROXY CARD "FOR" ITEM 1.

     I look forward to seeing you at the HFNC Special Meeting.

                                          Sincerely,

                                          /s/ H. Joe King, Jr.
                                          H. Joe King, Jr.
                                          Chairman of the Board, President, and
                                          Chief Executive Officer

                            First Charter Corp. Logo

                             22 UNION STREET NORTH
                         CONCORD, NORTH CAROLINA 28025

                                                                 August 12, 1998

TO THE SHAREHOLDERS OF FIRST CHARTER CORPORATION:


     You are cordially invited to attend a special meeting of the shareholders (the "FCC Special Meeting") of First Charter Corporation ("FCC") to be held at Cabarrus Country Club, located at 3427 Weddington Road, NW, Concord, North Carolina 28027 at 2:00 p.m., local time, on September 29, 1998, notice of which is enclosed.


     At the FCC Special Meeting, you will be asked to consider and vote on a proposal to approve the Amended and Restated Agreement and Plan of Merger (the "Agreement") by and between FCC and HFNC Financial Corp., a North Carolina corporation ("HFNC"). Pursuant to the Agreement, HFNC will merge (the "Merger") with and into FCC, with the effect that FCC will be the surviving corporation resulting from the Merger. Upon consummation of the Merger, each share of the $.01 par value common stock of HFNC ("HFNC Common Stock") issued and outstanding will be converted into and exchanged for .57 of a share (subject to possible adjustment as set forth in the Agreement, the "Exchange Ratio") of the no par value common stock of FCC ("FCC Common Stock"), with cash being paid in lieu of issuing fractional shares.

     In addition, you will also be asked at the FCC Special Meeting to consider and vote upon a proposal to amend the Amended and Restated Articles of Incorporation of FCC to increase the number of authorized shares of FCC Common Stock from 25,000,000 to 50,000,000 (the "FCC Articles Amendment"). The FCC Articles Amendment is not a condition precedent to consummating the proposed Merger, but the Board of Directors of FCC believe that the proposed amendment is in the best interest of FCC and its shareholders.

     Enclosed are the (i) Notice of FCC Special Meeting, (ii) Joint Proxy Statement/Prospectus, (iii) proxy card for the FCC Special Meeting, and (iv) pre-addressed return envelope for the proxy card. The Joint Proxy Statement/ Prospectus describes in more detail the Agreement, the proposed Merger, and the FCC Articles Amendment. Please read these materials carefully and consider thoughtfully the information set forth in them.

     Wheat First Securities, Inc., FCC's financial advisor, has issued its opinion to your Board of Directors regarding the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of FCC. A copy of the opinion is included as Appendix C to the Joint Proxy Statement/Prospectus.

     THE BOARD OF DIRECTORS OF FCC HAS UNANIMOUSLY APPROVED AND ADOPTED THE AGREEMENT AND CONSUMMATION OF THE MERGER, AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AGREEMENT AND THE MERGER, INCLUDING THE ISSUANCE OF SHARES OF FCC COMMON STOCK PURSUANT TO THE AGREEMENT AND FOR APPROVAL OF THE FCC ARTICLES AMENDMENT. YOUR BOARD BELIEVES THAT, AMONG OTHER BENEFITS, THE MERGER WILL RESULT IN A COMPANY WITH GREATER FINANCIAL STRENGTH AND INCREASED OPPORTUNITY AND FLEXIBILITY FOR PROFITABLE EXPANSION AND DIVERSIFICATION. CONSUMMATION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS, INCLUDING APPROVAL OF THE AGREEMENT BY THE HFNC SHAREHOLDERS AND APPROVAL OF THE MERGER BY VARIOUS REGULATORY AGENCIES.

     Approval of the Agreement will require the affirmative vote of the holders of a majority of the issued and outstanding shares of FCC Common Stock entitled to be voted at the FCC Special Meeting. Approval of the FCC Articles Amendment will require the affirmative vote of the holders of a majority of the votes cast at the FCC Special Meeting by holders of FCC Common Stock. Whether or not you plan to attend the FCC Special Meeting, you are urged to complete, sign, date, and return promptly the enclosed proxy card. If you attend the FCC Special Meeting, you may vote in person even if you previously returned your proxy card. The proposed Merger with HFNC is a significant step for FCC and your vote on this matter is of great importance.

     ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE FOR APPROVAL OF (I) THE AGREEMENT AND THE MERGER, INCLUDING THE ISSUANCE OF SHARES OF FCC COMMON STOCK PURSUANT TO THE AGREEMENT BY MARKING THE ENCLOSED PROXY CARD "FOR" ITEM 1 AND (II) THE FCC ARTICLES AMENDMENT BY MARKING THE ENCLOSED PROXY CARD "FOR"
ITEM 2.

     I look forward to seeing you at the FCC Special Meeting.

                                          Sincerely,

                                          /s/ Lawrence M. Kimbrough
                                          Lawrence M. Kimbrough
                                          President and Chief Executive Officer

                                      LOGO



                             139 South Tryon Street
                        Charlotte, North Carolina 28202

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                 To be held at 10:00 a.m. on September 29, 1998


     NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the "HFNC Special Meeting") of HFNC Financial Corp. ("HFNC") will be held at the Adams Mark Hotel, located at 555 South McDowell Street, Charlotte, North Carolina 28204, on September 29, 1998, at 10:00 a.m., local time, for the following purposes:



     1. Merger. To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger (the "Agreement"), dated as of May 17, 1998 and amended and restated as of July 29, 1998, by and between HFNC and First Charter Corporation, a North Carolina corporation ("FCC"), pursuant to which (i) HFNC will merge (the "Merger") with and into FCC, with the effect that FCC will be the surviving corporation resulting from the Merger, and (ii) each share of the $.01 par value common stock of HFNC ("HFNC Common Stock") issued and outstanding at the effective time of the Merger (excluding shares held by HFNC or FCC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .57 of a share (subject to possible adjustment as set forth in the Agreement) of the no par value common stock of FCC, and cash in lieu of issuing any fractional share. A copy of the Agreement is included in Appendix A to the accompanying Joint Proxy Statement/Prospectus and is incorporated by reference therein.


     2. Other Business. To transact such other business as may come properly before the HFNC Special Meeting or any adjournments or postponements of the HFNC Special Meeting. Management is not aware of any other such business.


     Only shareholders of record at the close of business on August 3, 1998, will be entitled to receive notice of and to vote at the HFNC Special Meeting or any adjournment or postponement thereof. APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF HFNC COMMON STOCK ENTITLED TO BE VOTED AT THE HFNC SPECIAL MEETING.


     Holders of HFNC Common Stock do not have dissenters' rights with respect to the Merger.

     THE BOARD OF DIRECTORS OF HFNC UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          LOGO
                                          H. Joe King, Jr.
                                          Chairman of the Board, President, and
                                            Chief Executive Officer

Charlotte, North Carolina

  WHETHER OR NOT YOU PLAN TO ATTEND THE HFNC SPECIAL MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED
    POSTAGE PAID RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR SHARES WILL BE
                    REPRESENTED AT THE HFNC SPECIAL MEETING.

                            First Charter Corp. Logo

                             22 UNION STREET NORTH
                         CONCORD, NORTH CAROLINA 28025

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                 TO BE HELD AT 2:00 P.M. ON SEPTEMBER 29, 1998



     NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the "FCC Special Meeting") of First Charter Corporation ("FCC") will be held at Cabarrus Country Club, located at 3427 Weddington Road, NW, Concord, North Carolina 28027 at 2:00 p.m., local time, on September 29, 1998, notice of which is enclosed.



     1. Merger. To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger (the "Agreement"), dated as of May 17, 1998 and amended and restated as of July 29, 1998, by and between FCC and HFNC Financial Corp., a North Carolina corporation ("HFNC"), pursuant to which (i) HFNC will merge (the "Merger") with and into FCC, with the effect that FCC will be the surviving corporation resulting from the Merger, and (ii) each share of the $.01 par value common stock of HFNC ("HFNC Common Stock") issued and outstanding at the effective time of the Merger (excluding shares held by HFNC or FCC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .57 of a share (subject to possible adjustment as set forth in the Agreement) of the no par value common stock of FCC ("FCC Common Stock"), and cash in lieu of issuing any fractional share. A copy of the Agreement is included in Appendix A to the accompanying Joint Proxy Statement/Prospectus and is incorporated by reference therein.


     2. FCC Articles Amendment. To consider and vote upon a proposal to approve an amendment to the Amended and Restated Articles of Incorporation of FCC (the "FCC Articles Amendment") to increase the number of authorized shares of FCC Common Stock from 25,000,000 to 50,000,000.

     3. Other Business. To transact such other business as may come properly before the FCC Special Meeting or any adjournments or postponements of the FCC Special Meeting. Management is not aware of any other such business.

     Only shareholders of record at the close of business on August 3, 1998, will be entitled to receive notice of and to vote at the FCC Special Meeting or any adjournment or postponement thereof. APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF FCC COMMON STOCK ENTITLED TO BE VOTED AT THE FCC SPECIAL MEETING. Approval of the FCC Articles Amendment requires the affirmative vote of the holders of a majority of the votes cast as the FCC Special Meeting by holders of FCC Common Stock.

     Holders of FCC Common Stock do not have dissenters' rights with respect to the Merger, the issuance of shares of FCC Common Stock pursuant to the Agreement, or the FCC Articles Amendment.

     THE BOARD OF DIRECTORS OF FCC UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT AND FOR APPROVAL OF THE FCC ARTICLES AMENDMENT.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ James W. Townsend, Jr.
                                          James W. Townsend, Jr.
                                          Secretary

Concord, North Carolina

  WHETHER OR NOT YOU PLAN TO ATTEND THE FCC SPECIAL MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED
    POSTAGE PAID RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR SHARES WILL BE
                    REPRESENTED AT THE FCC SPECIAL MEETING.

PROSPECTUS

                           FIRST CHARTER CORPORATION
                           COMMON STOCK, NO PAR VALUE

                             JOINT PROXY STATEMENT

          FIRST CHARTER CORPORATION                         HFNC FINANCIAL CORP.
            22 UNION STREET NORTH                          139 SOUTH TRYON STREET
        CONCORD, NORTH CAROLINA 28025                 CHARLOTTE, NORTH CAROLINA 28202

     This Prospectus of First Charter Corporation, a bank holding company organized and existing under the laws of the State of North Carolina ("FCC"), relates to up to 10,680,660 shares of common stock, no par value, of FCC ("FCC Common Stock"), which are issuable to the shareholders of HFNC Financial Corp., a savings and loan holding company organized and existing under the laws of the State of North Carolina ("HFNC"), upon consummation of the proposed merger (the "Merger") of HFNC with and into FCC, with the effect that FCC will be the surviving corporation of the Merger.


     The Merger will be consummated pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of May 17, 1998 and amended and restated as of July 29, 1998 (the "Agreement"), by and between FCC and HFNC. At the effective time of the Merger (the "Effective Time"), except as described herein, each issued and outstanding share of the $.01 par value common stock of HFNC ("HFNC Common Stock") (excluding shares held by HFNC or FCC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .57 of a share of FCC Common Stock (subject to possible adjustment, the "Exchange Ratio"). Cash (without interest) will be paid in lieu of the issuance of any fractional shares of FCC Common Stock.



     This Prospectus also serves as a Joint Proxy Statement of HFNC and FCC, and is being furnished to the shareholders of HFNC and FCC in connection with the solicitation of proxies by the Board of Directors of HFNC (the "HFNC Board") for use at its special meeting of shareholders (including any adjournments or postponements thereof, the "HFNC Special Meeting"), and by the Board of Directors of FCC (the "FCC Board") for use at its special meeting of shareholders (including any adjournments or postponements thereof, the "FCC Special Meeting" and collectively with the HFNC Special Meeting, the "Meetings"), each to be held on September 29, 1998, to consider and vote upon, in the case of HFNC, the Agreement and, in the case of FCC, (i) the Agreement, including the issuance of shares of FCC Common Stock pursuant to the Agreement, and (ii) an amendment to the Amended and Restated Articles of Incorporation of FCC (the "FCC Articles") to increase the number of authorized shares of FCC Common Stock from 25,000,000 to 50,000,000 (the "FCC Articles Amendment"). This Joint Proxy Statement/Prospectus (the "Joint Proxy Statement") and related materials enclosed herewith are being mailed to the shareholders of HFNC and FCC on or about August 13, 1998.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT
           PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL
       DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR
                                INSTRUMENTALITY.
                            ------------------------


           The date of this Joint Proxy Statement is August 12, 1998.

                             AVAILABLE INFORMATION

     Each of FCC and HFNC is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy and information statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy and information statements, and other information can be inspected and copied at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The shares of FCC Common Stock and HFNC Common Stock are listed and traded on The Nasdaq National Market System (the "Nasdaq NMS") under the symbol "FCTR" and "HFNC," respectively, and reports, proxy and information statements, and other information concerning FCC and HFNC also may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), located at 1735 K Street, N.W., Washington, D.C. 20006.

     This Joint Proxy Statement constitutes part of the Registration Statement on Form S-4 of FCC (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Joint Proxy Statement does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about FCC, HFNC, and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above.

     All information contained in this Joint Proxy Statement or incorporated herein by reference with respect to FCC was supplied by FCC, and all information contained in this Joint Proxy Statement or incorporated herein by reference with respect to HFNC was supplied by HFNC.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES BEING OFFERED PURSUANT TO THIS JOINT PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FCC OR HFNC OR THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SINCE THE DATE OF THIS JOINT PROXY STATEMENT.

     THIS JOINT PROXY STATEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS, AND BUSINESS OF FCC FOLLOWING THE CONSUMMATION OF THE MERGER, INCLUDING STATEMENTS RELATING TO THE COST SAVINGS AND REVENUE ENHANCEMENTS THAT ARE EXPECTED TO BE REALIZED FROM THE MERGER AND THE EXPECTED IMPACT OF THE MERGER ON FCC'S FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHER THINGS, THE FOLLOWING POSSIBILITIES: (I) EXPECTED COST SAVINGS FROM THE MERGER CANNOT BE FULLY REALIZED; (II) DEPOSIT ATTRITION, CUSTOMER LOSS, OR REVENUE LOSS FOLLOWING THE MERGER IS GREATER THAN EXPECTED; (III) COMPETITIVE PRESSURE IN THE BANKING INDUSTRY INCREASES SIGNIFICANTLY; (IV) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF FCC AND THE INSTITUTIONS TO BE ACQUIRED ARE GREATER THAN EXPECTED; (V) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; (VI) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY, ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY; (VII) CHANGES OCCUR IN THE REGULATORY ENVIRONMENT; (VIII) CHANGES OCCUR IN BUSINESS CONDITIONS AND INFLATION; (IX) CHANGES

OCCUR IN THE SECURITIES MARKETS; AND (X) DISRUPTIONS OF THE OPERATIONS OF FCC OR ANY OF ITS SUBSIDIARIES, OR ANY OTHER GOVERNMENTAL OR PRIVATE ENTITY AS A RESULT OF THE "YEAR 2000 PROBLEM." THE FORWARD-LOOKING EARNINGS ESTIMATES INCLUDED IN THIS JOINT PROXY STATEMENT HAVE NOT BEEN EXAMINED OR COMPILED BY THE INDEPENDENT PUBLIC ACCOUNTANTS OF FCC OR HFNC, NOR HAVE SUCH ACCOUNTANTS APPLIED ANY PROCEDURES THERETO. ACCORDINGLY, SUCH ACCOUNTANTS DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON THEM.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by FCC pursuant to the Exchange Act are hereby incorporated by reference herein (SEC File No. 000-15829):

          (a) FCC's Annual Report on Form 10-K for the year ended December 31, 1997 (the "FCC 1997 Form 10-K");

          (b) FCC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "FCC March 31, 1998 Form 10-Q");

          (c) FCC's Current Report on Form 8-K dated May 28, 1998; and

          (d) The description of the FCC Common Stock contained in FCC's Registration Statement under Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description.

     The following documents previously filed with the SEC by HFNC pursuant to the Exchange Act are hereby incorporated by reference herein (SEC File No. 000-27388):

          (a) HFNC's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (the "HFNC 1997 Form 10-K");


          (b) HFNC's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1997, December 31, 1997, and March 31, 1998 (the "HFNC March 31, 1998 Form 10-Q");


          (c) HFNC's Current Report on Form 8-K dated May 29, 1998; and

          (d) The description of HFNC Common Stock contained in HFNC's Registration Statement under Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description.

     All documents filed by FCC and HFNC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Joint Proxy Statement and prior to final adjournment of the Meetings shall be deemed to be incorporated by reference in this Joint Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     This Joint Proxy Statement incorporates documents by reference which are not presented herein or delivered herewith. FCC will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this Joint Proxy Statement is delivered, a copy of any and all information (excluding certain exhibits) relating to FCC that has been incorporated by reference in the Registration Statement. Such requests should be directed to Robert O. Bratton, Executive Vice President and Principal Financial and Accounting Officer, First Charter Corporation, 22 Union Street North, Concord, North Carolina 28025 (telephone (704) 786-3300). HFNC will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this Joint Proxy Statement is delivered, a copy of any and all information (excluding certain exhibits) relating to HFNC that has been incorporated by reference in the Registration Statement. Such requests should be directed to H. Joe King, Jr., President and Chief Executive Officer, HFNC Financial Corp., 139 South Tryon Street, Charlotte, North Carolina 28202 (telephone (704) 373-0400). In order to ensure timely delivery of the documents, any request should be made by September 22, 1998.

First Charter Map

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
  The Parties...............................................    1
  Meetings of Shareholders..................................    1
  The Merger................................................    3
  Amendment of FCC's Articles...............................    8
  Comparative Market Prices of Common Stock.................    8
  Selected Consolidated Financial Data......................    9
  Historical and Pro Forma Comparative Per Share Data.......   14
  Selected Pro Forma Consolidated Financial Data............   15
MEETINGS OF SHAREHOLDERS....................................   17
  Date, Place, Time, and Purpose............................   17
  Record Date, Voting Rights, Required Vote, and
     Revocability of Proxies................................   17
  Solicitation of Proxies...................................   19
  Dissenters' Rights........................................   20
DESCRIPTION OF TRANSACTION..................................   20
  General...................................................   20
  Possible Adjustment of Exchange Ratio.....................   20
  Effect of the Merger on HFNC Options......................   23
  Background of and Reasons for the Merger..................   23
  Opinion of HFNC's Financial Advisor.......................   25
  Opinion of FCC's Financial Advisor........................   30
  Effective Time of the Merger..............................   33
  Dissenters' Rights........................................   33
  Distribution of Consideration.............................   34
  Conditions to Consummation of the Merger..................   34
  Regulatory Approval.......................................   35
  Waiver, Amendment, and Termination........................   35
  Conduct of Business Pending the Merger....................   36
  Management and Operations After the Merger................   38
  Effect on Certain Employees and Benefit Plans.............   38
  Interests of Certain HFNC Persons in the Merger...........   40
  Interests of Certain FCC Persons in the Merger............   42
  Federal Income Tax Consequences of the Merger.............   42
  Accounting Treatment......................................   44
  Expenses and Fees.........................................   44
  Resales of FCC Common Stock...............................   44
  Option Agreements.........................................   45
EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS..............   48
  Anti-takeover Provisions Generally........................   48
  Authorized Capital Stock..................................   49
  Amendment of Charter and Bylaws...........................   50
  Classified Board of Directors and Absence of Cumulative
     Voting.................................................   50
  Director Removal and Vacancies............................   51
  Limitations on Director Liability.........................   51
  Indemnification...........................................   51
  Special Meeting of Shareholders...........................   52

                                                              PAGE
                                                              ----
  Actions by Shareholders Without a Meeting.................   52
  Shareholder Nominations and Proposals.....................   53
  Business Combinations.....................................   53
  Limitations on Ability to Vote Stock......................   54
  Shareholders' Rights to Examine Books and Records.........   54
  Dividends.................................................   55
COMPARATIVE MARKET PRICES AND DIVIDENDS.....................   56
BUSINESS OF HFNC............................................   57
  General...................................................   57
  Recent Developments.......................................   57
BUSINESS OF FCC.............................................   57
  General...................................................   57
  Recent Developments.......................................   58
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION......   58
CERTAIN REGULATORY CONSIDERATIONS...........................   64
  General...................................................   64
  Payment of Dividends......................................   65
  Capital Adequacy..........................................   65
  Support of Subsidiary Institutions........................   66
  Prompt Corrective Action..................................   67
DESCRIPTION OF FCC COMMON STOCK.............................   68
AMENDMENT OF FCC'S ARTICLES.................................   69
  General...................................................   69
  Certain Effects of FCC Articles Amendment.................   69
  Recommendation of the FCC Board...........................   70
OTHER MATTERS...............................................   70
SHAREHOLDER PROPOSALS.......................................   70
EXPERTS.....................................................   71
OPINIONS....................................................   71
APPENDICES:


  Appendix A -- Amended and Restated Agreement and Plan of Merger, dated as of
                May 17, 1998 and amended and restated as of July 29, 1998, by and between HFNC Financial Corp. and First Charter Corporation


  Appendix B -- Opinion of Sandler O'Neill & Partners, L.P.

  Appendix C -- Opinion of Wheat First Securities, Inc.

                                    SUMMARY

     The following is a summary of certain information contained in this Joint Proxy Statement and the documents incorporated herein by reference. This summary is not intended to be a complete description of the matters covered in this Joint Proxy Statement and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Joint Proxy Statement. Shareholders are urged to read carefully the entire Joint Proxy Statement, including the Appendices. As used in this Joint Proxy Statement, the terms "FCC" and "HFNC" refer to First Charter Corporation and HFNC Financial Corp., respectively, and, where the context requires, to those entities and their respective subsidiaries.

THE PARTIES

     HFNC. HFNC, a North Carolina corporation, is a savings and loan holding company which was organized in August 1995 in connection with the conversion of Home Federal Savings and Loan Association ("Home Federal") from mutual to stock form (the "Conversion"). The Conversion was effected on December 28, 1995, at which time Home Federal converted to a federal stock savings and loan association and became a wholly-owned subsidiary of HFNC. As of March 31, 1998, HFNC had total consolidated assets of approximately $979.6 million, total consolidated loans of approximately $790.3 million, total consolidated deposits of approximately $432.1 million, and total consolidated shareholders' equity of approximately $168.9 million.

     Home Federal is a community oriented savings institution which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on the origination of loans secured by one- to four-family residential dwellings. Home Federal conducts its business from its main office, eight branch offices, and a loan origination office, all located in Mecklenburg County, North Carolina.

     The principal executive offices of HFNC are located at 139 South Tryon Street, Charlotte, North Carolina 28202 and its telephone number at such address is (704) 373-0400. Additional information with respect to HFNC and its subsidiaries is included elsewhere herein and in documents incorporated by reference in this Joint Proxy Statement. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."

     FCC. FCC, a North Carolina corporation, is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As of March 31, 1998, FCC had total consolidated assets of approximately $776 million, total consolidated loans of approximately $549 million, total consolidated deposits of approximately $636 million, and total consolidated shareholders' equity of approximately $81 million.

     FCC conducts its business activities through its two banking subsidiaries, First Charter National Bank, a national banking association, and Bank of Union, a state-chartered commercial bank (collectively, the "FCC Banking Subsidiaries"). The FCC Banking Subsidiaries provide a wide variety of retail and commercial banking services through 21 branch offices, two limited service facilities, and 43 ATMs located in Cabarrus, Mecklenburg, Rowan, Cleveland, Rutherford, and Union Counties, North Carolina.

     The principal executive offices of FCC are located at 22 Union Street North, Concord, North Carolina 28025, and its telephone number at such address is (704) 786-3300. Additional information with respect to FCC and its subsidiaries is included in documents incorporated by reference in this Joint Proxy Statement. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."

MEETINGS OF SHAREHOLDERS


     HFNC. This Joint Proxy Statement is being furnished to the holders of HFNC Common Stock in connection with the solicitation by the HFNC Board of proxies for use at the HFNC Special Meeting at which HFNC shareholders will be asked to vote upon (i) a proposal to approve the Agreement, and (ii) such other business as may properly come before the HFNC Special Meeting. The HFNC Special Meeting will be held at the Adams Mark Hotel, located at 555 South McDowell Street, Charlotte, North Carolina 28204, at

10:00 a.m., local time, on September 29, 1998. See "MEETINGS OF
SHAREHOLDERS -- Date, Place, Time, and Purpose."



     The HFNC Board has fixed the close of business on August 3, 1998, as the record date (the "HFNC Record Date") for determination of the shareholders entitled to notice of and to vote at the HFNC Special Meeting. Only holders of record of shares of HFNC Common Stock on the HFNC Record Date will be entitled to notice of and to vote at the HFNC Special Meeting. Each share of HFNC Common Stock is entitled to one vote. On the HFNC Record Date, there were 17,192,500 shares of HFNC Common Stock outstanding. See "MEETINGS OF SHAREHOLDERS -- Record Date, Voting Rights, Required Vote, and Revocability of Proxies."



     Approval of the Agreement and the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the issued and outstanding shares of HFNC Common Stock entitled to be voted at the HFNC Special Meeting. Each share of HFNC Common Stock is entitled to one vote on each matter submitted to the shareholders. The directors and executive officers of HFNC (including immediate family members and affiliated entities) owned, as of the HFNC Record Date, 966,487 shares, or approximately 5.6% of the outstanding shares of HFNC Common Stock. The directors and executive officers of FCC owned, as of the HFNC Record Date, 2,792 shares, or less than 1% of the outstanding shares of HFNC Common Stock. See "MEETINGS OF SHAREHOLDERS -- Record Date, Voting Rights, Required Vote, and Revocability of Proxies."


     For information with respect to the number and percentage of shares of HFNC Common Stock beneficially owned by directors and executive officers of HFNC as well as to the beneficial owners of 5% or more of the outstanding shares of HFNC Common Stock, see "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the HFNC Annual Meeting Proxy Statement for the HFNC 1997 Annual Meeting of Shareholders. See "Documents Incorporated by Reference."


     FCC. This Joint Proxy Statement is likewise being furnished to the holders of FCC Common Stock in connection with the solicitation by the FCC Board of proxies for use at the FCC Special Meeting at which FCC shareholders will be asked to vote upon (i) a proposal to approve the Agreement, including the issuance of shares of FCC Common Stock pursuant to the Agreement, (ii) a proposal to approve the FCC Articles Amendment, and (iii) such other business as may properly come before the FCC Special Meeting. The FCC Special Meeting will be held at Cabarrus Country Club, located at 3427 Weddington Road, NW, Concord, NC 28027, at 2:00 p.m., local time, on September 29, 1998. See "MEETINGS OF SHAREHOLDERS -- Date, Place, Time, and Purpose."



     The FCC Board has fixed the close of business on August 3, 1998, as the record date (the "FCC Record Date") for determination of the shareholders entitled to notice of and to vote at the FCC Special Meeting. Only holders of record of shares of FCC Common Stock on the FCC Record Date will be entitled to notice of and to vote at the FCC Special Meeting. Each share of FCC Common Stock is entitled to one vote. On the FCC Record Date, there were 9,260,078 shares of FCC Common Stock outstanding. See "MEETINGS OF SHAREHOLDERS -- Record Date, Voting Rights, Required Vote, and Revocability of Proxies."



     Approval of the Agreement requires the affirmative vote of the holders of a majority of the issued and outstanding shares of FCC Common Stock entitled to be voted at the FCC Special Meeting. Approval of the FCC Articles Amendment requires the affirmative vote of the holders of a majority of the votes cast at the FCC Special Meeting by holders of FCC Common Stock. The directors and executive officers of FCC (including immediate family members and affiliated entities) owned, as of the FCC Record Date, 640,935 shares, or approximately 6.9% of the outstanding shares of FCC Common Stock. The directors and executive officers of HFNC owned, as of the FCC Record Date, 1,232 shares, or less than 1% of the outstanding shares of FCC Common Stock. See "MEETINGS OF
SHAREHOLDERS -- Record Date, Voting Rights, Required Vote, and Revocability of Proxies."


     For information with respect to the number and percentage of shares of FCC Common Stock beneficially owned by directors and executive officers of FCC as well as to the beneficial owners of 5% or more of the outstanding shares of FCC Common Stock, see "Principal Shareholders" in the FCC Annual Meeting Proxy

Statement for the FCC 1998 Annual Meeting of Shareholders. See "DOCUMENTS INCORPORATED BY REFERENCE."

THE MERGER

     General. The Agreement provides for the merger of HFNC with and into FCC. At the Effective Time, each share of HFNC Common Stock then issued and outstanding (excluding shares held by HFNC or FCC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .57 of a share of FCC Common Stock (subject to possible adjustment as set forth in the Agreement). In addition, at the Effective Time, each award, option, or other right to purchase or acquire shares of HFNC Common Stock pursuant to stock options, stock appreciation rights, or stock awards (the "HFNC Options") granted by HFNC under the HFNC stock plans (the "HFNC Stock Plans"), which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to FCC Common Stock on a basis that reflects the Exchange Ratio. As a result, shareholders of HFNC will become shareholders of FCC, and each of the subsidiaries of HFNC shall continue to conduct its business and operations as a subsidiary of FCC.

     The transactions described in the Agreement are subject to the approvals of the shareholders of HFNC, the shareholders of FCC, the Federal Reserve, and certain state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger (i) for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) for accounting purposes shall qualify for treatment as a pooling of interests.

     In the event both of the following conditions are satisfied, (i) the "Average Closing Price" (defined in the Agreement as the average of the daily last sale prices of FCC Common Stock quoted on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported therein, another authoritative source as reasonably selected by FCC) for the 10 consecutive full trading days for which such shares are traded on the Nasdaq NMS ending at the close of trading on the later of the date of the Meetings and the date on which the consent of the Federal Reserve shall be received (the "Determination Date")) is less than $19.60 and (ii)(1) the quotient obtained by dividing the Average Closing Price by $24.50 (such quotient being the "FCC Ratio") is less than (2) the quotient obtained by dividing the weighted average of the closing prices (the "Index Price") of 21 bank holding companies designated in the Agreement (the "Index Group") on the Determination Date by the Index Price on May 15, 1998, less 15% (such quotient being the "Index Ratio"), then, HFNC will have the right to terminate the Agreement unless FCC elects to adjust the Exchange Ratio in the manner described under "DESCRIPTION OF TRANSACTION -- Possible Adjustment of Exchange Ratio." UNDER NO CIRCUMSTANCES WOULD THE EXCHANGE RATIO BE LESS THAN
 .57 OF A SHARE OF FCC COMMON STOCK FOR EACH SHARE OF HFNC COMMON STOCK.

     In making its determination of whether to terminate the Agreement, the HFNC Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including, without limitation, information concerning the business, financial condition, results of operations, and prospects of FCC (including the recent performance of FCC Common Stock, the historical financial data of FCC, customary statistical measurements of FCC's financial performance, and the future prospects for FCC Common Stock following the Merger), and the advice of its financial advisor and legal counsel. If the HFNC Board elects to terminate the Agreement, FCC would then determine whether to proceed with the Merger at the higher Exchange Ratio. In making this determination, the principal factors FCC will consider include the projected effect of the Merger on FCC's pro forma earnings per share and whether FCC's assessment of HFNC's earning potential as part of FCC justifies the issuance of an increased number of shares of FCC Common Stock. If FCC declines to adjust the Exchange Ratio, HFNC may elect to proceed without the adjustment, provided it does so within 10 days of the Determination Date. FCC IS UNDER NO OBLIGATION TO ADJUST THE EXCHANGE RATIO.

     Approval of the Agreement by the HFNC shareholders will also authorize the HFNC Board to exercise its discretion whether to proceed with the Merger in the event that HFNC has the right to exercise its termination right as described above. The HFNC Board expects it would exercise such discretion and decide whether to terminate the Agreement without a resolicitation of shareholders.

     No fractional shares of FCC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest to which any holder of HFNC Common Stock would otherwise be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of FCC Common Stock multiplied by the closing price of one share of FCC Common Stock on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as reasonably selected by
FCC) on the last trading day preceding the Effective Time. See "DESCRIPTION OF TRANSACTION -- GENERAL."

     Relative Contributions of HFNC and FCC to Resulting Entity. Assuming the Merger had been consummated as of March 31, 1998, the respective contributions of HFNC and FCC to FCC as the resulting entity of the Merger on the basis of total assets, total shareholders' equity, net interest income, and net income, would have been as follows:

                                                          AT OR FOR THE THREE
                                                              MONTHS ENDED
                                                             MARCH 31, 1998
                                                         ----------------------
                                                           HFNC          FCC
                                                         ---------    ---------
                                                         (DOLLARS IN THOUSANDS)
Total assets...........................................  $979,554     $775,783
Total shareholders' equity.............................   168,920       81,173
Net interest income....................................     7,822        8,489
Net income.............................................     3,159        3,011


     In addition, based on the total number of shares of HFNC Common Stock and FCC Common Stock outstanding on August 3, 1998 (excluding, in HFNC's case, 994,000 shares of HFNC Common Stock held by FCC as a result of purchases of HFNC Common Stock by FCC and 89,557 unallocated shares of HFNC Common Stock held in the HFNC Management Recognition and Retention Plan ("HFNC MRRP")) and assuming the Merger had been consummated on such date, the former shareholders of HFNC would have been entitled to cast approximately 49.8% of the votes in an election of directors of FCC as the resulting entity of the Merger and the shareholders of FCC would have been entitled to cast approximately 50.2% of the votes in an election of FCC directors as the resulting entity of the Merger. See "BUSINESS OF FCC -- Recent Developments."


     Reasons for the Merger; Recommendations of the Boards of Directors of HFNC and FCC. The HFNC Board believes that the Agreement and the Merger are in the best interests of HFNC and its shareholders, and the FCC Board believes that the Agreement, the Merger, and the issuance of shares of FCC Common Stock pursuant to the Agreement are in the best interests of FCC and its shareholders. Each Board has approved the matters to be adopted or approved by its respective shareholders. The HFNC Board recommends that the HFNC shareholders vote FOR approval of the Agreement. The FCC Board recommends that FCC shareholders vote FOR approval of the Agreement and the issuance of shares of FCC Common Stock pursuant to the Agreement. The Boards of Directors of HFNC and FCC believe that, among other things, the Merger will result in a company with expanded opportunities for profitable growth and that the combined resources and capital of HFNC and FCC will provide an enhanced ability to compete in the changing and competitive financial services industry. See "DESCRIPTION OF
TRANSACTION -- Background of and Reasons for the Merger."

     Opinion of Financial Advisors. Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") has rendered an opinion to the HFNC Board that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the Exchange Ratio is fair to the holders of HFNC Common Stock from a financial point of view. The opinion of Sandler O'Neill is included as Appendix B to this Joint Proxy Statement. HFNC shareholders are urged to read the Sandler O'Neill opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken in connection therewith. See "DESCRIPTION OF
TRANSACTION -- Opinion of HFNC's Financial Advisor."

     Similarly, Wheat First Securities, Inc. ("Wheat First") has rendered an opinion to the FCC Board that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the Exchange Ratio is fair, from a financial point of view, to the shareholders of FCC. The opinion of Wheat First is included as Appendix C to this Joint Proxy Statement. FCC shareholders are urged to read the Wheat First opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "DESCRIPTION OF TRANSACTION -- Opinion of FCC's Financial Advisor."


     Management and Operations After the Merger. Upon consummation of the Merger, the current directors of FCC will continue to serve as directors of FCC. In addition, the FCC Board will take all corporate actions necessary to appoint Ray W. Bradley, Jr., Joe M. Logan, John M. McCaskill, and Willie E. Royal as directors of FCC to serve until the 1999 Annual Meeting of Shareholders of FCC (the "1999 Annual Meeting"). At the 1999 Annual Meeting, FCC will nominate John
M. McCaskill for election to the FCC Board. Those former directors of HFNC who are members of the Board of Directors of FCC immediately prior to the 1999 Annual Meeting, but who do not remain on the FCC Board after the 1999 Annual Meeting and whose age exceeds the retirement age for directors of FCC, shall be appointed Directors Emeritus and shall receive for the first year following the 1999 Annual Meeting, compensation equal to $8,000 per Director Emeritus. See "DESCRIPTION OF TRANSACTION -- Management and Operations After the Merger."


     Effective Time. Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Articles of Merger (as defined in the Agreement) become effective with the Secretary of State of the State of North Carolina. Subject to the terms and conditions of the Agreement, unless otherwise agreed upon in writing by the duly authorized officers of HFNC and FCC, the parties will use their reasonable efforts to cause the Effective Time to occur on or before the 15th business day (as designated by FCC) following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last consent of any regulatory authority having authority over and approving or exempting the Merger and (ii) the date on which the shareholders of HFNC and FCC approve the matters relating to the Agreement required to be approved by such shareholders. See "DESCRIPTION OF TRANSACTION -- Effective Time of the Merger," "-- Conditions to Consummation of the Merger," and "-- Waiver, Amendment, and Termination."

     NO ASSURANCE CAN BE PROVIDED THAT THE NECESSARY SHAREHOLDER AND REGULATORY APPROVALS CAN BE OBTAINED OR THAT THE OTHER CONDITIONS PRECEDENT TO THE MERGER CAN OR WILL BE SATISFIED. HFNC AND FCC ANTICIPATE THAT ALL CONDITIONS TO THE CONSUMMATION OF THE MERGER WILL BE SATISFIED SO THAT THE MERGER CAN BE CONSUMMATED ON OR ABOUT SEPTEMBER 30, 1998. HOWEVER, DELAYS IN THE CONSUMMATION OF THE MERGER COULD OCCUR.

     Distribution of Consideration. Promptly after the Effective Time, FCC and HFNC will cause an exchange agent selected by FCC (the "Exchange Agent"), to mail to each holder of record of a certificate or certificates (collectively, the "Certificates") which, immediately prior to the Effective Time, represented outstanding shares of HFNC Common Stock, a letter of transmittal and instructions for use in effecting the surrender and cancellation of the Certificates in exchange for certificates representing shares of FCC Common Stock. Cash will be paid to the holders of HFNC Common Stock in lieu of issuing any fractional shares of FCC Common Stock. In no event will the holder of any surrendered Certificate(s) be entitled to receive interest on any cash to be issued to such holder, and in no event will HFNC, FCC, or the Exchange Agent be liable to any holder of HFNC Common Stock for any consideration delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law. See "DESCRIPTION OF TRANSACTION -- Distribution of Consideration."

     Regulatory Approval and Other Conditions. The Merger is subject to the prior approval of the Federal Reserve. An application has been filed with the Federal Reserve for the requisite approval. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVAL WILL BE OBTAINED OR AS TO THE TIMING OF SUCH APPROVAL.

     Consummation of the Merger is subject to various other conditions, including receipt of the required approvals of the HFNC and FCC shareholders, receipt of opinions of counsel as to the tax-free nature of certain aspects of the Merger, receipt of a letter from each of the independent accountants of FCC and HFNC to the effect that the Merger will qualify for pooling-of-interests accounting treatment, and certain other conditions at the Effective Time. See "DESCRIPTION OF TRANSACTION -- Regulatory Approval" and "-- Conditions to Consummation of the Merger."

     Waiver, Amendment, and Termination. The Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by mutual consent of the HFNC Board and the FCC Board, or by the action of the Board of Directors of either company under certain circumstances, including, but not limited to, if the Merger is not consummated by April 30, 1999, unless the failure to consummate by such date is due to a breach of the Agreement by the party seeking to terminate. To the extent permitted by law and as set forth in the Agreement, except with respect to the manner or basis in which shares of HFNC Common Stock are to be exchanged for shares of FCC Common Stock, the Agreement may be amended upon the written agreement of FCC and HFNC without the approval of shareholders before or after the matters relating to the Agreement required to be approved by the HFNC and FCC shareholders are approved by such shareholders, and the Merger may be abandoned notwithstanding approval of the matters relating to the Agreement required to be approved by the HFNC shareholders. See "DESCRIPTION OF TRANSACTION -- Waiver, Amendment, and Termination."

     Dissenters' Rights. Holders of HFNC Common Stock do not have dissenters' rights with respect to the Merger. Holders of FCC Common Stock do not have dissenters' rights with respect to the Merger, the issuance of shares of FCC Common Stock pursuant to the Agreement, or the FCC Articles Amendment.


     Interests of Certain Persons in the Merger. Certain members of HFNC's management and the HFNC Board may be deemed to have certain interests in the Merger that are in addition to their interests as shareholders of HFNC generally. These additional interests may be deemed to arise from certain actions FCC has agreed to take regarding the employment and consulting arrangements of certain HFNC executive officers and the compensation and indemnification of HFNC directors. The HFNC Board and the FCC Board were aware of these interests and considered them, among other matters, in approving the Merger. These interests relate to: (i) the receipt, under certain circumstances, by certain executive officers of HFNC of certain economic benefits pursuant to the terms of their respective employment agreements; (ii) the assumption by FCC of the HFNC Options on a basis that reflects the Exchange Ratio, including HFNC Options held by the "HFNC Executive Officer Group" (as defined herein) and the "HFNC Non-Executive Officer Director Group" (as defined herein) entitling them, as of the HFNC Record Date, to purchase in the aggregate 429,810 shares of HFNC Common Stock, (based upon the $12.125 closing price of HFNC Common Stock on the Nasdaq NMS on August 7, 1998 and a weighted average exercise price of $13.67, the HFNC Options held by the HFNC Executive Officer Group and the HFNC Non-Executive Officer Director Group currently have no economic value since the weighted average exercise price was in excess of the closing price of HFNC Common Stock on August 7, 1998); (iii) the vesting of 370,824 shares of HFNC Common Stock under the HFNC MRRP, including 289,014 shares of HFNC Common Stock held by the HFNC Executive Officer Group and the HFNC Non-Executive Officer Director Group having an aggregate market value of approximately $4.5 million (based upon the $12.125 closing price of HFNC Common Stock on the Nasdaq NMS on August 7, 1998), pursuant to the HFNC MRRP; and (iv) the continued indemnification by FCC of the former directors, officers, employees, and agents of HFNC and its subsidiaries following consummation of the Merger to the full extent provided under North Carolina law and by HFNC's Articles of Incorporation (the "HFNC Articles") and Bylaws (the "HFNC Bylaws") and to provide liability insurance to HFNC officers and directors for a period of three years after the Effective Time. See "DESCRIPTION OF TRANSACTION -- Interests of Certain HFNC Persons in the Merger."



     In addition, upon consummation of the Merger, the former shareholders of HFNC may hold just in excess of 50% of the outstanding shares of FCC Common Stock and as a result, a change of control provision that is included in each of FCC's stock-based plans (the "FCC Stock Plans") will automatically cause any outstanding unvested options (the "FCC Options") to vest, including FCC Options held by the "FCC Executive Officer Group" (as defined herein) and the "FCC Non-Executive Officer Director Group" (as defined herein) entitling them, as of the FCC Record Date, to purchase in the aggregate 25,400 shares of FCC Common Stock having an aggregate market value of approximately $0.5 million (based upon the $21.625 closing price of FCC Common Stock on the Nasdaq NMS on August 7,
1998). In addition, under the change in control agreements that FCC entered into with various executive officers, consummation of the Merger may constitute a change in control of FCC and if such officer's employment is terminated by FCC without cause or by the officer for good reason during the one year following the Effective Time, such officer will be entitled to a payment from FCC in an amount determined under such officer's change in control agreement. See "DESCRIPTION OF TRANSACTION -- Interests of Certain FCC Persons in the Merger."

     Federal Income Tax Consequences of the Merger. Consummation of the Merger is conditioned on the receipt of an opinion of counsel to the effect that, among other things, the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code and no gain or loss will be recognized by holders of HFNC Common Stock upon the exchange in the Merger of HFNC Common Stock solely for FCC Common Stock (except to the extent of any cash received in lieu of a fractional share interest in FCC Common Stock). Subject to the provisions and limitations of Section 302(a) of the Code, gain or loss will be recognized upon the receipt of cash in lieu of fractional share interests. See "DESCRIPTION OF TRANSACTION -- Federal Income Tax Consequences of the Merger."

     BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCE OF EACH SHAREHOLDER AND OTHER CIRCUMSTANCES, EACH HFNC SHAREHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER (INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, AND FOREIGN INCOME AND OTHER LAW).

     Accounting Treatment. It is intended that the Merger will be accounted for as a pooling-of-interests transaction for accounting and financial reporting purposes, and FCC will not consummate the Merger if such accounting treatment is not available. See "DESCRIPTION OF TRANSACTION -- Accounting Treatment."

     Certain Differences in Shareholders' Rights. At the Effective Time, holders of HFNC Common Stock, whose rights are governed by the HFNC Articles and the HFNC Bylaws, and by the North Carolina Business Corporation Act (the "NCBCA"), will automatically become FCC shareholders, and their rights as FCC shareholders will be governed by the FCC Articles and Bylaws (the "FCC Bylaws") and the NCBCA. The rights of FCC shareholders differ from the rights of HFNC shareholders in certain important respects, including but not limited to: (i) anti-takeover provisions generally; (ii) authorized capital stock; (iii) amendment of charter and bylaws; (iv) classified board of directors and absence of cumulative voting; (v) director removal and vacancies; (vi) limitations on director liability; (vii) indemnification; (viii) special meetings of shareholders; (ix) actions by shareholders without a meeting; (x) shareholder nominations and proposals; (xi) business combinations; (xii) limitations on ability to vote stock; (xiii) shareholders' rights to examine books and records; and (xiv) dividends.. See "EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS."

     Conduct of Business Pending the Merger. Pursuant to the Agreement, each of HFNC and FCC generally have agreed that unless the prior written consent of the other has been obtained, and except as otherwise expressly contemplated in the Agreement, each of HFNC and FCC and their respective subsidiaries will (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and assets and maintain its rights and franchises, (iii) use its reasonable efforts to maintain its current employee relationships, and (iv) take no action which would (a) adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of a condition or restriction of the type referred to in the Agreement or (b) adversely affect the ability of either party to perform its covenants and agreements under the Agreement.

     HFNC has also agreed that until the earlier of the Effective Time or termination of the Agreement, HFNC will not, except with the prior written consent of the chief executive officer or chief financial officer of FCC (which consent shall not be unreasonably withheld), agree or commit to, or permit its subsidiaries to agree or commit to, take certain actions, including generally, but not limited to: (i) incurring, guaranteeing, or otherwise becoming responsible for, any additional debt obligation for borrowed money in excess of $500,000; (ii) declare or pay any dividends, except that HFNC generally may declare and pay regular quarterly cash dividends on the shares of HFNC Common Stock at a rate of $.08 per share, with usual and regular record and payments dates in accordance with past practice (as previously disclosed by HFNC to FCC);
(iii) subject to certain exceptions, permit to become outstanding, any additional shares of HFNC Common Stock, or any other capital stock of HFNC or any of its subsidiaries or any rights to acquire such stock or any security convertible into such stock; (iv) subject to certain exceptions, acquire direct or indirect control of any other entity; (v) subject to certain exceptions, grant any increase in compensation or benefits or pay any bonus to the employees or officers of HFNC or any of its subsidiaries; or (vi) subject to certain exceptions, enter into or amend any employment contract between HFNC or any of its subsidiaries and any person, which HFNC or the relevant subsidiary does not have an unconditional right to terminate without liability.

     FCC has also agreed that until the earlier of the Effective Time or termination of the Agreement, FCC will not, except for the prior written consent of the chief executive officer or chief financial officer of HFNC (which consent shall not be unreasonably withheld), agree or commit to, or permit its subsidiaries to agree or commit to, take certain actions, including generally, but not limited to: (i) declare or pay any dividends, except that FCC generally may declare and pay regular quarterly cash dividends on the shares of FCC Common Stock at a rate of $.15 per share; (ii) amend the FCC Articles or the FCC Bylaws in a manner which would adversely effect in any manner the terms of the FCC Common Stock or the ability of FCC to consummate the transactions contemplated by the Agreement; or (iii) make any acquisition (including an acquisition of branch offices and related deposit liabilities) that could affect the ability of FCC to consummate the transactions contemplated by the Agreement in a reasonably timely manner. See "DESCRIPTION OF TRANSACTION -- Conduct of Business Pending the Merger."

     Option Agreements. HFNC and FCC have entered into reciprocal stock option agreements (the "Option Agreements") pursuant to which (i) HFNC granted FCC an option to purchase, under certain circumstances and subject to certain adjustments and limitation, up to 3,421,300 shares, or approximately 19.9% of the outstanding shares, of HFNC Common Stock at a price of $13.63 per share (the "HFNC Option Agreement") and (ii) FCC granted HFNC an option to purchase, under certain circumstances and subject to certain adjustments and limitations, up to 1,859,970 shares, or approximately 19.9% of the outstanding shares, of FCC Common Stock at a price of $28.00 per share (the "FCC Option Agreement"). Under the terms of each of the Option Agreements, the Total Profit (as defined in the Option Agreements) and the Notional Total Profit (as defined in the Option Agreements) that a holder may realize under each Option Agreement, as a result of exercising the Option Agreement, may not exceed $7.5 million. The Option Agreements are exerciseable upon the occurrence of certain events that create the potential for another party to acquire control of the issuer. To the best knowledge of HFNC and FCC, no such event which would permit exercise of either of the Option Agreements has occurred as of the date of this Joint Proxy Statement. The Option Agreements were granted by HFNC and FCC as a condition of and in consideration of the other party entering into the Agreement and are intended to increase the likelihood that the Merger will be effected by making it more difficult and more expensive for a third party to acquire control of either HFNC or FCC. See "DESCRIPTION OF TRANSACTION -- Option Agreements."

AMENDMENT OF FCC'S ARTICLES

     At the FCC Special Meeting, the shareholders of FCC also will be voting on a proposal to approve the FCC Articles Amendment thereby increasing the number of authorized shares of FCC Common Stock from 25,000,000 to 50,000,000. See "AMENDMENT OF FCC'S ARTICLES."

COMPARATIVE MARKET PRICES OF COMMON STOCK

     Shares of FCC Common Stock and HFNC Common Stock are traded on the Nasdaq NMS under the symbol "FCTR" and "HFNC," respectively.

     The following table sets forth the reported closing sale prices per share for FCC Common Stock and HFNC Common Stock and the equivalent per share prices giving effect to the Merger (as explained below) for HFNC Common Stock on (i) May 15, 1998, the last trading day preceding the public announcement of the execution of the Agreement, and (ii) August 7, 1998, the latest practicable date prior to the mailing of this Joint Proxy Statement.



                                            FCC             HFNC        EQUIVALENT PRICE
                                        COMMON STOCK    COMMON STOCK    PER HFNC SHARE(1)
                                        ------------    ------------    -----------------
May 15, 1998..........................     $24.50          $13.63            $13.97
August 7, 1998........................      21.63           12.13             12.33


---------------
(1) The equivalent price per share of HFNC Common Stock at each specified date represents the closing sale price of a share of FCC Common Stock on such date multiplied by an Exchange Ratio of .57. See "COMPARATIVE MARKET PRICES AND DIVIDENDS."

     There can be no assurance as to what the market price of the FCC Common Stock will be if and when the Merger is consummated, or anytime thereafter.

SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present selected consolidated financial data for FCC and HFNC as of and for the respective interim periods ended March 31, 1998 and 1997 and as of and for each of the years in the five-year periods ended December 31, 1997 and June 30, 1997, respectively. The information for FCC has been derived from the consolidated financial statements of FCC, including the unaudited consolidated financial statements of FCC incorporated in this Joint Proxy Statement by reference to the FCC March 31, 1998 Form 10-Q and audited consolidated financial statements of FCC incorporated in this Joint Proxy Statement by reference to the FCC 1997 Form 10-K, and should be read in conjunction therewith and with the notes thereto. See "DOCUMENTS INCORPORATED BY REFERENCE." The information for HFNC has been derived from the consolidated financial statements of HFNC, including the unaudited consolidated financial statements of HFNC incorporated in this Joint Proxy Statement by reference to the HFNC March 31, 1998 Form 10-Q and audited consolidated financial statements of HFNC incorporated in this Joint Proxy Statement by reference to the HFNC 1997 Form 10-K and should be read in conjunction therewith and with the notes thereto. See "DOCUMENTS INCORPORATED BY REFERENCE." Historical results are not necessarily indicative of results to be expected for any future period. In the opinion of the respective management's of FCC and HFNC, all adjustments (which include normal recurring adjustments and those related to the adoption of any new accounting principles) necessary to arrive at a fair statement of interim results of operations of FCC and HFNC, respectively, have been included. With respect to FCC and HFNC, results for the three-months and nine-months periods, respectively, ended March 31, 1998, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                     THREE MONTHS ENDED
                                          MARCH 31,                      YEARS ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1998       1997       1997       1996       1995       1994       1993
                                     --------   --------   --------   --------   --------   --------   --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Interest income..................  $ 14,930   $ 12,990   $ 55,954   $ 50,907   $ 45,935   $ 35,824   $ 30,228
  Interest expense.................     6,441      5,807     24,751     22,797     19,836     13,265     11,407
                                     --------   --------   --------   --------   --------   --------   --------
    Net interest income............     8,489      7,183     31,203     28,110     26,099     22,559     18,821
  Provision for loan losses........       710        409      2,702      1,540      1,991      1,105      1,134
                                     --------   --------   --------   --------   --------   --------   --------
    Net interest income after
      provision for loan losses....     7,779      6,774     28,501     26,570     24,108     21,454     17,687
  Noninterest income...............     2,566      2,213      9,452      7,271      6,278      5,560      5,394
  Noninterest expense..............     6,089      5,137     25,642     19,354     19,181     17,283     16,067
                                     --------   --------   --------   --------   --------   --------   --------
    Income before income taxes.....     4,256      3,850     12,311     14,487     11,205      9,731      7,014
  Income taxes.....................     1,245      1,164      3,910      4,418      2,901      2,653      1,828
                                     --------   --------   --------   --------   --------   --------   --------
    Net income before cumulative
      effect of change in
      accounting principle.........     3,011      2,686      8,401     10,069      8,304      7,078      5,186
  Cumulative effect of change in
    accounting principle...........        --         --         --         --         --         --        300
                                     --------   --------   --------   --------   --------   --------   --------
    Net income.....................  $  3,011   $  2,686   $  8,401   $ 10,069   $  8,304   $  7,078   $  5,486
                                     ========   ========   ========   ========   ========   ========   ========

PER SHARE DATA:(1)
  Basic
    Net income before cumulative
      effect of change in
      accounting principle.........  $   0.32   $   0.29   $   0.91   $   1.10   $   0.95   $   0.81   $   0.61
    Net income.....................      0.32       0.29       0.91       1.10       0.95       0.81       0.65
  Diluted
    Net income before cumulative
      effect of change in
      accounting principle.........      0.32       0.29       0.90       1.09       0.94       0.80       0.61
    Net income.....................      0.32       0.29       0.90       1.09       0.94       0.80       0.64
  Cash dividends declared..........     0.140      0.125      0.530      0.500      0.430      0.340      0.260
  Period-end book value............      8.70       8.20       8.39       7.80       7.08       6.18       5.79

BALANCE SHEET DATA (AT PERIOD END):
  Total assets.....................  $775,783   $675,099   $761,694   $680,257   $626,490   $536,182   $454,469
  Loans, net.......................   540,628    463,086    515,799    449,988    408,761    346,412    289,487
  Allowance for loan losses........     8,088      6,661      8,004      6,528      6,056      5,056      4,605
  Deposits.........................   635,834    562,154    621,354    569,856    515,434    450,986    393,398
  Total shareholders' equity.......    81,173     72,877     77,804     71,721     64,571     54,092     49,047

PERFORMANCE RATIOS:
  Net income to average
    shareholders' equity(2)........     15.20%     14.82%     11.04%     14.77%     14.28%     13.48%     11.12%
  Net income to average total
    assets(2)......................      1.62       1.63       1.20       1.55       1.45       1.44       1.29
  Shareholders' equity to total
    assets.........................     10.46      10.80      10.21      10.54      10.31      10.09      10.79

                                     THREE MONTHS ENDED
                                          MARCH 31,                      YEARS ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1998       1997       1997       1996       1995       1994       1993
                                     --------   --------   --------   --------   --------   --------   --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CAPITAL RATIOS:
  Tier 1 risk-based capital........     13.03%     14.30%     12.92%     14.47%     14.15%     14.25%     14.55%
  Total risk-based capital.........     14.27      15.55      14.15      15.73      15.40      15.50      15.77
  Leverage.........................     10.25      10.67      10.65      10.65      10.86      10.05      10.74

ASSET QUALITY RATIOS:
  Loans to deposits................     86.30%     83.56%     84.30%     80.11%     80.48%     77.93%     74.76%
  Allowance for loan losses as a
    percentage of gross loans......      1.47       1.42       1.53       1.43       1.46       1.44       1.57
  Net loans charged off during
    period to average loans(2).....      0.47       0.23       0.25       0.24       0.26       0.23       0.33
  Problem assets as a percentage of
    total assets...................      0.76       0.69       0.74       0.45       0.51       1.17       1.31

---------------
(1) All per share data reflects a 6-for-5 stock split declared in the second quarter of 1997, and a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994.

(2) March 31, 1998 and 1997 amounts have been annualized.

                     HFNC FINANCIAL CORP. AND SUBSIDIARIES

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                  NINE MONTHS ENDED
                                      MARCH 31,                         YEARS ENDED JUNE 30,
                                 -------------------    -----------------------------------------------------
                                   1998       1997        1997        1996       1995       1994       1993
                                 --------   --------    --------    --------   --------   --------   --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Interest income..............  $ 52,143   $ 48,801    $ 65,316    $ 52,142   $ 46,121   $ 47,810   $ 53,047
  Interest expense.............    30,015     24,926      34,619      28,009     24,251     20,348     24,330
                                 --------   --------    --------    --------   --------   --------   --------
    Net interest income........    22,128     23,875      30,697      24,133     21,870     27,462     28,717
  Provision for loan losses
    (recovered)................       (46)       200         (59)        337        486      1,352      4,791
                                 --------   --------    --------    --------   --------   --------   --------
    Net interest income after
      provision for loan
      losses...................    22,174     23,675      30,756      23,796     21,384     26,110     23,926
  Noninterest income...........     6,474        946       1,202       1,817      1,430      2,636      1,341
  Noninterest expense..........    12,181     15,953      19,985      12,423     12,807     12,051     11,476
                                 --------   --------    --------    --------   --------   --------   --------
    Income before income
      taxes....................    16,467      8,668      11,973      13,190     10,007     16,695     13,791
  Income taxes.................     6,442      3,337       4,609       4,566      3,857      6,379      7,213
                                 --------   --------    --------    --------   --------   --------   --------
    Net income before
      cumulative effect of
      change in accounting
      principle................    10,025      5,331       7,364       8,624      6,150     10,316      6,578
  Cumulative effect of change
    in accounting principle....        --         --          --      (1,050)        --      2,054         --
                                 --------   --------    --------    --------   --------   --------   --------
    Net income.................  $ 10,025   $  5,331    $  7,364    $  7,574   $  6,150   $ 12,370   $  6,578
                                 ========   ========    ========    ========   ========   ========   ========

PER SHARE DATA:(1)
  Basic net income before
    cumulative effect of
    accounting change..........  $   0.64   $   0.33    $   0.46         n/a        n/a        n/a        n/a
  Diluted net income before
    cumulative effect of
    accounting change..........      0.61       0.33        0.45         n/a        n/a        n/a        n/a
  Basic net income.............      0.64       0.33        0.46         n/a        n/a        n/a        n/a
  Diluted net income...........      0.61       0.33        0.45         n/a        n/a        n/a        n/a
  Cash dividends declared......     0.220      5.190(2)    5.260(2)      n/a        n/a        n/a        n/a
  Period-end book value........      9.83       9.23(2)     9.37(2)    14.34        n/a        n/a        n/a

BALANCE SHEET DATA (AT PERIOD
  END):
  Total assets.................  $979,554   $842,917    $892,920    $788,878   $589,659   $574,676   $588,337
  Loans, net...................   790,254    617,870     658,323     505,131    436,008    436,642    481,896
  Allowance for loan losses....     7,085      7,905       7,612       7,496      8,088      7,828      7,181
  Deposits.....................   432,054    447,858     443,840     448,571    490,566    445,496    465,434
  Total shareholders' equity...   168,920    158,736(2)  161,060(2)  246,504     81,812     73,172     60,803

PERFORMANCE RATIOS:
  Net income to average
    shareholders' equity(3)....      8.11%      2.91%       3.46%       4.22%      7.89%     17.57%     11.18%
  Net income to average total
    assets(3)..................      1.46       0.83        0.86        1.11       1.05       2.15       1.11
  Shareholders' equity to total
    assets.....................     17.24      18.83       18.04       31.25      13.87      12.73      10.33

                                  NINE MONTHS ENDED
                                      MARCH 31,                         YEARS ENDED JUNE 30,
                                 -------------------    -----------------------------------------------------
                                   1998       1997        1997        1996       1995       1994       1993
                                 --------   --------    --------    --------   --------   --------   --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CAPITAL RATIOS:
  Tier 1 risk-based capital....     30.86%     34.08%      32.56%      61.64%     24.77%     21.77%     16.36%
  Total risk-based capital.....     32.18      35.81       34.16       63.53      27.34      24.14      18.33
  Leverage.....................     17.56      17.52       18.00       32.64      13.26      12.59      10.12

ASSET QUALITY RATIOS:
  Loans to deposits............    184.55%    139.73%     150.04%     114.28%     90.53%     99.77%    105.08%
  Allowance for loan losses as
    a percentage of gross
    loans......................      0.89       1.26        1.14        1.46       1.82       1.76       1.47
  Net loans charged off
    (recovered) during period
    to average loans(3)........      0.09      (0.05)      (0.03)       0.20       0.05       0.16       0.33
  Problem assets as a
    percentage of total
    assets.....................      0.73       0.99        0.87        1.41       2.17       3.70       5.46

---------------
(1) During the June 30, 1996 fiscal year, HFNC converted from mutual to stock form. Accordingly, the per share data for periods prior to June 30, 1996, is marked as "n/a."

(2) Includes the payment of a $5.00 per share special distribution to shareholders on March 18, 1997.

(3) March 31, 1998 and 1997 amounts have been annualized.

HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

     The following table sets forth certain comparative per share data relating to earnings before accounting changes, cash dividends, and book value on: (i) a historical basis for FCC and HFNC; (ii) a pro forma combined basis per share of FCC Common Stock, giving effect to the Merger; and (iii) an equivalent pro forma basis per share of HFNC Common Stock, giving effect to the Merger. The FCC pro forma combined information and the HFNC equivalent pro forma information give effect to the Merger and reflect an Exchange Ratio of .57 of a share of FCC Common Stock for each outstanding share of HFNC Common Stock. The Merger is expected to be accounted for using the pooling-of-interests method of accounting. The pro forma information gives effect to the Merger as though it were consummated as of January 1, 1995. The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position. The pro forma book value per share data and the earnings per share amounts do not reflect acquisition-related charges to be incurred in connection with consummation of the Merger.

     The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of FCC and HFNC, including the respective notes thereto. See "DOCUMENTS INCORPORATED BY REFERENCE" and "-- Selected Consolidated Financial Data."

               FIRST CHARTER CORPORATION AND HFNC FINANCIAL CORP.

              HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1997      1996      1995
                                                              ------    ------    ------
INCOME PER SHARE
  FCC
     Basic..................................................  $ 0.91    $ 1.10    $ 0.95
     Diluted................................................    0.90      1.09      0.94
  HFNC(1)
     Basic..................................................    0.69      0.58       n/a
     Diluted................................................    0.66      0.58       n/a
  FCC pro forma, combined
     Basic..................................................    1.06      1.06      1.46
     Diluted................................................    1.03      1.06      1.45
  HFNC pro forma equivalent(2)
     Basic..................................................    0.60      0.60      0.83
     Diluted................................................    0.58      0.60      0.83

CASH DIVIDENDS PER SHARE
  FCC.......................................................   0.530     0.500     0.430
  HFNC(1)(3)................................................   5.280     0.120       n/a
  FCC pro forma.............................................   3.540     0.568     0.430
  HFNC pro forma equivalent(2)..............................   2.018     0.324     0.245

                                                              MARCH 31,    DECEMBER 31,
                                                                1998           1997
                                                              ---------    ------------
BOOK VALUE PER COMMON SHARE
  FCC.......................................................   $ 8.70         $ 8.39
  HFNC......................................................     9.83           9.23
  FCC pro forma.............................................    13.07          12.79
  HFNC pro forma equivalent (2).............................     7.45           6.95

---------------
(1) Converted from fiscal year-end (June 30) to FCC's fiscal year-end (December
    31). In addition, during the June 30, 1996 fiscal year, HFNC converted from mutual to stock form. Accordingly, the 1995 HFNC historical per share data is marked as "n/a."

(2) The equivalent pro forma per share data for HFNC are computed by multiplying FCC's pro forma information by .57, the Exchange Ratio.

(3) Includes the payment of a $5.00 per share special distribution to shareholders on March 18, 1997.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following selected pro forma consolidated financial data for the three months ended March 31, 1998 and 1997 and for the five-year period ended December 31, 1997, give effect to the Merger as of the date or at the beginning of the periods indicated, with the Merger treated as a pooling of interests for accounting purposes. The pro forma balance sheet data at March 31, 1998, reflect preliminary estimates by FCC of acquisition-related charges to be incurred in connection with consummation of the Merger; however, the income statement data does not reflect the estimated acquisition-related charges. The selected pro forma consolidated financial data as of December 31, 1997, 1996, 1995, 1994, 1993, and for the years then ended include historical operating results of HFNC on a calendar year basis rather than on a June 30 fiscal year basis as originally reported. Such calendar year financial data for HFNC has not been audited. The selected pro forma consolidated financial data are presented for informational purposes only and are not necessarily indicative of the consolidated financial position or results of operations which actually would have occurred if the Merger had been consummated at the date or at the beginning of the periods indicated or which may be obtained in the future.

     The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of FCC and HFNC, including the respective notes thereto. See "DOCUMENTS INCORPORATED BY REFERENCE" and "-- Selected Consolidated Financial Data."

                 SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

                                          THREE MONTHS ENDED
                                               MARCH 31,                           YEARS ENDED DECEMBER 31, (1)
                                        -----------------------   --------------------------------------------------------------
                                           1998         1997         1997         1996         1995         1994         1993
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Interest income.....................  $   33,091   $   29,606   $  123,067   $  111,540   $   93,211   $   81,400   $   81,215
  Interest expense....................      16,780       14,515       62,828       52,310       47,783       34,119       33,394
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net interest income...............      16,311       15,091       60,239       59,230       45,428       47,281       47,821
  Provision for loan losses...........         662          648        2,684        1,873        2,331        1,764        3,522
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net interest income after
      provision for loan losses.......      15,649       14,443       57,555       57,357       43,097       45,517       44,299
    Noninterest income................       3,737        2,527       15,327        8,537        8,242        7,482        7,431
  Noninterest expense.................       9,941       10,081       42,947       36,568       31,850       29,683       28,451
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Income before income taxes........       9,445        6,889       29,935       29,326       19,489       23,316       23,279
  Income taxes........................       3,275        2,334       10,765        9,723        5,631        8,610        8,812
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income before cumulative
      effect of change in accounting
      principle.......................       6,170        4,555       19,170       19,603       13,858       14,706       14,467
  Cumulative effect of change in
    accounting principle..............          --           --           --           --       (1,050)          --        2,354
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income........................  $    6,170   $    4,555   $   19,170   $   19,603   $   12,808   $   14,706   $   16,821
                                        ==========   ==========   ==========   ==========   ==========   ==========   ==========
PER SHARE DATA:(2)
  Basic
    Net income before cumulative
      effect of change in accounting
      principle.......................  $     0.34   $     0.25   $     1.06   $     1.06   $     1.58   $     1.67   $     1.70
    Net income........................        0.34         0.25         1.06         1.06         1.46         1.67         1.98
  Diluted
    Net income before cumulative
      effect of change in accounting
      principle.......................        0.33         0.24         1.03         1.06         1.57         1.68         1.69
    Net income........................        0.33         0.24         1.03         1.06         1.45         1.68         1.97
  Cash dividends declared.............       0.186        3.015        3.540        0.568        0.430        0.340        0.260
  Period-end book value...............       13.07        12.19        12.79        17.01        16.28        14.91        13.90
BALANCE SHEET DATA (AT PERIOD END):
  Total assets........................  $1,763,530   $1,518,016   $1,672,480   $1,581,870   $1,552,749   $1,122,327   $1,028,743
  Loans, net..........................   1,330,882    1,080,956    1,246,228    1,043,862      859,358      781,551      741,039
  Allowance for loan losses...........      15,173       14,566       15,263       14,409       13,795       13,076       12,402
  Deposits............................   1,067,888    1,010,012    1,059,262    1,013,810      985,230      900,709      857,863
  Total shareholders' equity..........     253,200      231,613      243,909      323,107      308,073      130,409      117,735
PERFORMANCE RATIOS:
  Net income to average shareholders'
    equity(3).........................       10.10%        5.97%        7.47%        6.23%        9.83%       11.73%       13.36%
  Net income to average total
    assets(3).........................        1.47         1.18         1.21         1.34         1.16         1.37         1.43
  Shareholders' equity to total
    assets............................       14.17        15.26        14.58        20.43        19.84        11.62        11.44
CAPITAL RATIOS:
  Tier 1 risk-based capital...........       21.53%       23.78%       21.95%       33.98%       35.90%       18.28%       17.23%
  Total risk-based capital............       22.81        25.26        23.30        35.47        37.48        20.06        18.99
  Leverage............................       14.31        14.59        14.94        20.83        23.94        11.53        11.31
ASSET QUALITY RATIOS:
  Loans to deposits...................      126.05%      108.47%      119.09%      104.39%       88.62%       88.22%       87.83%
  Allowance for loan losses as a
    percentage of gross loans.........        1.13         1.33         1.21         1.36         1.58         1.65         1.65
  Net loans charged off during period
    to average loans(3)...............        0.23         0.18         0.16         0.17         0.19         0.11         0.31
  Problem assets as a percentage of
    total assets......................        0.74         0.86         0.77         0.72         1.03         2.14         2.86

---------------
(1) For the purposes of preparing the Selected Pro Forma Consolidated Financial Data, HFNC's financial information has been converted from its fiscal year-end (June 30) to FCC's fiscal year-end (December 31).

(2) All per share data reflects a 6-for-5 stock split declared by FCC in the second quarter of 1997, and a stock split effected in the form of a 33 1/3% stock dividend declared by FCC in the fourth quarter of 1994.

(3) March 31, 1998 and 1997 amounts have been annualized.

                            MEETINGS OF SHAREHOLDERS

DATE, PLACE, TIME, AND PURPOSE


     HFNC. This Joint Proxy Statement is being furnished to the holders of HFNC Common Stock in connection with the solicitation by the HFNC Board of proxies for use at the HFNC Special Meeting at which HFNC shareholders will be asked to vote upon (i) a proposal to approve the Agreement, and (ii) such other business as may properly come before the HFNC Special Meeting. The HFNC Special Meeting will be held at the Adams Mark Hotel, located at 555 South McDowell Street, Charlotte, North Carolina 28204, at 10:00 a.m., local time, on September 29, 1998. See "DESCRIPTION OF TRANSACTION."



     FCC. This Joint Proxy Statement is being furnished to the holders of FCC Common Stock in connection with the solicitation by the FCC Board of proxies for use at the FCC Special Meeting at which FCC shareholders will be asked to vote upon (i) a proposal to approve the Agreement, including the issuance of shares of FCC Common Stock pursuant to the Agreement, (ii) a proposal to approve the FCC Articles Amendment, and (iii) such other business as may properly come before the FCC Special Meeting. The FCC Special Meeting will be held at Cabarrus Country Club, located at 3427 Weddington Road, NW, Concord, North Carolina 28027, at 2:00 p.m., local time, on September 29, 1998. See "DESCRIPTION OF TRANSACTION."


RECORD DATE, VOTING RIGHTS, REQUIRED VOTE, AND REVOCABILITY OF PROXIES


     HFNC. The close of business on August 3, 1998, has been fixed as the HFNC Record Date for determining holders of outstanding shares of HFNC Common Stock entitled to notice of and to vote at the HFNC Special Meeting. Only holders of HFNC Common Stock of record on the books of HFNC at the close of business on the HFNC Record Date are entitled to notice of and to vote at the HFNC Special Meeting. As of the HFNC Record Date, there were 17,192,500 shares of HFNC Common Stock issued and outstanding held by approximately 2,900 holders of record.


     Each holder of record of shares of HFNC Common Stock on the HFNC Record Date is entitled to cast one vote per share on (i) the proposal to adopt the Agreement, and (ii) on any other matter properly submitted for the vote of the HFNC shareholders at the HFNC Special Meeting. The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of HFNC Common Stock entitled to vote at the HFNC Special Meeting is necessary to constitute a quorum at the HFNC Special Meeting.

     HFNC intends to count shares of HFNC Common Stock present in person at the HFNC Special Meeting but not voting, and shares of HFNC Common Stock for which it has received proxies but with respect to which holders of shares have abstained on any matter, as present at the HFNC Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Approval of the Agreement requires the affirmative vote of the holders of a majority of the issued and outstanding shares of HFNC Common Stock entitled to vote at the HFNC Special Meeting. Brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers on the approval of the Agreement without specific instructions from such customers. Given that the approval of the Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of HFNC Common Stock entitled to be voted thereon, any abstention, non-voting share or "broker non-vote" with respect to such shares of HFNC Common Stock will have the same effect as a vote AGAINST the approval of the Agreement.

     Shares of HFNC Common Stock represented by properly executed proxies, if such proxies are received prior to or at the HFNC Special Meeting and not revoked, will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED (I) FOR THE PROPOSAL TO APPROVE THE AGREEMENT AND (II) IN THE DISCRETION OF THE PROXYHOLDER AS TO ANY OTHER MATTER WHICH MAY COME PROPERLY BEFORE THE HFNC SPECIAL MEETING. IF NECESSARY, THE PROXYHOLDER MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE HFNC SPECIAL MEETING IN ORDER TO PERMIT FURTHER SOLICITATION OF PROXIES IN THE EVENT THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE FOREGOING PROPOSALS AT THE TIME OF THE HFNC SPECIAL MEETING. HOWEVER,

NO PROXYHOLDER WILL VOTE ANY PROXIES VOTED AGAINST APPROVAL OF THE AGREEMENT FOR A PROPOSAL TO ADJOURN THE HFNC SPECIAL MEETING.

     A HFNC shareholder who has given a proxy solicited by the HFNC Board may revoke it at any time prior to its exercise at the HFNC Special Meeting by either (i) giving written notice of revocation to the Corporate Secretary of HFNC, (ii) properly submitting to HFNC a duly executed proxy bearing a later date, or (iii) attending the HFNC Special Meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: HFNC Financial Corp., 139 South Tryon Street, Charlotte, North Carolina 28202; Attention: Ann G. Benton, Corporate Secretary.


     The directors and executive officers of HFNC (including immediate family members and affiliated entities) owned, as of the HFNC Record Date, 966,487 shares, or approximately 5.6% of the outstanding shares of HFNC Common Stock. The directors and executive officers of FCC owned, as of the HFNC Record Date, 2,792 shares, or less than 1% of the outstanding shares of HFNC Common Stock.



     In addition, as of the HFNC Record Date, HFNC, as a fiduciary, custodian, and agent, had sole or shared voting power over 997,171 shares, or 5.8%, of the issued and outstanding shares of HFNC Common Stock, under trust agreements and other instruments and agreements, including shares held as trustee or agent of various HFNC employee benefit and stock purchase plans. HFNC did not hold any of the issued and outstanding shares of FCC Common Stock as of the FCC Record Date.


     For information with respect to beneficial owners of 5% or more of the outstanding shares of HFNC Common Stock, and information with respect to the number and percentage of outstanding shares of HFNC Common Stock beneficially owned by the directors and executive officers of HFNC, see "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the HFNC Annual Meeting Proxy Statement for the HFNC 1997 Annual Meeting of Shareholders. See "Documents Incorporated by Reference."


     FCC. The close of business on August 3, 1998, has been fixed as the FCC Record Date for determining holders of outstanding shares of FCC Common Stock entitled to notice of and to vote at the FCC Special Meeting. Only holders of FCC Common Stock of record on the books of FCC at the close of business on the FCC Record Date are entitled to notice of and to vote at the FCC Special Meeting. As of the FCC Record Date, there were 9,260,078 shares of FCC Common Stock issued and outstanding held by approximately 3,300 holders of record.


     Each holder of record of shares of FCC Common Stock on the FCC Record Date is entitled to cast one vote per share on (i) the proposal to approve the Agreement, including the issuance of shares of FCC Common Stock pursuant to the Agreement, (ii) the proposal to approve the FCC Articles Amendment, and (iii) on any other matter properly submitted for the vote of the FCC shareholders at the FCC Special Meeting. The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of FCC Common Stock entitled to vote at the FCC Special Meeting is necessary to constitute a quorum at the FCC Special Meeting.

     FCC intends to count shares of FCC Common Stock present in person at the FCC Special Meeting but not voting, and shares of FCC Common Stock for which it has received proxies but with respect to which holders of shares have abstained on any matter, as present at the FCC Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Approval of the Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of FCC Common Stock entitled to be voted at the FCC Special Meeting, while approval of the FCC Articles Amendment requires the affirmative vote of a majority of the votes cast at the FCC Special Meeting by holders of FCC Common Stock. Brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers on the approval of the Agreement or the FCC Articles Amendment without specific instructions from such customers. Given that the approval of the Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of FCC Common Stock entitled to be voted at the FCC Special Meeting, any abstention, non-voting share or "broker non-vote" with respect to such shares of FCC Common Stock will have the effect as a vote AGAINST the approval of the Agreement. However, given that the approval of the FCC Articles Amendment requires the affirmative vote of a majority of the votes cast at the FCC Special Meeting by holders of FCC Common Stock, any abstention, non-voting share, or "broker-non-vote" with respect to such shares of FCC Common Stock will not have the effect of a vote AGAINST the approval of the FCC Articles Amendment.

     Shares of FCC Common Stock represented by properly executed proxies, if such proxies are received prior to or at the FCC Special Meeting and not revoked, will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED (I) FOR THE PROPOSAL TO APPROVE THE AGREEMENT, (II) FOR THE PROPOSAL TO APPROVE THE FCC ARTICLES AMENDMENT, AND (III) IN THE DISCRETION OF THE PROXYHOLDER AS TO ANY OTHER MATTER WHICH MAY COME PROPERLY BEFORE THE FCC SPECIAL MEETING. IF NECESSARY, THE PROXYHOLDER MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE FCC SPECIAL MEETING IN ORDER TO PERMIT FURTHER SOLICITATION OF PROXIES IN THE EVENT THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE FOREGOING PROPOSAL AT THE TIME OF THE FCC SPECIAL MEETING. HOWEVER, NO PROXYHOLDER WILL VOTE ANY PROXIES VOTED AGAINST APPROVAL OF THE AGREEMENT OR THE FCC ARTICLES AMENDMENT FOR A PROPOSAL TO ADJOURN THE FCC SPECIAL MEETING.

     A FCC shareholder who has given a proxy solicited by the FCC Board may revoke it at any time prior to its exercise at the FCC Special Meeting by either
(i) giving written notice of revocation to the Corporate Secretary of FCC, (ii) properly submitting to FCC a duly executed proxy bearing a later date, or (iii) attending the FCC Special Meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: First Charter Corporation, 22 Union Street North, Concord, North Carolina 28025.


     The directors and executive officers of FCC (including immediate family members and affiliated entities) owned, as of the FCC Record Date, 640,935 shares, or approximately 6.9% of the outstanding shares of FCC Common Stock. The directors and executive officers of HFNC owned, as of the FCC Record Date, 1,232 shares, or less than 1% of the outstanding shares of FCC Common Stock.



     In addition, as of the FCC Record Date, FCC, as a fiduciary, custodian, and agent, had sole or shared voting power over 1,022,439 shares, or 11.0%, of the issued and outstanding shares of FCC Common Stock, under trust agreements and other instruments and agreements, including shares held as trustee or agent of various FCC employee benefit and stock purchase plans. FCC also held 994,000 shares of the issued and outstanding shares of HFNC Common Stock as of the HFNC Record Date. It is the policy of FCC not to vote such shares in the absence of instructions from other appropriate parties having an interest in such stock, such as co-fiduciaries and participants in such plans, unless the subsidiary has sole authority with respect to shares thereto.


     For information with respect to beneficial owners of 5% or more of the outstanding shares of FCC Common Stock, and information with respect to the number and percentage of outstanding shares of FCC Common Stock beneficially owned by the directors and executive officers of FCC, see "Principal Shareholders" in the FCC Annual Meeting Proxy Statement for the FCC 1998 Annual Meeting of Shareholders. See "DOCUMENTS INCORPORATED BY REFERENCE."

SOLICITATION OF PROXIES

     Proxies may be solicited by the directors, officers, employees, and agents of HFNC and FCC by mail, in person, or by telephone or telegraph. Such persons will receive no additional compensation for such services. HFNC and FCC may make arrangements with brokerage firms and other custodians, nominees, and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of HFNC Common Stock and FCC Common Stock held of record by such persons. Any such brokers, custodians, nominees, and fiduciaries will be reimbursed for the reasonable out-of-pocket expenses incurred by them for such services. All expenses associated with the fees for filing the Registration Statement with the SEC and expenses related to the printing and mailing of this Joint Proxy Statement will be shared by FCC and HFNC as provided in the Agreement. See "DESCRIPTION OF TRANSACTION -- Expenses and Fees."

DISSENTERS' RIGHTS

     HFNC Common Stock. Holders of HFNC Common do not have dissenters' rights with respect to the Merger.

     FCC Common Stock. Holders of FCC Common Stock do not have dissenters' rights with respect to the Merger, the issuance of shares of FCC Common Stock pursuant to the Agreement, or the FCC Articles Amendment.

                           DESCRIPTION OF TRANSACTION

     The following information describes material aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is included as Appendix A to this Joint Proxy Statement and incorporated herein by reference. All shareholders are urged to read the Appendices in their entirety.

GENERAL

     The Agreement provides for the acquisition of HFNC by FCC pursuant to the merger of HFNC with and into FCC, with the effect that FCC will be the surviving corporation resulting from the Merger. At the Effective Time, each share of HFNC Common Stock then issued and outstanding (excluding shares held by HFNC, FCC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .57 of a share of FCC Common Stock, subject to possible adjustment as described under "-- Possible Adjustment of Exchange Ratio."

     No fractional shares of FCC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share to which any holder of HFNC Common Stock would be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of FCC Common Stock multiplied by the closing price of such common stock on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as reasonably selected by FCC) on the last trading day preceding the Effective Time.


     As of the HFNC Record Date, HFNC had 17,192,500 shares of HFNC Common Stock outstanding. Based upon the Exchange Ratio (and excluding 994,000 shares of HFNC Common Stock held by FCC as a result of purchases of HFNC Common Stock by FCC and 89,557 unallocated shares of HFNC Common Stock held in the HFNC MRRP), upon consummation of the Merger, FCC will issue approximately 9,182,097 shares of FCC Common Stock. Accordingly, FCC would then have outstanding approximately 18,442,175 shares of FCC Common Stock, based on the number of shares of FCC Common Stock outstanding on the FCC Record Date (excluding shares to be issued pursuant to the exercise of stock options and for other purposes). See "BUSINESS OF FCC -- Recent Developments."


POSSIBLE ADJUSTMENT OF EXCHANGE RATIO

     Under certain circumstances described below, the Exchange Ratio could be adjusted pursuant to certain provisions of the Agreement. UNDER NO CIRCUMSTANCES WOULD THE EXCHANGE RATIO BE LESS THAN .57 OF A SHARE OF FCC COMMON STOCK FOR EACH SHARE OF HFNC COMMON STOCK. An adjustment could occur only if the HFNC Board elects to terminate the Agreement pursuant to the provisions of the Agreement described below, and if FCC then elects to avoid termination of the Agreement by increasing the Exchange Ratio.

     If:

          (i) the Average Closing Price (as defined below) is less than $19.60 and

          (ii) (a) the number obtained by dividing the Average Closing Price by $24.50 (the "FCC Ratio") is less than (b) the number obtained by dividing the weighted average of the closing prices of the common stock of the bank holding companies defined as the "Index Group" in the Agreement (the "Index

     Price") on the Determination Date (as defined below) by the Index Price on May 15, 1998, less 15% (the "Index Ratio"), then

HFNC may elect to terminate the Agreement (the "Stock Price Termination Right") unless FCC increases the Exchange Ratio such that the shares of FCC Common Stock issued in exchange for each share of HFNC Common Stock have a value (based on the Average Closing Price) equal to the lesser of (i) $11.17 and (ii) the value (based on the Average Closing Price) of the shares of FCC Common Stock that would have been exchanged for each share of HFNC Common Stock if the relative performance of FCC Common Stock as determined above was 15% lower than the relative performance of the Index Group. If the Merger is approved by the HFNC shareholders, the HFNC Board may elect not to terminate the Agreement and to consummate the Merger without resoliciting the HFNC shareholders even if HFNC's Stock Price Termination Right is triggered and as a result of the Exchange Ratio, the value of the shares of FCC Common Stock (valued at the Average Closing Price) issued in exchange for each share of HFNC Common Stock would be less than the lesser of (i) $11.17 and (ii) the value (based on the Average Closing Price) of the shares of FCC Common Stock that would have been exchanged for each share of HFNC Common Stock if the relative performance of FCC Common Stock as determined above was 15% lower than the relative performance of the Index Group.

     The Average Closing Price is the average of the daily last sales prices of FCC Common Stock as reported on the Nasdaq NMS (as reported by The Wall Street Journal, or, if not reported thereby, another authoritative source as chosen by
FCC) for 10 consecutive full trading days in which such shares are traded on the Nasdaq NMS ending at the close of trading on the Determination Date.

     The Determination Date is the later of the date of the Meetings and the date on which consent to the Merger of the Federal Reserve shall be received (without regard to any requisite waiting period thereof).

     These conditions reflect the parties' agreement that HFNC shareholders will assume the risk of declines in the value of FCC Common Stock to $19.60. Any adjustment of the Exchange Ratio below a decline in the price of FCC Common Stock to $19.60 would be dependent on whether the Average Closing Price of FCC Common Stock is less than a market basket of comparable bank holding company common stocks (the Index Group referenced above) by more than 15%.

     In making its determination of whether to terminate the Agreement, the HFNC Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including, without limitation, information concerning the business, financial condition, results of operations, and prospects of FCC (including the recent performance of FCC Common Stock, the historical financial data of FCC, customary statistical measurements of FCC's financial performance, and the future prospects for FCC Common Stock following the Merger), and the advice of its financial advisor and legal counsel. If the HFNC Board elects to terminate the Agreement, FCC would then determine whether to proceed with the Merger at the higher Exchange Ratio. In making this determination, the principal factors FCC will consider include the projected effect of the Merger on FCC's pro forma earnings per share and whether FCC's assessment of HFNC's earning potential as part of FCC justifies the issuance of an increased number of shares of FCC Common Stock. If FCC declines to adjust the Exchange Ratio, HFNC may elect to proceed without the adjustment, provided it does so within 10 days of the Determination Date. FCC IS UNDER NO OBLIGATION TO ADJUST THE EXCHANGE RATIO.

     The operation of the adjustment mechanism can be illustrated by three scenarios. (For purposes of the scenarios, it has been assumed that the initial Exchange Ratio is .57, the Starting Price of FCC Common Stock is $24.50, and the Index Price, as of the Starting Date, is $100.)

          (1) The first scenario occurs if the Average Closing Price is not less than $19.60. Under this scenario, regardless of any comparison between the FCC Ratio and the Index Ratio, there would be no possible adjustment to the Exchange Ratio, even though the value of the consideration to be received by HFNC shareholders could have fallen from a pro forma $13.97 per share, as of the Starting Date, to $11.17 per share, as of the Determination Date.

          (2) The second scenario occurs if the Average Closing Price is less than $19.60, but the FCC Ratio is not below the Index Ratio (meaning the decline in the price of the FCC Common Stock compared to the Starting Price is not greater than the decline of the common stock prices of the Index Group less 15%). Under this scenario, there also would be no possible adjustment to the Exchange Ratio, even though the value of the consideration to be received by HFNC shareholders would have fallen from a pro forma $13.97 per share, as of the Starting Date, to an amount based on the then lower Average Closing Price of FCC Common Stock, as of the Determination Date.

          (3) The third scenario occurs if the Average Closing Price declines below $19.60 and the FCC Ratio is below the Index Ratio (meaning the decline in the price of FCC Common Stock compared to the Starting Price is not greater than the decline of the common stock price of the Index Group less 15%). Under this scenario, the adjustment in the Exchange Ratio is designed to ensure, subject to the HFNC Board exercising its right to terminate the Agreement and the FCC Board electing to avoid such termination that, if the Merger is consummated the HFNC shareholders receive shares of FCC Common Stock having a value (based upon the Average Closing Price) that corresponds to at least $11.17 or a 15% decline from the stock price performance reflected by the Index Group, whichever is less.

          For example, if the Average Closing Price were $18.00, and the Index Price as of the Determination Date were $90, the FCC Ratio (.73) would be below the Index Ratio (.75). HFNC could terminate the Agreement unless FCC elected within five days to increase the Exchange Ratio to equal .5856, which represents the lesser of (a) 0.6206 [the result of dividing $11.17 (the product of $19.60 and the .57 Exchange Ratio) by the Average Closing Price ($18.00), rounded to the nearest ten thousandth] and (b) .5856 [the result of dividing the Index Ratio at the Determination Date (.75) times .57, by the FCC Ratio (.73), rounded to the nearest ten thousandth]. Based upon the assumed $18.00 Average Closing Price, the new Exchange Ratio would represent a value to the HFNC shareholders of $10.54 per share.

          If the Average Closing Price were $18.00, and the Index Price as of the Determination Date, were $100, the FCC Ratio (.73) would be below the Index Ratio (.85, or 1 minus .15), HFNC could terminate the Agreement unless FCC elected within five days to increase the Exchange Ratio to equal .6206, which represents the lesser of (a) .6206 [the result of dividing $11.17 (the product of $19.60 and the .57 Exchange Ratio) by the Average Closing Price ($18.00), rounded to the nearest ten thousandth] and (b) .6637 [the result of dividing the Index Ratio at the Determination Date (.85) times .57, by the FCC Ratio (.73), rounded to the nearest ten thousandth]. Based upon the assumed $18.00 Average Closing Price, the new Exchange Ratio would represent a value to the HFNC shareholders of $11.17 per share.

However, it is possible that the HFNC Board would not elect to exercise its termination right even if the Average Closing Price is below $19.60 and the FCC Ratio is below the Index Ratio. Under these circumstances, the Exchange Ratio would remain at .57, regardless of the fact that the Average Closing Price is below $19.60. Conversely it is possible that if the HFNC Board does elect to exercise its termination right, the FCC Board would not elect to increase the Exchange Ratio to prevent such termination, and under these circumstances the Agreement would terminate.


     As of August 7, 1998, the closing price of FCC Common Stock on the Nasdaq NMS was $21.625, which represents a value to HFNC shareholders based on the Exchange Ratio of .57 of $12.326 per share.


     The actual market value of a share of FCC Common Stock at the Effective Time and at the time certificates for those shares are delivered following surrender and exchange of Certificates for shares of HFNC Common Stock may be more or less than the Average Closing Price. HFNC shareholders are urged to obtain current market quotations for FCC Common Stock. See "COMPARATIVE MARKET PRICES AND DIVIDENDS."


     As of the HFNC Record Date, HFNC had 17,192,500 shares of HFNC Common Stock outstanding. Based upon the Exchange Ratio (and excluding 994,000 shares of HFNC Common Stock held by FCC as a result of purchases of HFNC Common Stock by FCC and 89,557 unallocated shares of HFNC Common Stock held in the HFNC MRRP), upon consummation of the Merger, FCC will issue approximately 9,182,097 shares of FCC Common Stock. See "BUSINESS OF FCC -- Recent Developments."

EFFECT OF THE MERGER ON HFNC OPTIONS

     At the Effective Time, each HFNC Option granted by HFNC under the HFNC Stock Plans (as defined in the Agreement) that is outstanding at the Effective Time, whether or not exercisable, will be converted into and become an option with respect to FCC Common Stock, and FCC will assume each HFNC Option, in accordance with the terms of the HFNC Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) FCC and its Compensation Committee will be substituted for HFNC and the committee of the HFNC Board administering such HFNC Stock Plan, ( ii) each HFNC Option assumed by FCC may be exercised solely for or converted into shares of FCC Common Stock, (iii) the number of shares of FCC Common Stock subject to such HFNC Option will be equal to the number of shares of HFNC Common Stock subject to such HFNC Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iv) the per share exercise price under each such HFNC Option will be adjusted by dividing the per share exercise price under each such HFNC Option by the Exchange Ratio and rounding up to the nearest cent.

BACKGROUND OF AND REASONS FOR THE MERGER

     Background of the Merger. HFNC completed its initial pubic offering of HFNC Common Stock on December 28, 1995 in connection with the conversion of Home Federal from mutual to stock form. HFNC and Home Federal engaged Sandler O'Neill as a financial and marketing advisor in connection with the offering of HFNC Common Stock in the Conversion. The Conversion resulted in net proceeds of $168.4 million and, due in large part to such conversion proceeds, HFNC's equity to assets ratio at December 31, 1995 was 33.7%. Subsequently, HFNC had numerous discussions with Sandler O'Neill concerning, among other things, leveraging its capital position, enhancing shareholder value, and other strategic alternatives, including the payment of a special distribution. As part of the effort to enhance shareholder value, HFNC announced in February 1997 a special distribution of $5.00 per share which was paid on March 18, 1997. In addition, in furtherance of its leveraging strategy and as a means to enhance the value of its franchise, during fiscal 1997, HFNC increased its loan portfolio by $153.2 million or 30.3% and opened both a new branch office and loan origination facility. For fiscal 1997, HFNC's return on average equity, excluding the special SAIF assessment, was 4.34% and its equity to assets ratio at June 30, 1997 was 18.0%.

     Notwithstanding such efforts, the HFNC Board was not satisfied with HFNC's return on equity and its ability to continue to prudently leverage its assets and thereby enhance profitability. As a result, Sandler O'Neill met with H. Joe King, Jr. and J. Harold Barnes, Jr. on April 25, 1997 to review HFNC's financial performance and its strategic alternatives. On May 12, 1997, Sandler O'Neill met with the HFNC Board to update the HFNC Board on market conditions and to discuss HFNC's strategic alternatives, including the possibility of a sale of HFNC as a means to enhance shareholder value. On May 30, 1997, the HFNC Board met again with Sandler O'Neill to discuss a possible sale. At such meeting, Sandler O'Neill identified eight possible acquirors and reviewed the benefits of a potential transaction with each company. Given the large capital base and market capitalization of HFNC, the potential acquirors were all significantly larger than HFNC. On June 17, 1997, the HFNC Board met to further consider the May 30, 1997 meeting and the presentation by Sandler O'Neill, the ability of HFNC to profitably deploy its capital through long-term growth in an increasingly competitive industry, and the ability of HFNC to provide its shareholders with the level of returns necessary to remain an independent financial institution. After a lengthy review and discussion of such factors, the HFNC Board decided to engage Sandler O'Neill to serve as HFNC's financial advisor to identify potential acquirors and explore the benefits of a possible sale of HFNC.

     In early July 1997, Sandler O'Neill contacted eight institutions or their holding companies to determine their possible interest in pursuing an acquisition of HFNC and presentations were made to five companies between July and early August 1997. Following the initial presentations, follow-up conversations were held by Sandler O'Neill with each party and a meeting was held between HFNC and one institution on July 30, 1997 to discuss preliminarily a possible acquisition of HFNC by such company. In addition, in late August, a presentation was made to an additional institution which expressed interest in HFNC. Subsequently, five of these six companies advised Sandler O'Neill that they were either not interested in pursuing a possible acquisition of HFNC at that time or would only consider discussions at a price level below the then market price of HFNC Common Stock. Sandler O'Neill and HFNC pursued discussions with the remaining company through the middle of September 1997. On September 19, 1997, Sandler O'Neill presented to the HFNC Board a status report on the discussions and marketing activities which included a presentation with respect to a possible transaction with the institution with whom discussions were ongoing. The HFNC Board authorized Sandler O'Neill and management to continue discussions with this institution to determine if this institution was interested in making a formal proposal to acquire HFNC. Discussions continued for several more weeks. Subsequently, this institution advised Sandler O'Neill and HFNC that it was not interested in making a formal offer.

     During October and November, Sandler O'Neill and HFNC evaluated whether a possible strategic combination in the form of a merger of equals type transaction would be in the long-term interests of HFNC shareholders. In early December, Sandler O'Neill made a presentation to FCC regarding a merger with HFNC. Between December 1997 and January 1998, one of the companies initially contacted by Sandler O'Neill initiated further discussions with HFNC, however, such company chose not to make a formal offer. By mid January there were active discussions between HFNC and FCC and their advisors, including a meeting on January 26, 1998 between Sandler O'Neill and Wheat First. Another meeting was held on March 20, 1998 between HFNC, Sandler O'Neill, FCC, and Wheat First to further discuss the transaction. On April 24, 1998, the HFNC Board met to consider the preliminary terms of a merger transaction with FCC and to discuss with Sandler O'Neill the financial aspects of such transaction.

     In early May 1998, representatives of both HFNC and FCC conducted due diligence reviews of the other's financial condition, business, and operations. Concurrently, the management of HFNC reviewed and revised several drafts of the definitive agreement with the assistance of HFNC's legal counsel and financial advisor and a draft of the definitive agreement was delivered to each of HFNC's directors for their review. On May 17, 1998, the HFNC Board reviewed the proposed transaction and the definitive agreement with HFNC's legal counsel and Sandler O'Neill. The HFNC Board considered all factors deemed relevant, including Sandler O'Neill's opinion that the Exchange Ratio is fair to HFNC's shareholders from a financial point of view. The HFNC Board determined that the proposed Merger is in the best interests of HFNC and its shareholders and unanimously approved the Merger. HFNC and FCC publicly announced the Merger on May 18, 1998.

     Recommendation of the HFNC Board; Reasons for the Merger. The HFNC Board believes that the Merger is fair to, and in the best interest of, HFNC and its shareholders. ACCORDINGLY, THE HFNC BOARD HAS UNANIMOUSLY APPROVED THE AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF HFNC COMMON STOCK VOTE FOR THE APPROVAL OF THE AGREEMENT. See "-- Opinion of HFNC's Financial Advisor."

     The terms of the Agreement, including the Exchange Ratio and the value of the FCC Common Stock to be received by HFNC's shareholders, were the result of arm's length negotiations between the representatives of HFNC and FCC. In reaching its determination that the Merger and the Agreement are fair to, and in the best interests of, HFNC and its shareholders, HFNC's Board consulted with its financial advisor, as well as with HFNC's management, and considered a number of factors, including, without limitation, the following: (i) the belief that the terms of the Agreement are attractive in that the Agreement provides that HFNC's shareholders will become shareholders of FCC, a company that the HFNC Board believes has very positive future prospects; (ii) the written opinion of Sandler O'Neill that the Exchange Ratio is fair to HFNC's shareholders from a financial point of view, (iii) the pro forma financial information on the Merger, including, among other things, earnings per share, dilution analysis, and ratio impact information; (iv) the sustainability of core earnings by FCC and potential for growth; (v) the tax free nature of the transaction to HFNC and HFNC's shareholders; (vi) the historical stock price information for both FCC and HFNC; (vii) the review by the HFNC Board of the business, operations, management, earnings and financial condition of FCC on both a historical and a prospective basis, of (A) the enhanced opportunities for operating efficiencies, particularly in terms of integration of operations and support functions such as product development, asset-liability management, marketing, data processing, loan review and finance and accounting, that could result from the Merger and
(B) the enhanced opportunities for growth that the Merger would make possible, particularly the ability to respond to changing competitive, technological and regulatory environments; (viii) the HFNC Board's belief that the combined enterprise, having a greater size and greater resources than

HFNC, could offer HFNC's customers a broader range of products and services than HFNC presently offers as an independent entity; (ix) the Board's review of alternatives to the Merger (including the alternatives of remaining independent and growing internally, remaining independent for a period of time and then selling HFNC and remaining independent and growing through future acquisitions), including the range of possible values to HFNC's shareholders obtainable through implementation of such alternatives and the timing and likelihood of actually receiving such values; (x) the HFNC Board's belief that the Merger represents a strategic alliance between FCC and HFNC; and (xi) the current and prospective economic environment and competitive constraints facing financial institutions, including HFNC and FCC.

     In approving the Merger, the HFNC Board did not identify any one factor or group of factors as being more important or significant than any other factor in the decision making process, although individual directors may have given one or more factors more weight than other factors.

     Recommendation of the FCC Board; Reasons for the Merger. The FCC Board believes that the Merger is fair to, and in the best interest of, FCC and its shareholders. ACCORDINGLY, THE FCC BOARD HAS UNANIMOUSLY APPROVED THE AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF FCC COMMON STOCK VOTE FOR THE APPROVAL OF THE AGREEMENT AND THE ISSUANCE OF SHARES OF FCC COMMON STOCK PURSUANT TO THE AGREEMENT. See " -- Opinion of FCC's Financial Advisor."

     The terms of the Merger, including the Exchange Ratio, are the result of arm's-length negotiations between representatives of FCC and HFNC. In reaching its decision to approve the Agreement, the FCC Board consulted with its legal advisors regarding the terms of the transaction, with its financial advisor regarding the financial aspects of the proposed transaction and the fairness of the Exchange Ratio, and with management of FCC, and, without assigning any relative or specific weights, considered a number of factors which the FCC Board deemed material, both from a short-term and long-term perspective, including, without limitation, those set forth in "-- Background of and Reasons for the Merger -- Background of the Merger," and the following: (i) the information presented to the directors by the management of FCC concerning the business, operations, earnings, asset quality, and financial condition of HFNC, including the composition of the earning assets portfolio of HFNC; (ii) the financial terms of the Merger, including the relationship of the value of the consideration issuable in the Merger to the market value, tangible book value, and earnings per share of HFNC Common Stock; (iii) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of HFNC Common Stock for FCC Common Stock for federal income tax purposes and arrangements relating to the continued involvement of the management and the HFNC Board with the combined company; (iv) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay;
(v) the opportunity for reducing the noninterest expense of the operations of HFNC and the ability of the operations of HFNC after the Effective Time to contribute to the earnings of FCC; (vi) the attractiveness of the HFNC franchise, the market position of HFNC in the market in which it operates; (vii) the report of Wheat First reviewing a comparison of HFNC to selected peer savings and loans and of premiums paid in other merger transactions; and (viii) the opinion rendered by Wheat First as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of FCC Common Stock.

     The foregoing discussion is not intended to be exhaustive but includes all of the material factors considered by the FCC Board in determining to recommend that shareholders approve the Agreement, including the issuance of shares of FCC Common Stock pursuant to the Agreement. The FCC Board did not quantify or otherwise attempt to assign relative or specific weights to the factors considered in reaching its determination that the Agreement, the Merger, and the issuance of shares of FCC Common Stock pursuant to the Agreement are in the best interests of shareholders.

OPINION OF HFNC'S FINANCIAL ADVISOR

     Pursuant to a letter agreement dated as of May 22, 1997 (the "Sandler O'Neill Agreement"), HFNC retained Sandler O'Neill as an independent financial advisor in connection with HFNC's consideration of a possible business combination with a second party. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is banks and savings institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

     Pursuant to the terms of the Sandler O'Neill Agreement, Sandler O'Neill acted as financial advisor to HFNC in connection with the Merger. In connection therewith, the HFNC Board requested Sandler O'Neill to render its opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of HFNC Common Stock. At the May 17, 1998 meeting at which the HFNC Board approved and adopted the Agreement, Sandler O'Neill delivered to the HFNC Board its oral opinion, subsequently confirmed in writing (the "Sandler O'Neill Fairness Opinion"), that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of shares of the HFNC Common Stock. THE FULL TEXT OF THE SANDLER O'NEILL FAIRNESS OPINION, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH RENDERING SUCH OPINION, IS ATTACHED AS APPENDIX B TO THIS JOINT PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRELY BY REFERENCE TO APPENDIX B. HFNC'S SHAREHOLDERS ARE URGED TO READ THE SANDLER O'NEILL FAIRNESS OPINION IN ITS ENTIRETY IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER.

     THE SANDLER O'NEILL FAIRNESS OPINION WAS PROVIDED TO THE HFNC BOARD FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO TO HOLDERS OF SHARES OF HFNC COMMON STOCK. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF HFNC TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES OF HFNC COMMON STOCK AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE HFNC SPECIAL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER MATTER RELATED THERETO.

     In connection with rendering the Sandler O'Neill Fairness Opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of such analyses, but does not purport to be a complete description of all the analyses underlying Sandler O'Neill's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. In performing its analyses, Sandler O'Neill made numerous assumptions with respect to industry performance, business and economic conditions and various other industry matters, many of which cannot be predicted and are beyond the control of HFNC, FCC, and Sandler O'Neill. Any estimates contained in Sandler O'Neill's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Because such estimates are inherently subject to uncertainty, none of HFNC, FCC, or Sandler O'Neill assumes responsibility for their accuracy.

     Summary of Proposal. Sandler O'Neill reviewed the financial terms of the proposed merger of equals transaction. Based on the closing price of FCC Common Stock on May 15, 1998 of $24.50 and an Exchange Ratio of 0.57, Sandler O'Neill calculated an implied transaction value per share of HFNC Common Stock of $13.97. Based on the closing price of HFNC Common Stock on May 15, 1998 of $13.63, the transaction value represents only a slight market premium. Based upon HFNC's March 31, 1998 financial information, Sandler O'Neill calculated the price-to-tangible book value and price to last 12-months' earnings. This analysis yielded a price-to-tangible book value multiple of 142% and a price to last 12 months' earnings multiple of 18.6x.

     Stock Trading History. Sandler O'Neill reviewed the history of the reported trading prices and volume of HFNC Common Stock and FCC Common Stock, and the relationship between the movements in the prices of HFNC Common Stock and FCC Common Stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the Nasdaq Banking Index and a selected composite group (identified below) of publicly traded savings institutions (in the case of HFNC) and commercial banks (in the case of FCC).

     Comparable Company Analysis. Sandler O'Neill used publicly available information to compare selected financial and market trading information, including balance sheet composition, asset quality ratios, loan loss reserve levels, profitability, capital adequacy, dividends and trading multiples, for HFNC and two groups of selected institutions. The first group consisted of HFNC and the following nine publicly traded Southeastern savings institutions (the "Regional Thrift Group"): First Financial Holdings Inc., First Liberty Financial Corp., Eagle Bancshares, CENIT Bancorp Inc., First Coastal Bankshares, Inc., Coastal Financial Corp., FirstSpartan Financial Corp., Cooperative Bankshares Inc., and First Citizens Corp. Sandler O'Neill also compared HFNC to a group of 15 publicly traded savings institutions which had a return on equity (based on last 12 months' earnings) of greater than 15% and a price-to-tangible book value of greater than 220% (the "Highly-Valued Thrift Group"). The Highly-Valued Thrift Group was comprised of InterWest Bancorp Inc., Anchor BanCorp Wisconsin, Flagstar Bancorp Inc., D & N Financial Corp., First Federal Capital Corp., WSFS Financial Corp., Metropolitan Financial Corp., CFSB Bancorp Inc., People's Bancshares Inc., Great Southern Bancorp Inc., Home Federal Bancorp, American Bank of Connecticut, MetroWest Bank, Coastal Financial Corp., and Highland Bancorp Inc. The analysis compared publicly available financial information for HFNC and the median data for each of the Regional Thrift Group and the Highly-Valued Thrift Group as of and for each of the fiscal years 1993 through 1997 and as of and for the 12 months ended March 31, 1998 (or in some cases December 31, 1997).

     Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for FCC and two different groups of commercial banks. The first group consisted of FCC and the following 12 publicly traded commercial banks (the "Regional Bank Group"): MainStreet Bank Group Inc., Triangle Bancorp Inc., LSB Bancshares Inc., Anchor Financial Corp., First National Corp., Union Bankshares Corp., Bank of Granite Corp., First Bancorp, James River Bankshares Inc., FNB Financial Services Corp., FNB Corp., and Peoples Bank. Sandler O'Neill also compared FCC to a group of 16 publicly traded commercial banks which had a return on average equity (based on last 12 months' earnings) of greater than 15% and a price to tangible book value of greater than 300% (the "Highly-Valued Bank Group"). The Highly-Valued Bank Group was comprised of Greater Bay Bancorp, Sterling Bancshares Inc., Citizens Bancshares, U.S.B. Holding Co. Inc., Independent Bank Corp., Midwest Banc Holdings Inc., Shoreline Financial Corp., Suffolk Bancorp, Arrow Financial Corp., Premier Bancshares Inc., Tompkins County Trustco Inc., Anchor Financial Corp., Glacier Bancorp Inc., Bank of Granite Corp., Bank of Commerce, and Sun Bancorp Inc. The analysis compared publicly available financial information for FCC and each of the groups as of and for each of the years ended December 31, 1993 through December 31, 1997 and as of and for the 12 months ended March 31, 1998 (or in some cases December 31, 1997).

     Analyses of Selected Merger Transactions. Sandler O'Neill reviewed 50 transactions announced from October 1, 1997 to May 7, 1998 (the "Analysis Period") involving publicly traded savings institutions as acquired institutions with transaction values over $15 million ("Nationwide Transactions"), 7 transactions announced during the Analysis Period involving publicly traded savings institutions in the Southeast as acquired institutions with transaction values over $15 million ("Regional Transaction") and 10 transactions announced during the Analysis Period involving publicly traded savings institutions with a ratio of tangible equity to total assets greater than 10% and a return on average equity of less than 10% as acquired institutions with transaction values over $15 million ("Comparable Institution Transactions"). Sandler O'Neill reviewed the ratios of transaction value to last 12 months' normalized net income, transaction value to tangible book value, transaction value to book value, tangible book premium to core deposits, transaction value to total deposits and transaction value to total assets and computed high, low, mean and median ratios and premiums for the respective groups of transactions. These multiples were applied to HFNC's financial information as of and for the 12 months ended March 31, 1998. Based upon the median multiples for the Nationwide Transactions, Sandler O'Neill derived an imputed range of values per share of HFNC Common Stock of $8.18 to $22.21. Based upon the median multiples for the Regional Transactions, Sandler O'Neill derived an imputed range of values per share of HFNC Common Stock of $9.38 to $21.39. Based upon the median multiples for the Comparable Institution Transactions, Sandler O'Neill derived an imputed range of values per share of HFNC Common Stock of $9.38 to $18.83.

     Discounted Dividend Stream and Terminal Value Analysis. Sandler O'Neill also performed an analysis which estimated the future stream of after-tax dividend flows of HFNC through the year 2002 under various circumstances, assuming HFNC performed in accordance with the earnings forecasts of its management and assuming that HFNC grew at a rate more consistent with the growth rate of the banking industry ("Conservative Scenario"). To approximate the terminal value of HFNC Common Stock at December 31, 2002, Sandler O'Neill applied price to earnings multiples ranging from 14x to 26x and applied multiples of tangible book value ranging from 100% to 175%. The dividend income streams and terminal values were then discounted to present values using different discount rates (ranging from 10% to 18%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of HFNC Common Stock. This analysis, assuming the current dividend payout ratio, indicated an imputed range of values per share of HFNC Common Stock of between $8.29 and $19.42 based on management's projections and $6.60 and $15.25 based on the Conservative Scenario when applying the price to earnings multiples, and an imputed range of values per share of HFNC Common Stock of between $7.21 and $15.75 based on management's projections and $6.94 and $15.30 based on the Conservative Scenario, when applying multiples of tangible book value. In connection with its analysis, Sandler O'Neill used sensitivity analyses to consider the effects changes in the underlying assumptions (including variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio) would have on the resulting present value and discussed these changes with the HFNC Board.

     Sandler O'Neill also performed a similar analysis which estimated the future stream of after-tax dividend flows of FCC through 2002 under various circumstances, assuming FCC performed in accordance with the earnings forecasts of its management. To approximate the terminal value of FCC Common Stock at December 31, 2002, Sandler O'Neill applied price to earnings multiples ranging from 14x to 26x and applied multiples of tangible book value ranging from 150% to 400%. The dividend income streams and terminal values were then discounted to present values using different discount rates (ranging from 10% to 18%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of FCC Common Stock. This analysis, assuming the current dividend payout ratio and management's earnings forecasts, indicated an imputed range of values per share of FCC Common Stock of between $16.09 and $39.19 when applying the price to earnings multiples, and an imputed range of values per share of FCC Common Stock of between $11.31 and $36.91 when applying multiples of tangible book value. In connection with its analysis, Sandler O'Neill used sensitivity analyses to consider the effects changes in the underlying assumptions (including variations with respect to the levels of assets, net interest spread, non-interest income, non-interest expense and dividend payout ratio) would have on the resulting present value and discussed these changes with the HFNC Board.

     Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or actual future results.

     Pro Forma Merger Analysis. Sandler O'Neill analyzed certain potential pro forma effects of the Merger on FCC, based upon an Exchange Ratio of 0.57, HFNC's and FCC's current and projected income statements and balance sheets, and assumptions regarding the economic environment, accounting and tax treatment of the Merger, charges associated with the Merger, operating efficiencies and other adjustments discussed with the senior managements of HFNC and FCC. This analysis indicated that the Merger would be accretive to FCC's earnings per share in each year analyzed following the year in which the Merger was consummated, and accretive to tangible book value per share of FCC Common Stock in all of the years analyzed. From the perspective of a shareholder of HFNC, as compared to management's projected stand-alone performance of HFNC, this analysis indicated that the Merger would be significantly accretive to earnings per share in each year following the year in which the Merger was consummated, and dilutive to tangible book value per share in all of the years analyzed. The actual results achieved by the combined company may vary from projected results and the variations may be material.

     Contribution Analysis. Sandler O'Neill reviewed the relative contributions to, among other things, total assets, total securities, total net loans, total deposits, total borrowings, total tangible equity, last twelve months' net income and last quarter annualized net income to be made by HFNC and FCC to the combined institution based on data as of and for the quarter ended March 31, 1998. This analysis indicated that HFNC's implied contribution was 55.8% of total assets, 45.5% of total securities, 59.4% of total net loans, 40.5% of total deposits, 87.4% of total borrowings, 67.6% of total tangible equity, 43.0% of the last 12 months' net income normalized for securities gains and merger-related expenses and 51.2% of last quarter annualized net income. Based upon an Exchange Ratio of 0.57, holders of the HFNC Common Stock would own approximately 51% of the outstanding shares of the combined institution.

     In connection with rendering the Sandler O'Neill Fairness Opinion, Sandler O'Neill reviewed, among other things: (i) the Agreement and exhibits thereto;
(ii) the Option Agreements; (iii) certain publicly available financial statements of HFNC and other historical financial information provided by HFNC that Sandler O'Neill deemed relevant; (iv) certain publicly available financial statements of FCC and other historical financial information provided by FCC that Sandler O'Neill deemed relevant; (v) certain financial analyses and forecasts of HFNC prepared by and reviewed with management of HFNC and the views of senior management of HFNC regarding HFNC's past and current business, operations, results thereof, financial condition and future prospects; (vi) certain financial analyses and forecasts of FCC prepared by and reviewed with management of FCC and the views of senior management of FCC regarding FCC's past and current business, operations, results thereof, financial condition and future prospects; (vii) the pro forma impact of the Merger on HFNC and FCC;
(viii) the publicly reported historical price and trading activity for HFNC Common Stock and FCC Common Stock, including a comparison of certain financial and stock market information for HFNC and FCC with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) the financial terms of recent business combinations in the savings institution industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular, and (xi) such other information, financial studies, analyses and investigations and financial, economic, and market criteria as Sandler O'Neill considered relevant.

     In performing its reviews and analyses, Sandler O'Neill assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it, and Sandler O'Neill does not assume any responsibility or liability therefor. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of HFNC or FCC or any of their subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it has not made an independent evaluation of the adequacy of the allowance for loan losses of HFNC or FCC, nor has it reviewed any individual credit files relating to HFNC or FCC. With HFNC's consent, Sandler O'Neill has assumed that the respective aggregate allowances for loan losses for both HFNC and FCC are adequate to cover such losses and will be adequate on it pro forma basis for the combined entity. In addition, Sandler O'Neill has not conducted any physical inspection of the properties or facilities of HFNC or FCC. With respect to all financial information and projections reviewed with each company's management, Sandler O'Neill assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of HFNC and FCC and that such performances will be achieved. Sandler O'Neill expressed no opinion as to such financial projections or the assumptions on which they were based.

     Sandler O'Neill's opinion was necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of such opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the Agreement and the related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement are not waived. Sandler O'Neill also assumed, with HFNC's consent, that there has been no material change in HFNC's and FCC's assets, financial condition, results of operations, business, or prospects since the date of the last financial statements made available to them, that the Merger will be accounted for using the pooling of interests method of accounting, that HFNC and FCC will remain as going concerns for all periods relevant to its analyses and that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

     Under the Sandler O'Neill Agreement, HFNC will pay Sandler O'Neill a transaction fee in connection with the Merger, a substantial portion of which is contingent upon the consummation of the Merger. Under the terms of the Sandler O'Neill Agreement, HFNC will pay Sandler O'Neill a transaction fee equal to 0.70% of the aggregate purchase price paid in the transaction. Based on the closing price of FCC Common Stock on August 7, 1998, HFNC would pay Sandler O'Neill a transaction fee of approximately $1.4 million, of which approximately $450,000 has been paid and the balance will be paid if the Merger is consummated. Sandler O'Neill has also received a fee of $150,000 for rendering the Sandler O'Neill Fairness Opinion. HFNC has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.


     Sandler O'Neill has in the past provided other financial advisory services to HFNC and has received compensation for such services. In the ordinary course of its business, Sandler O'Neill may actively trade the equity securities of HFNC and FCC and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at my time hold a long or short position in such securities.

OPINION OF FCC'S FINANCIAL ADVISOR

     FCC retained Wheat First to act as its financial advisor in connection with the Merger and to render its opinion to the FCC Board as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of FCC Common Stock. Wheat First is a nationally recognized investment banking firm regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate, and other purposes. The FCC Board selected Wheat First to serve as its financial advisor in connection with the Merger on the basis of such firm's expertise. Wheat First regularly publishes research reports regarding the financial services industry and the businesses and securities of publicly owned companies in that industry, including FCC. In the ordinary course of its business, Wheat First and its affiliates may actively trade in the equity securities of FCC or HFNC for its account and the accounts of its customers, and therefore may from time to time hold long or short positions in such security.

     Representatives of Wheat First attended the meeting of the FCC Board on May 17, 1998 at which the Agreement was considered and approved. At the meeting, Wheat First issued a written opinion (the "Wheat First Fairness Opinion") that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of FCC Common Stock.

     The full text of Wheat First's opinion, which sets forth certain assumptions made, matters considered and limitations on review undertaken is attached as Appendix C to this Joint Proxy Statement, is incorporated herein by reference, and should be read in its entirety in connection with this Joint Proxy Statement. The summary of the opinion of Wheat First set forth in this Joint Proxy Statement is qualified in its entirety by reference to the opinion. No limitations were imposed by the FCC Board upon Wheat First with respect to the investigations made or procedures followed by it in rendering the FCC Fairness Opinion. Wheat First's opinion has been furnished to the FCC Board for its benefit and use. Wheat First's opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of FCC Common Stock and does not constitute a recommendation to any shareholder of FCC as to how such shareholder should vote on the Merger.

     In arriving at the Wheat First Fairness Opinion, Wheat First reviewed certain publicly available business and financial information relating to FCC and HFNC and certain other information provided to it, including the following:
(i) FCC's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the three fiscal years ended December 31, 1997; (ii) FCC's Quarterly Reports on Form 10-Q and related financial information for the quarter ended March 31, 1998; (iii) HFNC's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the two fiscal years ended June 30, 1997; (iv) HFNC's Quarterly Reports on Form 10-Q and related financial information for the quarters ended September 30, 1997, December 31, 1997, and March 31, 1998; (v) certain publicly available information with respect to historical market prices and trading activities for FCC Common Stock and HFNC Common Stock and for certain publicly traded financial institutions which Wheat First deemed relevant; (vi) certain publicly available information with respect to banking companies and the financial terms of certain other mergers and acquisitions which Wheat First deemed relevant; (vii) the Agreement; (viii) certain estimates of the cost savings and revenue enhancements and divestitures projected by FCC and HFNC for the combined company; (ix) other financial information concerning the businesses and operations of FCC and HFNC, including certain audited financial information and certain internal financial analyses and forecasts for FCC and HFNC prepared by senior managements of these companies; and (x) such financial studies, analyses, inquiries and other matters as Wheat First deemed necessary. In addition, Wheat First met with members of the senior managements of FCC and HFNC to discuss the business and prospects of each company.

     In connection with its review, Wheat First relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or publicly available, including representations and warranties of FCC and HFNC included in the Agreement, and Wheat First has not assumed any responsibility for independent verification of such information. Wheat First relied upon the managements of FCC and HFNC as to the reasonableness and achievability of its financial and operational forecasts and projections, and the assumptions and bases therefor, provided to Wheat First, and assumed that such forecasts and projections reflect the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Wheat First also assumed, without independent verification, that the aggregate allowances for loan losses and other contingencies for FCC and HFNC are adequate to cover such losses. Wheat First did not review any individual credit files of FCC and HFNC, nor did it make an independent evaluation or appraisal of the assets or liabilities of FCC and HFNC. Wheat First also assumed that the Merger will be consummated in accordance with the terms and conditions of the Agreement in due course without unnecessary delay.

     Additionally, Wheat First considered certain financial and stock market data of FCC and HFNC and compared that data with similar data for certain publicly-held financial institutions and considered the financial terms of certain other comparable transactions that recently have been announced or effected, as further discussed below.

     In connection with rendering its opinion, Wheat First performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of the fairness, from a financial point of view, of the Exchange Ratio to holders of FCC Common Stock was to some extent a subjective one based on the experience and judgment of Wheat First and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, Wheat First believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Wheat First's view of the actual value of FCC or HFNC.

     In performing its analyses, Wheat First made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of FCC or HFNC. The analyses performed by Wheat First are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. In rendering its opinion, Wheat First assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, on a pro forma basis, to FCC.

     Wheat First's opinion is just one of the many factors taken into consideration by the FCC Board in determining to approve the Agreement. Wheat First's opinion does not address the relative merits of the

Merger as compared to any alternative business strategies that might exist for FCC, nor does it address the effect of any other business combination in which FCC might engage.

     The following is a summary of the analyses performed by Wheat First in connection with the Wheat First Fairness Opinion delivered to the FCC Board on May 17, 1998:

     Comparable Acquisitions Analysis. Wheat First performed an analysis of premiums paid in 12 selected acquisition of thrifts headquartered in Alabama, Georgia, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, or West Virginia announced between February 1, 1997 and May 17, 1998 with deal values between $60 million and $500 million (the "Selected Transactions"). Offer premium to market, multiples of book value, trailing 12 months' earnings and annualized latest quarter earnings were compared to the premium and multiples implied by the consideration offered to HFNC in the Merger. The Selected Transactions included the following pending and completed transactions: BB&T Corp./Maryland Federal Bancorp, Inc.; United Bankshares, Inc./Fed One Bancorp, Inc.; Triangle Bancorp, Inc./United Federal Savings; One Valley Bancorp/FFVA Financial Corp.; BB&T Corp./Life Bancorp, Inc.; Regions Financial Corp./PALFED, Inc.; Carolina First Corp./First Southeast Financial Corp.; Crestar Financial Corp./ American National Bancorp; Union Planters Corp./Magna Bancorp, Inc.; BB&T Corp./Virginia First Financial Corp.; Provident Bankshares Corp./First Citizens Corp.; and CCB Financial Corp./American Federal Bank.

     Based on the market value of FCC Common Stock on May 15, 1998, and financial data for HFNC as of March 31, 1998, the analysis yielded ratios of the implied consideration based on the Exchange Ratio offered by FCC to HFNC: (i) premium to market of 2.5% compared to an average of 35.4%, a minimum of 8.9%, and a maximum of 77.3% for the Selected Transactions; (ii) to book value of 142.1% compared to an average of 234.9%, a minimum of 189.1%, and a maximum of 323.3% for the Selected Transactions; (iii) to trailing 12 months' earnings per share multiple of 28.2x compared to an average of 23.3x, a minimum of 15.1x, and a maximum of 33.7x for the Selected Transactions; and (iv) to latest quarter earnings per share annualized of 23.1x compared to an average of 21.4x, a minimum of 14.9x, and a maximum of 32.7x for the Selected Transactions.

     The following comparisons were based on financial data as of and for the three-month period ended March 31, 1998, for HFNC and the 12 months' reporting period prior to the announcement of each transaction for each acquiree in the Selected Transactions: HFNC had: (i) equity to assets of 17.24% compared to an average of 9.25%, a minimum of 6.06%, and a maximum of 13.31% for the Selected Transaction acquirees; (ii) nonperforming assets plus loans 90 days past due to total assets of 0.73% compared to an average of 1.13%, a minimum of 0.11%, and a maximum of 3.25% for the Selected Transaction acquirees; (iii) returns on average assets before extraordinary items of 0.92% compared to an average of 1.00%, a minimum of 0.56%, and a maximum of 1.68% for the Selected Transaction acquirees; (iv) returns on average equity before extraordinary items of 5.07% compared to an average of 10.84%, a minimum of 5.78%, and a maximum of 17.21% for the Selected Transaction acquirees; (v) net interest margin of 3.33% compared to an average of 3.66%, a minimum of 2.64%, and a maximum of 5.74% for the Selected Transaction acquirees; and (vi) an efficiency ratio of 53.84% compared to an average of 58.78%, a minimum of 44.62%, and a maximum of 75.13% for the Selected Transaction acquirees.

     Impact Analysis. Wheat First estimated the impact of the transaction to FCC's book value and 1998 estimated earnings per share assuming that the Merger qualifies as a pooling of interests for accounting and financial reporting purposes. Utilizing financial data as of March 31, 1998 for both FCC and HFNC, and assuming certain adjustments to the equity of HFNC, Wheat First noted that the Merger could result in 52.9% accretion to FCC's book value per share. Wheat First also noted that, assuming certain fully phased-in revenue enhancements and expense savings (based on projections by Wheat First and FCC management), the Merger could result in 2.4% accretion to FCC's 1998 estimated earnings per share. Wheat First noted further that such accretion to earnings could improve over time.

     Discounted Dividends Analysis. Using discounted dividends analysis, Wheat First estimated the present value of the future stream of dividends that HFNC could produce over the next five years, under various circumstances, assuming the company performed in accordance with the earnings forecasts of management and an assumed level of expense savings were achieved. Wheat First then estimated the terminal values for HFNC Common Stock at the end of the period by applying multiples ranging from 18 times to 20 times earnings projected in year five. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 16% to 18%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of HFNC Common Stock. This discounted dividend analysis indicated reference ranges of between $16.65 and $19.57 per share for HFNC Common Stock. These values compare to the implied consideration based on the Exchange Ratio offered by FCC to HFNC in the Merger of $13.97 based on the market value of FCC Common Stock on May 15, 1998.

     No company or transaction used as a comparison in the above analysis is identical to FCC, HFNC, or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

     The Wheat First Fairness Opinion included as Appendix C to this Joint Proxy Statement, is based solely upon the information available to Wheat First and the economic, market, and other circumstances as they existed as of such date. Events occurring after that date could materially affect the assumptions and conclusions contained in Wheat First's opinion. Wheat First has not undertaken to reaffirm or revise its opinion or otherwise comment on any events occurring after the date of its opinion.

     As compensation for Wheat First's services, FCC has agreed to pay Wheat First a financial advisory fee equal to $700,000 payable as follows: $100,000 upon the execution of the Agreement and $600,000 upon the date of closing of the Merger. FCC has agreed also to reimburse Wheat First for its out-of-pocket expenses incurred in connection with the activities contemplated by its engagement, regardless of whether the Merger is consummated. FCC has further agreed to indemnify Wheat First against certain liabilities, including certain liabilities under federal securities laws. The payment of the above fees is not contingent upon Wheat First rendering a favorable opinion with respect to the Merger. In addition, FCC will pay Wheat First a financial advisory retainer of $300,000, which is payable on June 30, 1998, for financial advisory services.

EFFECTIVE TIME OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Articles of Merger reflecting the Merger becomes effective with the Secretary of State of the State of North Carolina. Subject to the terms and conditions of the Agreement, unless otherwise agreed upon in writing by FCC and HFNC, the parties will use their reasonable efforts to cause the Effective Time to occur on or before the 15th business day (as designated by FCC) following the last to occur of (i) the effective date (including any applicable waiting period in respect thereof) of the last required consent of any regulatory authority having authority over and approving or exempting the Merger and (ii) the date on which the shareholders of HFNC and FCC approve the matters relating to the Agreement required to be approved by such shareholders.

     No assurance can be provided that the necessary shareholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. HFNC and FCC anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated on or about September 30, 1998. However, delays in the consummation of the Merger could occur.

     The Board of Directors of either HFNC or FCC generally may terminate the Agreement if the Merger is not consummated by April 30, 1999, unless the failure to consummate the transactions contemplated by the Agreement on or before such date is caused by any breach of the Agreement by the party seeking termination or certain other specific conditions exist. See "-- Conditions to Consummation of the Merger" and "-- Waiver, Amendment, and Termination."

DISSENTERS' RIGHTS

     HFNC Common Stock. Holders of HFNC Common do not have dissenters' rights with respect to the Merger.

     FCC Common Stock. Holders of FCC Common Stock do not have dissenters' rights with respect to the Merger, the issuance of shares of FCC Common Stock pursuant to the Agreement, or the FCC Articles Amendment.

DISTRIBUTION OF CONSIDERATION

     Promptly after the Effective Time, FCC and HFNC will cause the Exchange Agent to mail to the former shareholders of HFNC a letter of transmittal, together with instructions for the exchange of the Certificates representing shares of HFNC Common Stock for certificates representing shares of FCC Common Stock.

     HFNC SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

     Upon surrender to the Exchange Agent of Certificates for HFNC Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of HFNC Common Stock surrendering such items a certificate or certificates representing the number of shares of FCC Common Stock to which such holder is entitled and a check for the amount to be paid in lieu of any fractional share (without interest), if any, together with all undelivered dividends or distributions in respect of such shares (without interest thereon), if any. FCC will not be obligated to deliver the consideration to which any former holder of HFNC Capital Stock is entitled as a result of the Merger until the holder surrenders such holder's Certificates representing the shares of HFNC Common Stock. Whenever a dividend or other distribution is declared by FCC on FCC Common Stock, the record date for which is at or after the Effective Time, the declaration will include dividends or other distributions on all shares of FCC Common Stock issuable pursuant to the Agreement, but beginning 30 days after the Effective Time, no dividend or other distribution payable after the Effective Time with respect to FCC Common Stock will be paid to the holder of any unsurrendered HFNC Common Stock Certificate until the holder duly surrenders such Certificate. Upon surrender of such HFNC Common Stock Certificate, however, both the FCC Common Stock certificate, together with all undelivered dividends or other distributions (without interest) and any undelivered cash payment to be paid in lieu of a fractional share (without interest), will be delivered and paid with respect to the shares represented by such Certificate. In the event any HFNC Common Stock Certificate has been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the Certificate to be lost, stolen, or destroyed and, if required by FCC, the posting by such person of a bond in such amount as FCC may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen, or destroyed Certificate the consideration to which the former holder of HFNC Common Stock is entitled.

     At the Effective Time, the stock transfer books of HFNC will be closed to holders of HFNC Common Stock and no transfer of shares of HFNC Common Stock by any such holder will thereafter be made or recognized. If Certificates representing shares of HFNC Common Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for the consideration to which such holder of HFNC Common Stock is entitled.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to various conditions, including (i) receipt of the approval of the shareholders of HFNC and FCC of matters relating to the Agreement required to be approved by such shareholders, (ii) receipt of certain regulatory approvals required for consummation of the Merger, (iii) receipt by FCC of a written opinion of counsel from Alston & Bird LLP and by HFNC of a written opinion of counsel from Elias, Matz, Tiernan & Herrick L.L.P. as to the tax-free nature of the Merger (except to the extent of cash received),
(iv) approval of the shares of FCC Common Stock issuable pursuant to the Merger for listing on the Nasdaq NMS, subject to official notice of issuance, (v) the Registration Statement being declared effective under the Securities Act, (vi) the accuracy, as of the date of the Agreement and as of the Effective Time, of the representations and warranties of HFNC and FCC as set forth in the Agreement, (vii) the performance of all agreements and the compliance with all covenants of HFNC and FCC as set forth in the Agreement, (viii) receipt of all consents required for consummation of the Merger or for the preventing of any default under any contract or permit which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on HFNC or FCC, (ix) receipt by FCC and HFNC of letters from KPMG Peat Marwick LLP and Deloitte & Touche LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment, (x) the absence of any law or order or any action taken by any court, governmental, or regulatory authority of competent jurisdiction prohibiting, restricting, or making illegal the consummation of the transactions contemplated by the Agreement, (xi) receipt by FCC of agreements from each person HFNC and FCC reasonably believe may be deemed an affiliate of HFNC and FCC, and (xii) satisfaction of certain other conditions, including the receipt of various certificates from the officers of HFNC and FCC. See "-- Regulatory Approval" and "-- Waiver, Amendment, and Termination."

     No assurance can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so. Except in limited circumstances, in the event the Merger is not effected on or before April 30, 1999, the Agreement may be terminated and the Merger abandoned by the Board of Directors of either HFNC or FCC. See
" -- Waiver, Amendment, and Termination."

REGULATORY APPROVAL

     THE MERGER MAY NOT PROCEED IN THE ABSENCE OF RECEIPT OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE TIMING OF SUCH APPROVALS. APPLICATIONS FOR THE APPROVALS DESCRIBED BELOW HAVE BEEN SUBMITTED TO THE APPROPRIATE REGULATORY AUTHORITIES.

     It is a condition to the consummation of the Merger that FCC and HFNC shall have received all applicable regulatory approvals to consummate the transactions contemplated by the Agreement. There can be no assurance that such approvals will not contain terms, conditions or requirements which cause such approvals to fail to satisfy such condition to the consummation of the Merger.

     Neither HFNC nor FCC is aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The Merger is subject to the prior approval of the Federal Reserve, pursuant to Section 4 of the BHC Act. In evaluating the Merger, the Federal Reserve must consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger if (i) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) its effect in any section of the country could be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner, unless the Federal Reserve should find that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Merger may not be consummated until the 30th day (which the Federal Reserve may reduce to 15 days) following the date of the Federal Reserve approval, during which time the United States Department of Justice would be afforded the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction should specifically order otherwise.

WAIVER, AMENDMENT, AND TERMINATION

     To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Board of Directors of each of the parties, before or after approval of the matters relating to the Agreement required to be approved by the HFNC and FCC shareholders; provided, that after the Meetings, no amendment may be made which modifies in any material respect the consideration to be received by the holders of HFNC Common Stock without the further approval of the shareholders of HFNC and FCC. In addition, prior to or at the Effective Time, generally either HFNC or FCC, or both, acting through their respective Boards of Directors, chief executive officers, or other authorized officers, may waive any default in the performance of any term of the Agreement by the other party, may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Agreement, and may waive any of the conditions precedent to the obligations of such party under the Agreement, except any condition that, if not satisfied, would result in the violation of any applicable law or governmental regulation. No such waiver will be effective unless written and unless executed by a duly authorized officer of HFNC or FCC, as the case may be.

     The Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, notwithstanding the provisions of the Agreement and the approval of the Agreement by the HFNC and FCC shareholders, (i) by the mutual consent of the Boards of Directors of HFNC and FCC and (ii) by the HFNC Board or the FCC Board (a) in the event of any inaccuracy of any representation or warranty of the other party contained in the Agreement which cannot be or has not been cured within 30 days after giving written notice to the breaching party of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger under the applicable standards set forth in the Agreement (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement), (b) in the event of a material breach by the other party of any covenant or agreement contained in the Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement), (c) if (1) any consent of any regulatory authority required for consummation of the Merger and the other transactions contemplated by the Agreement has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal or (2) the shareholders of HFNC or FCC fail to vote their approval of the matters submitted for the approval of such shareholders at the Meetings, or (d) if the Merger is not consummated by April 30, 1999, provided that the failure to consummate is not caused by any breach of the Agreement by the party electing to terminate. In addition, HFNC may terminate the Agreement based on a decline in the price of FCC Common Stock as described under "-- Possible Adjustment of Exchange Ratio."

     If the Merger is terminated as described above, the Agreement will become void and have no effect, except that certain provisions of the Agreement, including those relating to the obligations to share certain expenses, maintain the confidentiality of certain information obtained, and return all documents obtained from the other party under the Agreement, will survive. See
"-- Expenses and Fees."

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Agreement, each of HFNC and FCC generally have agreed that unless the prior written consent of the other party has been obtained, and except as otherwise expressly contemplated in the Agreement, each of such parties and its subsidiaries will: (i) operate its business only in the usual, regular, and ordinary course; (ii) preserve intact its business organization and assets and maintain its rights and franchises; (iii) use its reasonable efforts to maintain its current employee relationships; and (iv) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of or condition or restriction of the type referred to in the Agreement or (b) adversely affect the ability of any party to perform its covenants and agreements under the Agreement.

     HFNC has also agreed that until the earlier of the Effective Time or termination of the Agreement, HFNC will not, except with the prior written consent of the chief executive officer or chief financial officer of FCC (which consent shall not be unreasonably withheld), agree or commit to do, or permit any of its subsidiaries to agree or commit to do, any of the following: (i) amend the charter, bylaws, or other governing instruments of HFNC or any HFNC subsidiary (each a "HFNC company" and together, the "HFNC companies"); (ii) incur, guarantee, or otherwise become responsible for any additional debt obligation for borrowed money (other than indebtedness of a HFNC company to another HFNC company) in excess of an aggregate of $500,000 (for the HFNC companies on a consolidated basis) except in the ordinary course of business consistent with past practices (which shall include, for Home Federal, the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or the Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any asset of any HFNC company of any lien or permit any such lien to exist (other than in connection with deposits, repurchase agreements, Federal Home Loan Bank advances, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and liens in effect as of the date of the Agreement that were previously disclosed to FCC by HFNC); (iii) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any HFNC company, or declare or pay any dividend or make any other distribution in respect of HFNC's capital stock, provided that HFNC may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay regular quarterly cash dividends on the shares of HFNC Common Stock at a rate of $.08 per share, with usual and regular record and payment dates in accordance with past practice, provided that, notwithstanding the provisions of the Agreement, the parties shall cooperate in selecting the Effective Time to ensure that, with respect to the quarterly period in which the Effective Time occurs, the holders of HFNC Common Stock do not receive both a dividend in respect of their HFNC Common Stock and a dividend in respect of FCC Common Stock or fail to receive any dividend; (iv) except for the Agreement, or pursuant to the HFNC Option Agreement or the exercise of rights outstanding as of the date of the Agreement and the terms thereof in existence on the date of the Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of HFNC Common Stock, or any other capital stock of any HFNC company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; (v) adjust, split, combine, or reclassify any capital stock of any HFNC company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of HFNC Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (a) any shares of stock of any subsidiary of HFNC (unless any such shares of stock are sold or otherwise transferred to another HFNC company) or (b) any asset other than in the ordinary course of business for reasonable and adequate consideration; (vi) except for purchases of U.S. Treasury securities or U.S. government agency securities, having maturities of three years or less, purchase any securities or make any mat erial investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any person other than a wholly-owned HFNC subsidiary, or otherwise acquire direct or indirect control over any person, with certain exceptions; (vii) grant any increase in compensation or benefits to the employees or officers of any HFNC company, except in the ordinary course of business consistent with past practices as previously disclosed to FCC by HFNC or as required by law, pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts in effect on the date of the Agreement or as set forth in Section 8.13(f) of the Agreement, enter into or amend any severance agreements with officers of any HFNC company, grant any material increase in fees or other increases in compensation or other benefits to directors of any HFNC company, or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; (viii) enter into or amend any employment contract between any HFNC company and any person (unless such amendment is required by law) that the HFNC company does not have the unconditional right to terminate without liability (other than liability for services already rendered or as required by law), at any time on or after the Effective Time; (ix) adopt any new employee benefit plan of any HFNC company or make any material change in or to, any existing employee benefit plans of any HFNC company other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan;
(x) make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles; (xi) commence any litigation other than as necessary for the prudent operation of its business or settle any litigation involving any liability of any HFNC company for material money damages or restrictions upon the operations of any HFNC company; or (xii) except in the ordinary course of business, modify, amend, or terminate any material contract or waive, release, compromise, or assign any material rights or claims.

     HFNC has further agreed, that, except with respect to the Agreement and the transactions contemplated thereby, no HFNC company or any representative thereof will, directly or indirectly, solicit or engage in negotiations concerning any acquisition proposal, or provide any confidential information or assistance to, or have any discussions with, any person with respect to an acquisition proposal; provided, that HFNC may, and may authorize and permit its representatives to, provide persons with confidential information, have discussions or negotiations with, or otherwise facilitate an effort or attempt by such person to make or implement an acquisition proposal not solicited in violation of the Agreement if the HFNC Board, after having consulted with, and based upon the advice of, outside counsel, determines in good faith that the failure to take such actions could constitute a breach of the fiduciary duties of the HFNC Board under applicable law, subject to the satisfaction of certain conditions.

     FCC has also agreed that until the earlier of the Effective Time or termination of the Agreement, FCC will not, except for the prior written consent of the chief executive officer or chief financial officer of HFNC (which consent shall not be unreasonably withheld), agree or commit to, or permit its subsidiaries to agree or commit to, take certain actions including generally, but not limited to: (i) declare or pay any dividends, except that FCC generally may declare and pay regular quarterly cash dividends on the shares of FCC Common Stock at a rate of $.15 per share; (ii) amend the FCC Articles or the FCC Bylaws in a manner which would adversely effect in any manner the terms of the FCC Common Stock or the ability of FCC to consummate the transactions contemplated hereby; or (iii) make any acquisition (including an acquisition of branch offices and related deposit liabilities) that could effect the ability of FCC to consummate the transactions contemplated by the Agreement in a reasonably timely manner.

     FCC has further agreed, that, except with respect to the Agreement and the transactions contemplated thereby, no FCC company or any representative thereof will, directly or indirectly, solicit or engage in negotiations concerning any acquisition proposal, or provide any confidential information or assistance to, or have any discussions with, any person with respect to an acquisition proposal; provided, that FCC may, and may authorize and permit its representatives to, provide persons with confidential information, have discussions or negotiations with, or otherwise facilitate an effort or attempt by such person to make or implement an acquisition proposal not solicited in violation of the Agreement if the FCC Board, after having consulted with, and based upon the advice of, outside counsel, determines in good faith that the failure to take such actions could constitute a breach of the fiduciary duties of the FCC Board under applicable law, subject to the satisfaction of certain conditions.

MANAGEMENT AND OPERATIONS AFTER THE MERGER


     Upon consummation of the Merger, the current directors of FCC will continue to serve as directors of FCC. In addition, the FCC Board will take all corporate action necessary to appoint Ray W. Bradley, Jr., Joe M. Logan, John M. McCaskill, and Willie E. Royal as directors of FCC to serve until the 1999 Annual Meeting. At the 1999 Annual Meeting, FCC will nominate John M. McCaskill for election to the FCC Board. Those former directors of HFNC who are members of the Board of Directors of FCC immediately prior to the 1999 Annual Meeting, but who do not remain on the FCC Board after the 1999 Annual Meeting and whose age exceeds the retirement age for directors of FCC, shall be appointed Directors Emeritus and shall receive for the first year following the 1999 Annual Meeting, compensation equal to $8,000 per Director Emeritus.


     Similarly, current officers of FCC will continue to serve in their respective capacities on behalf of FCC. Information concerning the management of FCC is included in the documents incorporated herein by reference. See "DOCUMENTS INCORPORATED BY REFERENCE." For additional information regarding the interests of certain persons in the Merger, see "-- Interests of Certain Persons in the Merger."

EFFECT ON CERTAIN EMPLOYEES AND BENEFIT PLANS

     Employee Severance. Pursuant to the Agreement, employees of HFNC (other than employees whose severance benefits are provided for in written employment agreements) whose employment is terminated by FCC within six months' after the Effective Time (unless termination of such employment is for cause) will be entitled to a severance payment from FCC equal in amount to one week's base salary for each full year such employee was employed by HFNC, subject to a minimum of two weeks severance and a maximum of 26 weeks severance, together with any accrued but unused vacation leave with respect to the calendar year in which termination occurs.

     Employee Stock Ownership Plan. Pursuant to the HFNC Employee Stock Ownership Plan ("HFNC ESOP"), each participant in such plan not fully vested will, in accordance with the terms of the HFNC ESOP, become fully vested in his or her HFNC ESOP account as of the Effective Time. HFNC and FCC have agreed to cooperate to cause the HFNC ESOP to be amended, in a manner reasonably acceptable to the parties, to provide that the HFNC ESOP will terminate at the Effective Time. Between the date of the Agreement and the Effective Time, the existing HFNC ESOP indebtedness will be paid in the ordinary course of business pursuant to the existing loan amortization schedule and HFNC will make such contributions to the HFNC ESOP as necessary to fund such payments. Any indebtedness of the HFNC ESOP remaining as of the Effective Time will be repaid from the trust associated with the HFNC ESOP through sale of the FCC Common Stock received by the HFNC ESOP, subject to the satisfaction of various conditions in the Agreement requiring that such sales be made in accordance with applicable state securities laws and regulations and to ensure satisfaction of the pooling-of-interest requirements for the Merger. Upon the repayment of the HFNC ESOP loan, the remaining funds in the HFNC ESOP suspense account will be allocated (subject to certain limitations under the Code and other applicable laws and regulations) to HFNC ESOP participants' accounts (as determined under the terms of the HFNC ESOP). The parties have further agreed that, subject to the conditions described in the Agreement, as soon as practicable after the Effective Time and repayment of their HFNC ESOP loan, participants in the HFNC ESOP will be entitled at their election to have the amounts in their HFNC ESOP accounts either distributed to them in a lump sum or rolled over to another tax-qualified plan or individual retirement account. The parties have further agreed that the actions relating to termination of the HFNC ESOP will be adopted conditioned upon consummation of the Merger and upon receiving a favorable determination letter from the Internal Revenue Service with regard to the continued qualification of the HFNC ESOP after any required amendments. Further, the parties have agreed that as of and following the Effective Time, FCC will cause the HFNC ESOP to be maintained for the exclusive benefit of employees and other persons who are participants or beneficiaries therein prior to the Effective Time. For information with respect to the impact of the Merger on the HFNC ESOP, see Note 2 to the "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION."

     Other Employee Benefit Plans. The Agreement also provides that, after the Effective Time, FCC will provide to officers and employees of the HFNC companies, employee benefits under employee benefit plans on terms and conditions which, when taken as a whole, are substantially similar to those currently provided by the FCC companies to their similarly-situated officers and employees. For purposes of participation, vesting, and benefit accrual (but not an accrual of benefits under FCC's tax-qualified defined benefit plans) under such employee benefit plans, (i) service under any qualified defined benefit or contribution plans of HFNC will be treated as service under FCC's qualified defined benefit or contribution plans and (ii) service under any other employee benefit plans of HFNC will be treated as service under any similar employee benefit plans maintained by FCC. FCC will cause the FCC welfare benefit plans that cover the continuing employees after the Effective Time to (i) waive any waiting period on restrictions and limitations for preexisting conditions on insurability and (ii) cause any deductible, co-insurance, or a maximum out-of-pocket payments made by the continuing employees under HFNC's welfare benefit plans to be credited to such continuing employees under the FCC welfare benefit plans, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by the continuing employees under the FCC welfare benefit plans.

     Bonus Plans. The Agreement further provides that HFNC may continue to administer such bonus programs and arrangements in accordance with and consistent with past practice as were in effect prior to the execution of the Agreement through June 30, 1998. Thereafter, the bonuses to which employees of HFNC may be entitled for the period from June 30, 1998 through and including the Effective Time, will be determined by mutual agreement between HFNC and FCC.

     Retention Bonuses. The parties have further agreed that each employee of HFNC identified to FCC will be entitled to receive a "retention bonus" from HFNC equal to not more than six months' of such employee's annual base salary as of the date of the Agreement in the event that such employee remains an employee of HFNC until the Effective Time (or in certain cases, the date the system conversion occurs after the Effective Time) and satisfactorily fulfills the duties and responsibilities of the position of such employee of HFNC through the Effective Time; provided, that retention bonuses, in the aggregate, may not exceed $150,000.

INTERESTS OF CERTAIN HFNC PERSONS IN THE MERGER

     General. Certain members of HFNC's management and of the HFNC Board have interests in the Merger that are in addition to any interest they may have as shareholders of HFNC generally. These interests include, among other things, provisions in the Agreement relating to liquidating payments, consulting agreements, stock options, restricted stock, and indemnification of HFNC directors and officers as described below. See "-- Management and Operations After the Merger" and "-- Effect on Certain Employees and Benefit Plans."

     Employment Agreements. HFNC and Home Federal are a party to employment agreements with H. Joe King, Jr. and J. Harold Barnes, Jr. (the "Employment Agreements"). Pursuant to the terms of the Employment Agreements, the respective officers are entitled to receive payments equal to three times their salaries, as defined therein, in 36 equal monthly installments. Based on the estimated salary of Mr. King and Mr. Barnes of $339,300 and $201,600, respectively, for 1998, such payments would amount to approximately $1.0 million and $605,000, respectively. The Employment Agreements also provide for continued medical insurance for the benefit of Messrs. King and Barnes and their spouses until Mr. King and Mr. Barnes have reached the age of 70 and continued participation in certain other employee benefit plans for the remaining term of such agreements. In addition, Mr. King will remain a consultant to FCC for a period of time from the Effective Time through the 2001 annual meeting of shareholders of FCC and during such period shall receive monthly compensation of $10,000 and be entitled to appropriate office facilities and payment of the club dues and car allowance that Mr. King receives from HFNC as of the date of the Agreement. Mr. Barnes will remain a full-time employee of FCC and be entitled to a base salary for the year following the Effective Time equal to the base salary Mr. Barnes receives as of the date of the Agreement.

     Stock Options. HFNC has granted stock options to certain officers and directors pursuant to the HFNC Stock Option Plan. Pursuant to the Agreement, each HFNC Option issued under an HFNC Stock Option Plan that is outstanding at the Effective Time (whether or not exercisable) will be converted into and become an option to purchase that number of whole shares of FCC Common Stock (and cash in lieu of fractional shares as previously described herein) equal to the number of shares of HFNC Common Stock subject to such option, multiplied by the Exchange Ratio. The per share exercise price under each such option shall be adjusted by dividing the per share exercise price under each such option by the Exchange Ratio and rounding up to the nearest cent. As a result of the change of control of HFNC, which is defined in the HFNC Stock Option Plan to include the approval by HFNC stockholders of a merger or consolidation of HFNC with any other corporation, all participants will become fully vested in all options granted to them pursuant to the provisions of the HFNC Stock Option Plan.


     The following table sets forth, with respect to (i) each executive officer of HFNC (the "HFNC Executive Officers"), (ii) a group consisting of all of the HFNC Executive Officers as a group (the "HFNC Executive Officer Group"), and
(iii) the HFNC Board as a group (other than the HFNC Executive Officers who are also HFNC Board members) (the "HFNC Non-Executive Officer Director Group"), the number of shares of HFNC Common Stock covered by outstanding HFNC Options held by such persons as of the HFNC Record Date. Based upon the $12.125 closing price of HFNC Common Stock on the Nasdaq NMS on August 7, 1998 and a weighted average exercise price of $13.67, the HFNC Options held by the HFNC Executive Officer Group and the HFNC Non-Executive Officer Director Group currently have no economic value since the weighted average exercise price was in excess of the closing price of HFNC Common Stock on August 7, 1998.



                                                               OPTIONS TO      WEIGHTED
                                                                 BECOME        AVERAGE
                                                 OPTIONS      EXERCISABLE      EXERCISE     AGGREGATE
                                    OPTIONS     CURRENTLY     UPON MERGER       PRICE       VALUE OF
                                     HELD      EXERCISABLE    CONSUMMATION    PER OPTION     OPTIONS
                                    -------    -----------    ------------    ----------    ---------
H. Joe King, Jr. .................  429,812      286,541         43,271         $13.67      $  --
J. Harold Barnes, Jr. ............  257,887      171,925         85,962          13.67         --
A. Burton Mackey, Jr. ............   85,962       57,308         28,654          13.67         --
                                    -------      -------        -------
HFNC Executive Officer Group (3
  persons)........................  773,661      515,774        257,887          13.67         --
                                    =======      =======        =======
HFNC Non-Executive Officer
  Director Group (5 persons)......  429,810      286,540        143,270         $13.67         --
                                    =======      =======        =======                     ========


     Restricted Stock Awards. HFNC has previously granted shares of HFNC Common Stock pursuant to the HFNC MRRP to various directors and executive officers. The HFNC MRRP provides for the immediate vesting of such shares upon a change of control of HFNC. As a result of the change of control of HFNC, which is defined in the HFNC MRRP to include the approval by HFNC stockholders of a merger or consolidation of HFNC with any other corporation, directors and executive officers will become immediately vested in the shares awarded to them pursuant to the HFNC MRRP.


     The following table sets forth, with respect to (i) each HFNC Executive Officer, (ii) the HFNC Executive Officer Group, and (iii) the HFNC Non-Executive Officer Director Group, the number of shares of restricted HFNC Common Stock held by such persons as of the HFNC Record Date and the aggregate value of such awards based on the closing price of HFNC Common Stock as of August 7, 1998.



                                                     TOTAL
                                                   RESTRICTED     SHARES      SHARES TO    AGGREGATE
                                                     SHARES      CURRENTLY     VEST AT       VALUE
                                                    GRANTED       VESTED       MERGER      OF SHARES
                                                   ----------    ---------    ---------    ----------
H. Joe King, Jr..................................   171,925        68,770      103,155     $2,084,591
J. Harold Barnes, Jr.............................   103,455        41,382       62,073      1,254,391
A. Burton Mackey, Jr.............................    34,385        13,754       20,631        416,918
                                                    -------       -------      -------     ----------
HFNC Executive Officer Group (3 persons).........   309,765       123,906      185,859     $3,755,900
                                                    =======       =======      =======     ==========
HFNC Non-Executive Officer Director Group (5
  persons).......................................   171,925        68,770      103,155     $2,084,591
                                                    =======       =======      =======     ==========


     Indemnification; Directors and Officers Insurance. The Agreement provides that FCC will, subject to the conditions set forth therein, indemnify the present and former directors, officers, employees, and agents of HFNC and its subsidiaries against all Liabilities (as defined in the Agreement) arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Agreement) to the full extent permitted under any of North Carolina law, the HFNC Articles, and the HFNC Bylaws, and any indemnity agreements previously entered into by HFNC or any of its subsidiaries and any director, officer, employee, or agent of HFNC or any of its subsidiaries. This provision of the Agreement is not intended to broaden in any manner the scope of indemnification to which the present and former directors, officers, employees, and agents of HFNC and its subsidiaries are entitled, but serves to ratify the legal obligations of HFNC and its subsidiaries (to be assumed by FCC upon consummation of the Merger) to provide indemnification in accordance with North Carolina law, the HFNC Articles, and the HFNC Bylaws, and any indemnification agreements to which HFNC or its subsidiaries is a party with an indemnified person. The indemnification provided under the provisions of such instruments will be subject to the same standards that are currently applicable for determining whether indemnified parties are entitled to indemnification under such instruments. The Agreement also provides that FCC will maintain, subject to certain limitations,

HFNC's existing directors' and officers' liability insurance policy (or a comparable policy) in effect for a period of three years after the Effective Time.

INTERESTS OF CERTAIN FCC PERSONS IN THE MERGER

     Upon consummation of the Merger, the former shareholders of HFNC may hold in excess of 50% of the outstanding shares of FCC Common Stock and as a result, a change of control provision that is included in each of the FCC Stock Plans, will automatically cause any outstanding unvested FCC Options to vest, including FCC Options held by certain executive officers and directors of FCC.


     The following table sets forth, with respect to (i) each executive officer of FCC (the "FCC Executive Officers"), (ii) a group consisting of all of the FCC Executive Officers as a group (the "FCC Executive Officer Group"), and (iii) the FCC Board as a group (other than FCC Executive Officers who are also FCC Board Members) (the "FCC Non-Executive Officer Director Group"), the number of shares of FCC Common Stock covered by outstanding FCC Options held by such persons as of the FCC Record Date and the aggregate value of such options based on the closing price of FCC Common Stock as of August 7, 1998.



                                                               OPTIONS TO      WEIGHTED
                                                                 BECOME        AVERAGE
                                                 OPTIONS      EXERCISABLE      EXERCISE     AGGREGATE
                                    OPTIONS     CURRENTLY     UPON MERGER       PRICE       VALUE OF
                                     HELD      EXERCISABLE    CONSUMMATION    PER OPTION     OPTIONS
                                    -------    -----------    ------------    ----------    ---------
Lawrence M. Kimbrough.............   26,220      11,524           9,736        $15.6340     $157,084
Robert O. Bratton.................   22,009      13,000           6,000         12.5014      200,801
Robert G. Fox.....................   22,954      12,592           9,304         14.1175      172,327
H. Clark Goodwin..................   24,758      12,660          11,040         18.1517       85,992
Edward B. McConnell...............   11,258       5,016           5,184         16.2261       60,781
                                    -------      ------          ------
FCC Executive Officer Group (5
  persons)........................  107,199      54,792          41,264         15.3100     $676,985
                                    =======      ======          ======                     ========
FCC Non-Executive Officer Director
  Group (11 persons)..............   25,400       8,253          17,147        $20.8139     $ 20,602
                                    =======      ======          ======                     ========


     In addition to the vesting of the unvested FCC Options, FCC has made various stock grants to certain FCC Executive Officers that upon consummation of the Merger would immediately vest. However, since these stock grants were made concurrent with FCC's negotiations with HFNC for the Merger, each FCC Executive Officer that has been awarded restricted stock grants has waived the accelerated vesting of such stock grants. As a result, such restricted stock awards will vest in accordance with their original schedule.

     Under the change in control agreements that FCC entered into with the FCC Executive Officers (other than H. Clark Goodwin), consummation of the Merger may constitute a change in control of FCC and if such officer's employment is terminated by FCC without cause or by the officer for good reason during the one year following the Effective Time, such officer will be entitled to a payment from FCC in an amount determined under such officer's change of control agreement. It is not anticipated that the employment of any of the FCC Executive Officers who is a party to a change in control agreement will be terminated by FCC or by the FCC Executive Officer.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     THE FOLLOWING IS A DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HOLDERS OF HFNC COMMON STOCK. THE DISCUSSION MAY NOT APPLY TO SPECIAL SITUATIONS, SUCH AS HFNC SHAREHOLDERS, IF ANY, WHO HOLD HFNC COMMON STOCK OTHER THAN AS A CAPITAL ASSET WHO RECEIVED HFNC COMMON STOCK UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, WHO HOLD HFNC COMMON STOCK AS PART OF A "STRADDLE" OR "CONVERSION TRANSACTION," OR WHO ARE INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL INSTITUTIONS OR FOREIGN PERSONS, AND DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAXATION. THIS DISCUSSION IS BASED UPON LAWS, REGULATIONS, RULINGS AND DECISIONS NOW IN EFFECT AND ON PROPOSED

REGULATIONS, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY WITH RETROACTIVE EFFECT) BY LEGISLATION, ADMINISTRATIVE ACTION, OR JUDICIAL DECISION. NO RULING HAS BEEN OR WILL BE REQUESTED FROM THE INTERNAL REVENUE SERVICE ON ANY MATTER RELATING TO THE TAX CONSEQUENCES OF THE MERGER.

     Consummation of the Merger is conditioned upon receipt by FCC of an opinion of Alston & Bird LLP, special counsel to FCC, and by HFNC of an opinion of Elias, Matz, Tiernan & Herrick L.L.P., special counsel to HFNC, concerning the material federal income tax consequences of the Merger. As of the date of the filing of the Registration Statement and based upon the assumption that the Merger is consummated in accordance with the Agreement, and upon the factual statements and factual representations made by HFNC and FCC, it is the opinion of the firms that:

          (a) The Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Code;

          (b) No gain or loss will be recognized by holders of HFNC Common Stock who exchange all of their HFNC Common Stock solely for FCC Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in FCC Common Stock);

          (c) The aggregate tax basis of the FCC Common Stock received by holders of HFNC Common Stock who exchange all of their HFNC Common Stock solely for FCC Common Stock in the Merger will be the same as the aggregate tax basis of the HFNC Common Stock surrendered in exchange for the FCC Common Stock (reduced by the basis allocable to a fractional share interest in FCC Common Stock for which cash is received);

          (d) The holding period of the FCC Common Stock received by holders who exchange all of their HFNC Common Stock solely for FCC Common Stock in the Merger will include the holding period of the HFNC Common Stock surrendered in exchange therefor, provided that such HFNC Common Stock is held as a capital asset at the Effective Time.

          (e) The payment of cash to the holders of HFNC Common Stock in lieu of fractional share interests of FCC Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by FCC. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed, as provided in Section 302(a) of the Code.

     Holders of HFNC Common Stock who sell HFNC Common Stock to FCC pursuant to FCC's repurchase of up to 750,000 shares of FCC Common Stock including purchases on an equivalent basis of HFNC Common Stock, may have different treatment. For example, if cash received in any such sale is determined to be consideration in addition to the FCC Common Stock issued pursuant to the Merger, no loss will be recognized by holders of HFNC Common Stock who participate in such sales. However, gain, if any, will be recognized by such holders of HFNC Common Stock in an amount equal to the excess of the fair market value of the FCC Common Stock received (including any fractional share interest) and the cash received pursuant to such sales over such holder's tax basis in the HFNC Common Stock exchanged therefor, but not in excess of the total cash received. Any such gain may be characterized as ordinary income and not capital gain pursuant to the provisions of Section 302 of the Code.

     THE TAX OPINIONS DO NOT ADDRESS ANY STATE, LOCAL, FOREIGN, OR OTHER TAX CONSEQUENCES OF THE MERGER. HOLDERS OF HFNC COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX REPORTING REQUIREMENTS AND TAX CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN LAW.

     Because certain tax consequences of the Merger may vary depending upon the particular circumstances of each holder of HFNC Common Stock and other factors, each such holder is urged to consult such holder's own tax advisor to determine the particular tax consequences of the Merger to such holder (including the application and effect of state, local and foreign tax laws).

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests, and FCC will not consummate the Merger if such accounting treatment is not available. Under the pooling-of-interests method of accounting, the recorded amounts of the assets and liabilities of HFNC will be carried forward at their previously recorded amounts, and current and prior period financial statements will be restated for all periods as though HFNC and FCC had been combined at the beginning of the earliest period presented.

     There are certain other criteria that must be satisfied in order for the Merger to qualify as a pooling of interests, some of which criteria cannot be satisfied until after the Effective Time. In addition, it is a condition to closing that each party receive a letter, dated as of the Effective Time, from KPMG Peat Marwick LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment. Deloitte & Touche LLP will provide an opinion as to the ability of HFNC to participate in a transaction accounted for as a pooling-of-interests.

     For information concerning certain conditions to be imposed on the exchange of HFNC Common Stock for FCC Common Stock in the Merger by affiliates of HFNC and certain restrictions to be imposed on the transferability of the FCC Common Stock held by affiliates of FCC or received by affiliates of HFNC in the Merger in order, among other things, to ensure the availability of pooling-of-interests accounting treatment, see "-- Resales of FCC Common Stock."

EXPENSES AND FEES

     The Agreement provides that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including filing, negotiation, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel. All expenses associated with the fees for filing the Registration Statement with the SEC and expenses related to the printing and mailing of this Joint Proxy Statement will be shared by FCC and HFNC as provided in the Agreement.

RESALES OF FCC COMMON STOCK

     FCC Common Stock to be issued to shareholders of HFNC in connection with the Merger will be registered under the Securities Act. All shares of FCC Common Stock received by holders of HFNC Common Stock and all shares of FCC Common Stock issued and outstanding immediately prior to the Effective Time will be freely transferable upon consummation of the Merger by those shareholders of HFNC not deemed to be "Affiliates" of HFNC. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with HFNC at the time of the respective Meetings (generally, executive officers, directors, and 10% or greater shareholders).

     Rule 145 promulgated under the Securities Act restricts the sale of FCC Common Stock received in the Merger by Affiliates of HFNC and certain of their family members and related interests. Under the rule, during the one-year period following the Effective Time, Affiliates of HFNC may resell publicly the FCC Common Stock received by them in the Merger within certain limitations as to the amount of FCC Common Stock sold in any three-month period and as to the manner of sale. After the one-year period, such Affiliates of HFNC who are not Affiliates of FCC may resell their shares without restriction. The ability of Affiliates to resell shares of FCC Common Stock received in the Merger under Rule 145 will be subject to FCC having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates will receive additional information regarding the effect of Rule 145 on their ability to resell FCC Common Stock received in the Merger. Affiliates also would be permitted to resell FCC Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Joint Proxy Statement does not cover any resales of FCC Common Stock received by persons who may be deemed to be Affiliates of HFNC.

     Each of HFNC and FCC has agreed to use its reasonable efforts to cause each person who may be deemed to be an Affiliate of such party to execute and deliver to FCC not later than 30 days prior to the

Effective Time, an agreement (each, an "Affiliate Agreement") providing that such Affiliate will not sell, pledge, transfer, or otherwise dispose of any HFNC Common Stock or FCC Common Stock held by such Affiliate except as contemplated by the Agreement or the Affiliate Agreement, and will not sell, pledge, transfer or otherwise dispose of any FCC Common Stock received by such Affiliate upon consummation of the Merger (i) except in compliance with the Securities Act and the rules and regulations thereunder and (ii) until such time as financial results covering 30 days of combined operations of FCC and HFNC have been published. Shares of FCC Common Stock issued to such Affiliates of HFNC in exchange for shares of HFNC Common Stock will not be transferable until such time as financial results covering at least 30 days of combined operations of FCC and HFNC have been published, regardless of whether each such Affiliate has provided an Affiliate Agreement (and FCC shall be entitled to place restrictive legends upon certificates for shares of FCC Common Stock issued to Affiliates of
HFNC). Certificates representing shares of HFNC Common Stock surrendered for exchange by any person who is an Affiliate of HFNC for purposes of Rule 145(c) under the Securities Act shall not be exchanged for certificates representing shares of FCC Common Stock until such time as financial results covering at least 30 days of combined operations of FCC and HFNC have been published, regardless of whether FCC has received such a written agreement from such person. Prior to publication of such results, FCC will not transfer on its books any shares of FCC Common Stock received by an Affiliate pursuant to the Merger. The stock certificates representing FCC Common Stock issued to Affiliates in the Merger may bear a legend summarizing the foregoing restrictions. See
"-- Conditions to Consummation of the Merger."

OPTION AGREEMENTS

     As an inducement and a condition to HFNC and FCC entering into the Agreement, HFNC and FCC entered into the reciprocal Option Agreements, pursuant to which (i) HFNC granted FCC an option to purchase, under certain circumstances and subject to certain adjustments and limitation, up to 3,421,300 shares, or approximately 19.9% of the outstanding shares, of HFNC Common Stock at a price of $13.625 per share (the "HFNC Option Agreement") and (ii) FCC granted HFNC an option to purchase, under certain circumstances, and subject to certain adjustments and limitations, up to 1,859,970 shares, or approximately 19.9% of the outstanding shares, of FCC Common Stock at a price of $28.00 per share (the "FCC Option Agreement").

     The Option Agreements are exerciseable upon the occurrence of certain events that create the potential for another party to acquire control of the issuer. To the best knowledge of HFNC and FCC, no such event which would permit exercise of either of the Option Agreements has occurred as of the date of this Joint Proxy Statement. The Option Agreements were granted by HFNC and FCC as a condition of and in consideration for the other party entering into the Agreement and are intended to increase the likelihood that the Merger will be effected by making it more difficult and more expensive for a third party to acquire control of either HFNC or FCC. This description of the Option Agreements does not purport to be complete and is qualified in its entirety by reference to the Option Agreements, which are filed as exhibits to the Registration Statement and incorporated herein by reference.

     For purposes of the following descriptions, the term "issuer" shall mean HFNC in the case of the HFNC Option Agreement, and FCC in the case of the FCC Option Agreement, "holder" shall mean FCC or any successor holder in the case of the HFNC Option Agreement and HFNC or any successor holder in the case of the FCC Option Agreement, and "Option" shall refer to the HFNC Option in the case of the HFNC Option Agreement and to the FCC Option in the case of the FCC Option Agreement.

     Notwithstanding anything to the contrary contained in the Option Agreements, in no event shall the Total Profit (as defined below) of the holder exceed $7.5 million and, if it otherwise would exceed such amount, the holder, at its sole election, shall either (i) reduce the number of shares of the issuer common stock subject to the Option, (ii) deliver to the issuer for cancellation, without consideration, the shares of the issuer common stock previously purchased pursuant to the Option, (iii) pay cash to the issuer, or (iv) any combination thereof so that the holder will not actually realize Total Profit (together with the Total Profit realized by all other holders) in excess of $7.5 million after taking into account the foregoing actions. In addition, the Option may not be exercised for a number of shares of the issuer common stock as would, as of the date of exercise, result in the holder's (taking into account all other holders) Notional Total Profit (as defined below) exceeding $7.5 million; provided, however, that this limitation will not restrict any exercise of the Option permitted by the Option Agreement on any subsequent date.

     "Total Profit" means the aggregate sum (prior to payment of taxes) of the following: (i) the amount received by the holder pursuant to the issuer's repurchase of the Option (or any portion thereof) (ii)(1) the amount received by the holder pursuant to the issuer's repurchase of shares of the issuer common stock purchased pursuant to the Option Agreement, less (2) the holder's purchase price for such shares; (iii)(1) the net cash amounts received by the holder pursuant to the sale of the issuer common stock purchased pursuant to the Option (or any other securities into which such shares may be converted or exchanged) to any unaffiliated party, less (2) the holder's purchase price of such shares; and (iv) any amounts received by the holder on the transfer of the Option (or any portion thereof) to any unaffiliated party.

     "Notional Total Profit" means the Total Profit determined as of the date of such proposed exercise, assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other issuer common stock purchased pursuant to the Option held by the holder and its affiliates as of such date, were sold for cash at the closing sale price per share of the issuer common stock as quoted on the Nasdaq NMS (or, if the issuer common stock is not then quoted on the Nasdaq NMS, the highest bid per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source selected by the holder) as of the close of business on the preceding trading day (less customary brokerage commissions).

     Provided no preliminary or permanent injunction or other order against the delivery of the shares of issuer common stock covered by the Option issued by any court of competent jurisdiction shall be in effect, the holder may exercise the Option, in whole or in part, at any time, from time to time, if, but only if, a Purchase Event (as defined below) occurs prior to the Option's termination; provided that the holder, at the time, is not in material breach of the Option Agreement or the Agreement. As defined in the Option Agreement, "Purchase Event" means either of the following events:

          (a) without the holder's prior written consent, the issuer authorizes, recommends, publicly proposes, or publicly announces an intention to authorize, recommend or propose or enter into an agreement with any third party to effect (i) a merger, consolidation, or similar transaction involving the issuer or any of its subsidiaries (other than transactions solely between the issuer's subsidiaries and transactions involving the issuer or any of the issuer's subsidiaries in which the voting securities outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into securities of the surviving entity or the parent thereof) at least 75% of the combined voting power of the voting securities of the issuer or the surviving entity or the parent thereof outstanding immediately after the consummation of the transaction)), (ii) the disposition, by sale, lease, exchange, or otherwise, of 15% or more of the consolidated assets of the issuer and its subsidiaries or (iii) the issuance, sale, or other disposition (including by way of merger, consolidation, share exchange, or any similar transaction) of securities representing 15% or more of the voting power of the issuer or any of its subsidiaries; or

          (b) any person (other than the holder or any subsidiary of the holder) acquires beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or the formation of any "group" (as defined under the Exchange Act), other than a group of which the holder or any holder subsidiary is a member, that beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the outstanding shares of the issuer common stock.

     The Option will terminate upon the earliest of the following:

          (a) the Effective Time;

          (b) termination of the Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (other than a termination of the Agreement under certain circumstances involving generally a willful breach by the issuer of a representation or warranty contained in the Agreement or a breach by the issuer of a covenant contained in the Agreement) (a "Default Termination");

          (c) 12 months after termination of the Agreement by the holder pursuant to a Default Termination; and

          (d) 12 months after termination of the Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

     As defined in the Option Agreement, "Preliminary Purchase Event" includes either of the following events:

          (a) commencement or filing of a registration statement under the Securities Act by any third party of a tender offer or exchange offer to purchase any shares of the issuer common stock such that, upon consummation of such offer, such person would own or control 15% or more of the then-outstanding shares of the issuer common stock (a "Tender Offer" or an "Exchange Offer," respectively); or

          (b) failure of the holders of the issuer common stock to approve the Agreement at the Meeting, the failure to have the Meeting or another such meeting held for the purpose of voting on the Agreement, or the cancellation of such meeting prior to termination of the Agreement, or the withdrawal or modification by the issuer Board in a manner adverse to the holder of the recommendation of the issuer Board with respect to the Agreement, in each case, after public announcement that a third party (i) made a proposal to engage in an acquisition transaction, (ii) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (iii) filed an application or given a notice under any federal or state statute or regulation for approval or consent to engage in an acquisition transaction.

     In the event of any change in the issuer common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of securities subject to the Option, and the purchase price therefor shall be adjusted appropriately. In the event that any additional shares of the issuer common stock are issued after May 17, 1998 (other than pursuant to an event described in the preceding sentence), the number of shares of the issuer common stock subject to the Option will be adjusted so that, after such issuance, it, together with any shares of the issuer common stock previously issued pursuant to the Option Agreement, equals the lesser of (i) 19.9% of the number of shares then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option and (ii) that minimum number of shares of the issuer common stock which, when aggregated with any other shares of the issuer common stock, beneficially owned by the holder or any affiliate of the holder, would cause the provisions of any North Carolina takeover laws to be applicable to the Merger.

     Upon the occurrence of a Repurchase Event (as defined below) that occurs prior to the exercise or termination of the Option, at the request of the holder, delivered within 12 months of the Repurchase Event, the issuer will, subject to regulatory restrictions, be obligated to repurchase the Option and any shares of the issuer common stock therefor purchased pursuant to the Option Agreement at a specified price.

     As defined in the Option Agreement, "Repurchase Event" shall occur if (i) any person (other than the holder or any subsidiary of the holder) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 50% or more of the then-outstanding shares of the issuer common stock, or (ii) any of the following transactions is consummated: (a) the issuer consolidates with or merges into any person, other than the holder or one of the holder's subsidiaries, and is not the continuing or surviving corporation of such consolidation or merger; (b) the issuer permits any person, other than the holder or one of the holder's subsidiaries, to merge into the issuer and the issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of the issuer common stock shall be changed into or exchanged for stock or other securities of the issuer or any other person or cash or any other property or the outstanding shares of the issuer common stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (c) the issuer sells or otherwise transfers all or substantially all of its assets to any person, other than the holder or one of the holder's subsidiaries.

     In the event that prior to the exercise or termination of the Option, the issuer enters into an agreement to engage in any of the transactions described in clause (ii) of the definition of Repurchase Event above, the agreement governing such transaction must make proper provision so that the holder will receive for each share of the issuer common stock subject to the option an amount of consideration that would be received by a holder of the issuer common stock in such transaction less the purchase price of the Option.

     After the occurrence of a Purchase Event, the holder may assign the Option Agreement and its rights thereunder in whole or in part.

     Upon the occurrence of certain events, the issuer has agreed to file with the SEC and to cause to become effective certain registration statements under the Securities Act with respect to dispositions by the holder and its assigns of all or part of the Option and/or any shares of the issuer common stock into which the Option is exercisable.

                 EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS

     As a result of the Merger, holders of HFNC Common Stock will be exchanging their shares of a North Carolina corporation governed by the NCBCA, the HFNC Articles, and the HFNC Bylaws, for shares of FCC, a North Carolina corporation governed by the NCBCA, the FCC Articles, and the FCC Bylaws. Certain significant differences exist between the rights of HFNC shareholders and those of FCC shareholders. In particular, the FCC Articles and the FCC Bylaws contain several provisions that may be deemed to have an anti-takeover effect in that they could impede or prevent an acquisition of FCC unless the potential acquirer has obtained the approval of the FCC Board. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of shareholders and their respective entities, and it is qualified in its entirety by reference to the NCBCA as well as to the FCC Articles and the FCC Bylaws and the HFNC Articles and the HFNC Bylaws.

ANTI-TAKEOVER PROVISIONS GENERALLY

     The provisions of the FCC Articles and the FCC Bylaws described below under the headings, "-- Authorized Capital Stock," "-- Amendment of Charter and Bylaws," "-- Classified Board of Directors and Absence of Cumulative Voting," "-- Director Removal and Vacancies," "-- Limitations on Director Liability,"
"-- Indemnification," "-- Special Meeting of Shareholders," "-- Actions by Shareholders Without a Meeting," "-- Shareholder Nominations and Proposals" and "-- Business Combinations" are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist the FCC Board in playing a role if any group or person attempts to acquire control of FCC, so that the FCC Board can further protect the interests of FCC and its shareholders as appropriate under the circumstances, including, if the FCC Board determines that a sale of control is in the best interests of FCC's shareholder, by enhancing the FCC Board's ability to maximize the value to be received by the shareholders upon such a sale.

     Although FCC's management believes the Protective Provisions are, therefore, beneficial to FCC shareholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, FCC shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, FCC may be able to avoid those expenditures of time and money.

     The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of FCC Common Stock temporarily, enabling shareholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of FCC Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of FCC through replacing the FCC Board and management. Furthermore, the Protective Provisions may make it more difficult for FCC shareholders to replace the FCC Board or management, even if a majority of the shareholders believe such replacement is in the best interests of FCC. As a result, the Protective Provisions may tend to perpetuate the incumbent FCC Board and management.

     The provisions of the North Carolina Shareholder Protection Act and the Control Share Acquisition Act are not applicable to FCC. The Shareholder Protection Act generally requires that, unless certain "fair price" and procedural requirements are satisfied, the affirmative vote of 95% of a corporation's voting shares is required to approve certain business combination transactions with another entity that is a beneficial owner, directly or indirectly, of more than 20% of the corporation's voting shares or which is an affiliate of the corporation and previously has been a 20% beneficial holder of such assets.

     The Control Share Acquisition Act generally states that, except as provided below, "Control Shares" will not have any voting rights. Control Shares are shares acquired by a person under circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of the corporation's directors. However, voting rights are restored to Control Shares by resolution approved by the affirmative vote of the holders of a majority of the corporation's voting stock (other than the shares held by the owner of the Control Shares, officers of the corporation, and directors employed by the corporation). If voting rights are granted to Control Shares which give the holder a majority of all voting power in the election of the corporation's directors, then the corporation's other shareholders may require the corporation to redeem their shares at their fair value.

AUTHORIZED CAPITAL STOCK


     FCC. The FCC Articles currently authorizes the issuance of up to 25,000,000 shares of FCC Common Stock, of which 9,260,078 shares were outstanding as of the FCC Record Date. As of the FCC Record Date, 1,403,111 shares of FCC Common Stock were reserved in issuance under various employee and director benefit plans of FCC, 1,000,000 shares were reserved for issuance under FCC's Dividend Reinvestment Plan, and up to 10,680,660 shares were reserved for issuance in connection with the Merger. After taking into account the shares reserved as described above, the number of authorized shares of FCC Common Stock available for other corporate purposes as of the FCC Record Date was 2,656,151.


     As described further under "AMENDMENT OF FCC'S ARTICLES," at the FCC Special Meeting, the shareholders of FCC will be asked to consider and vote upon a proposal to approve an amendment to the FCC Articles to increase the number of authorized shares of FCC Common Stock from 25,000,000 to 50,000,000.

     The FCC Board may authorize the issuance of additional authorized shares of FCC Common Stock without further action by FCC shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which FCC Common Stock may be listed.

     The authority to issue additional authorized shares of FCC Common Stock provides FCC with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The authorized but unissued shares of FCC Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of FCC. In addition, the sale of a substantial number of shares of FCC voting stock to persons who have an understanding with FCC concerning the voting of such shares, or the distribution or declaration of a dividend of shares of FCC voting stock (or the right to receive FCC voting stock) to FCC shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of FCC.

     HFNC. The HFNC Articles authorize the issuance of 25,000,000 shares of HFNC Common Stock, of which 17,192,500 shares were outstanding as of the HFNC Record Date. In addition, the HFNC Articles authorize the issuance of 5,000,000 shares of serial preferred stock, none of which were outstanding as of the HFNC Record Date. Except to the extent required by governing law, rule or regulation, shares of capital stock of HFNC may be issued from time to time by the HFNC Board without further approval of shareholders.

AMENDMENT OF CHARTER AND BYLAWS

     FCC. In general, (i) amendments to the FCC Articles must be approved by each voting group entitled to vote separately thereon by a majority of the votes cast by that voting group, unless the amendment creates dissenters' rights for a particular voting group, in which case such amendment must be approved by a majority of the votes entitled to be cast by such voting group; and (ii) the dissolution of FCC must be approved by a majority of all votes entitled to be cast thereon. An amendment, however, to the provision of the FCC Articles setting forth the voting requirements for mergers or consolidations involving FCC and for the disposition of all or substantially all of FCC's assets or the stock or assets of one of its major subsidiaries, as described above, must be approved by the vote required to effect such merger, consolidation, or transfer of assets.

     Except as otherwise required in the NCBCA, the FCC Articles or a bylaw adopted by the shareholders of FCC, generally the FCC Bylaws adopted by the shareholders of FCC may be amended or repealed by a majority of the FCC Board or by the shareholders of FCC, except that a bylaw adopted, amended, or repealed by the shareholders of FCC may not be modified or repealed by the FCC Board if neither the articles of incorporation nor bylaw adopted by the shareholders authorize the FCC Board to so act.

     The FCC Bylaws provide that all corporate powers of FCC shall be exercised by the FCC Board except as otherwise provided by law. The FCC Board may create one or more committees, which may include an executive committee, consisting of two or more directors and may authorize such committee to exercise all of the authority of the FCC Board. This authority does not include the authority to adopt, amend, and repeal the FCC Bylaws, to authorize distributions, to propose actions to shareholders that are required by law to be approved by the shareholders, to fill vacancies on the FCC Board or any committee, or to declare dividends or other corporate distributions.

     HFNC. Article 11 of the HFNC Articles generally provides that any amendment of the HFNC Articles must be first approved by a majority of the HFNC Board and then by the holders of a majority of the shares of HFNC entitled to vote in an election of directors, except that the approval of 75% of the shares of HFNC entitled to vote in an election of directors is required for any amendment to Articles 6 (preemptive rights), 7 (directors), 8 (meetings of shareholders and shareholder proposals), 9 (limitation on liability of directors), 10 (restrictions on acquisitions) and 11 (amendments).

     The HFNC Bylaws may be amended by a majority of the HFNC Board or by the affirmative vote of a majority of the total shares entitled to vote in an election of directors, except that the affirmative vote of at least 75% of the total shares entitled to vote in an election of directors shall be required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the HFNC Bylaws.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

     FCC. FCC directors are elected by a plurality of the votes cast. The size of the FCC Board may be established by the shareholders or by at least 75% of the directors of FCC, provided that the directors of FCC cannot set the number of directors at less than five nor more than twenty-five, and only the shareholders have the right to change this range. Generally, a FCC shareholder has the right to vote each share of FCC Common Stock for as many directors as there are to be elected, but may cast only one vote per such director. So long as FCC is a public corporation, its shareholders do not have cumulative voting rights. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The shareholder has the right to distribute all of his or her votes in any manner among any number of candidates or to accumulate such shares in favor of one candidate. Directors are elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it may be possible for minority shareholders to obtain representation on the FCC Board. Without cumulative voting, the holders of more than 50% of the shares of FCC Common Stock generally have the ability to elect 100% of the FCC Board. As a result, the holders of the remaining FCC Common Stock effectively may not be able to elect any person to the FCC Board.

     Therefore, a shareholder or group of shareholders controlling a majority of the voting stock can elect all of the directors, and it will be difficult for shareholders owning a minority of stock to effect a change in the composite of the Board of Directors of FCC.

     The FCC Bylaws provide that the FCC Board is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of FCC having a classified Board of Directors is that approximately one-third of the members of the FCC Board are elected each year, which effectively requires two annual meetings for FCC shareholders to change a majority of the members of the FCC Board. The purpose of dividing the FCC Board into classes is to facilitate continuity and stability of leadership of FCC by ensuring that experienced personnel familiar with FCC will be represented on the FCC Board at all times, and to permit FCC's management to plan for the future for a reasonable amount of time. However, by potentially delaying the time within which an acquirer could obtain working control of the FCC Board, this provision may discourage some potential mergers, tender offers, or takeover attempts.

     HFNC. HFNC directors are elected by a plurality of the votes cast. The HFNC Bylaws provide that the number of directors may at any time be increased or decreased by a vote of a majority of the HFNC Board, provided that the number of directors may not be less than seven nor more than 15. The HFNC Articles provide that the HFNC directors shall be elected annually for a term of one year. Generally, a HFNC shareholder has the right to vote each share of HFNC Common Stock for as many directors as there are to be elected, but may cast only one vote per such director. The HFNC Articles and HFNC Bylaws do not authorize cumulative voting in elections of directors.

DIRECTOR REMOVAL AND VACANCIES

     FCC. Generally, directors of FCC may be removed by the shareholders with or without cause by the affirmative vote of a majority of the votes cast, unless the FCC Articles are amended to provide otherwise. Vacancies occurring on the FCC Board may be filed by the FCC Board or shareholders.

     HFNC. The HFNC Articles provide that a director of HFNC will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director to the fullest extent permitted by the NCBCA as it exists on the date of effectiveness of the HFNC Articles or as such law may thereafter be in effect.

LIMITATIONS ON DIRECTOR LIABILITY

     FCC. The FCC Articles provide that, to the extent permitted by the NCBCA, a director of FCC shall not be personally liable to the corporation, its shareholders, or otherwise for monetary damages for breach of his or her duty as a director.

     HFNC. The HFNC Articles provide that a director of HFNC will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director to the fullest extent permitted by the NCBCA as it exists on the date of effectiveness of the HFNC Articles or as such law may thereafter be in effect.

INDEMNIFICATION

     FCC. Under the NCBCA, subject to certain exceptions, a North Carolina corporation may indemnify an individual made a party to a proceeding, because he or she is or was a director, against liability incurred in the proceeding if (i) he or she conducted himself or herself in good faith, (ii) he or she reasonably believed (a) in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interest of the corporation, and (b) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful (the "Standard of Conduct"). Moreover, unless limited by its articles of incorporation, a North Carolina corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation, against reasonable expenses incurred by him or her in connection with the proceeding. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of a written affirmation by the director of his or her good faith belief that he or she has met the Standard of Conduct and a written undertaking by or on behalf of the director to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation against such expenses and a determination is made that the facts known to those making the determination would preclude indemnification. Before any such indemnification is made, it must be determined that such indemnification would not be precluded by the NCBCA.

     A director of a North Carolina corporation may also apply for court-ordered indemnification under certain circumstances. Unless a North Carolina corporation's articles of incorporation provide otherwise, (i) an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director; (ii) the corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent as to a director; and (iii) a corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

     The FCC Articles and the FCC Bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by North Carolina law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling FCC pursuant to the foregoing provisions, FCC has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     HFNC. The HFNC Articles and the HFNC Bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by North Carolina law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling HFNC pursuant to the foregoing provisions, HFNC has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SPECIAL MEETINGS OF SHAREHOLDERS

     FCC. The FCC Bylaws provide that special meetings of FCC shareholders may be called, unless otherwise prescribed by law, for any purpose or purposes whatever at any time by the FCC Board, by FCC's chief executive officer or by the Secretary acting under instructions of the chief executive officer. So long as FCC is a public corporation (that is, has a class of stock registered under the Exchange Act), however, shareholders of FCC are not entitled to call a special meeting.

     HFNC. The HFNC Articles provide that special meetings of HFNC shareholders may only be called by a majority of the HFNC Board except as required by law otherwise, and subject to the rights of the holders of any class or series of preferred stock.

ACTIONS BY SHAREHOLDERS WITHOUT A MEETING

     FCC. The FCC Bylaws provide that any action required or permitted to be taken by FCC shareholders at a duly called meeting of FCC shareholders may be effected without a meeting by the unanimous written consent of the shareholders entitled to vote on such action.

     HFNC. The HFNC Articles provide that no action required to be taken by the NCBCA at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote of such shareholders.

SHAREHOLDER NOMINATIONS AND PROPOSALS

     FCC. The FCC Bylaws provide that nominations of persons for election to the FCC Board may be made at an annual meeting of shareholders by any shareholder of the corporation who was a shareholder of record at the time of giving of proper notice to the secretary of the corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the FCC Bylaws.

     HFNC. Article 7.D of the HFNC Articles governs nominations for election to the HFNC Board, and requires all nominations for election to the HFNC Board, other than those made by the HFNC Board, to be made by a shareholder eligible to vote at an annual meeting of shareholders who has complied with the notice provisions in that section.

BUSINESS COMBINATIONS

     FCC. The FCC Articles provide that a plan for FCC to consolidate with, or merge with or into, any other corporation or convey to any corporation or other person or otherwise dispose of all or substantially all of its assets or to dispose of by any means of all or substantially all of its assets or to dispose of by any means all or substantially all the stock or assets of any major subsidiary will not be submitted to the shareholders for approval unless such plan is approved by the affirmative vote of 75% of the directors. The FCC Articles further provide that the FCC Board, in its evaluation of such a plan, shall consider all relevant factors, including the social and economic effects on employees, customers, communities and others. If submitted to the shareholders, such plan may be approved only by (i) the affirmative vote of not less than 75% of the aggregate voting power of the outstanding stock entitled to vote thereon, and (ii) the affirmative vote of at least 50% of the voting power of the outstanding stock of shareholders, if (x) any shareholder entitled to vote thereon is a person who, including affiliates of such person, is the beneficial owner of more than 20% of the voting power of FCC (a "controlling shareholder"), provided that shares held, voted or otherwise controlled by a person as a trustee, plan administrator, officer of FCC or otherwise pursuant to an employee benefit plan of FCC or of an affiliate of FCC shall not be deemed to be beneficially owned by a person for the purposes of determining whether such person is a controlling shareholder, and (y) prior to the acquisition of 20% of the voting power of FCC by a shareholder, the FCC Board has not unanimously approved such transaction. This provision of the FCC Articles can be amended only by the vote required to approve such a transaction, if there is a controlling shareholder.

     As the Merger has been unanimously approved by the FCC Board, these supermajority voting requirements do not apply to the Merger.

     The requirement of a supermajority vote of FCC's shareholders to approve certain business transactions, as described above, may discourage a change in control of FCC by allowing a minority of FCC shareholders to prevent a transaction favored by the majority of the shareholders. Also, in some circumstances, the FCC Board could cause a supermajority vote to be required to approve a transaction thereby enabling management to retain control over the affairs of FCC and their positions with FCC. The primary purpose of the supermajority vote requirement, however, is to encourage negotiations with FCC's management by groups or corporations interested in acquiring control of FCC and to reduce the danger of a forced merger or sale of assets.

     The acts described above along with the provisions of the FCC Articles regarding business combinations might be deemed to make FCC less attractive as a candidate for acquisition by another company than would otherwise be the case in the absence of such provisions. For example, if another company should seek to acquire a controlling interest of less than 75% of the outstanding shares of FCC Common Stock, the acquirer would not thereby obtain the ability to replace a majority of the FCC Board until at least the second annual meeting of shareholders following the acquisition. Furthermore, the acquirer would not obtain the ability to immediately effect a merger, consolidation, or other similar business combination unless the described conditions were met.

     As a result, FCC shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices in a takeover context. The provisions described above also may make it more difficult for FCC shareholders to replace the FCC Board or management, even if the holders of a majority of the FCC Common Stock should believe that such replacement is in the interest of FCC. As a result, such provisions may tend to perpetuate the incumbent FCC Board and management.

     In the event of liquidation, holders of FCC Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them. All of the outstanding shares of FCC Common Stock are, and upon issuance of the shares of FCC Common Stock to be issued to shareholders of HFNC will be, validly issued, fully paid, and nonassessable.

     First Charter National Bank acts as transfer agent and registrar for FCC Common Stock.

     As a North Carolina corporation, FCC is or could be subject to various legislative acts set forth in Chapter 55 of the General Statutes of State of North Carolina, which impose certain restrictions on business combinations, including, but not limited to, combinations with interested shareholders similar to those described above.

     HFNC. The HFNC Articles provide that until December 28, 2000, no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of HFNC or, (ii) any securities convertible into, or exercisable for, any equity securities of HFNC if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities, such person would be the beneficial owner of more than 10% of any class of an equity security of HFNC. The term "person" is broadly defined to prevent circumvention of this restriction.

     The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to HFNC by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by HFNC or Home Federal and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of the HFNC Board. In the event that shares are acquired in violation of these provisions, all shares beneficially owned by any person in excess of 10% shall be considered "Excess Shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to shareholders for a vote, and the HFNC Board may cause such Excess Shares to be transferred to an independent trustee for sale on the open market or otherwise, with the expenses of such trustee to be paid out of the proceeds of sale. As the Merger has been unanimously approved in advance by the HFNC Board, these voting provisions do not apply to the Merger.

LIMITATIONS ON ABILITY TO VOTE STOCK

     FCC. The FCC Articles and the FCC Bylaws do not contain any provision restricting a shareholder's ability to vote shares of FCC voting stock.

     HFNC. The HFNC Articles and the HFNC Bylaws do not contain any provision restricting a shareholder's ability to vote shares of HFNC voting stock.

SHAREHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

     FCC. The NCBCA provides that a shareholder of a North Carolina corporation may inspect and copy books and records of the corporation during regular business hours, if he or she gives the corporation written notice of his or her demand at least five business days before the date of the inspection. In order to inspect certain records, written demand must also be made in good faith and for a proper purpose, must describe with reasonable particularity the purpose of the request and the records the shareholder desires to inspect, and the records requested must be directly connected with his or her purpose.

     HFNC. The foregoing provisions regarding shareholders' rights to examine books and records also apply to HFNC as a North Carolina corporation.

DIVIDENDS

     FCC. The holders of FCC Common Stock are entitled to receive such dividends or distributions as the Board of Directors of FCC may declare out of funds legally available for such payments. The payments of distributions by FCC is subject to the restrictions of North Carolina law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of the holders receiving the distribution. Share dividends, if any are declared, may be paid from FCC's authorized but unissued shares.

     The payment of distributions to holders of FCC Common Stock is subject to the provisions of the NCBCA and the ability of the FCC Banking Subsidiaries and any other subsidiary of FCC to pay dividends to FCC, as restricted by various bank regulatory agencies. See "Certain Regulatory Considerations."

     HFNC. The holders of HFNC Common Stock are entitled to receive such dividends or distributions as the Board of Directors of HFNC may declare out of funds legally available for such payments. The payments of distributions by HFNC is subject to the restrictions of North Carolina law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of the holders receiving the distribution. Share dividends, if any are declared, may be paid from HFNC's authorized but unissued shares.

     The payment of distributions to holders of HFNC Common Stock is subject to the provisions of the NCBCA and the ability of Home Federal and any other subsidiary of HFNC to pay dividends to HFNC, as restricted, with respect to Home Federal, by the OTS. See "Certain Regulatory Considerations."

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

     FCC Common Stock is traded on the Nasdaq NMS under the symbol "FCTR," and HFNC Common Stock is traded on the Nasdaq NMS under the symbol "HFNC." The following table sets forth, for the indicated periods, the high and low closing sale prices for the FCC Common Stock and HFNC Common Stock as reported by the Nasdaq NMS, and the cash dividends declared per share of FCC Common Stock and HFNC Common Stock for the indicated periods. The stock prices do not include retail mark-ups, mark-downs or commissions.


                                                 FCC                             HFNC
                                    -----------------------------    -----------------------------
                                                          CASH                             CASH
                                                        DIVIDENDS                        DIVIDENDS
                                      PRICE RANGE       DECLARED       PRICE RANGE       DECLARED
                                    ----------------       PER       ----------------       PER
                                     HIGH      LOW        SHARE       HIGH      LOW        SHARE
                                    ------    ------    ---------    ------    ------    ---------
1998
First Quarter.....................  $26.00    $23.50     $0.140      $15.38    $13.13     $0.080
Second Quarter....................   27.00     20.13      0.150       13.81     11.25      0.080
Third Quarter (through August 7,
  1998)...........................   25.50     21.50      0.150       13.75     11.38         --
1997
First Quarter.....................   18.54     17.71     $0.125       22.06     16.75     $5.070
Second Quarter....................   24.25     18.13      0.125       18.88     15.88      0.070
Third Quarter.....................   24.25     21.00      0.140       16.82     14.88      0.070
Fourth Quarter....................   25.75     23.13      0.140       16.63     13.94      0.070
                                                         ------                           ------
          Total...................                       $0.530                           $5.280
                                                         ======                           ======
1996
First Quarter.....................   18.03     16.25     $0.125       15.00     13.13         --
Second Quarter....................   17.08     14.79      0.125       16.63     13.81         --
Third Quarter.....................   16.04     15.21      0.125       18.25     15.88      0.050
Fourth Quarter....................   18.75     15.21      0.125       18.00     17.25      0.070
                                                         ------                           ------
          Total...................                       $0.500                           $0.120
                                                         ======                           ======
1995
First Quarter.....................   12.71     12.08     $0.108         n/a       n/a        n/a
Second Quarter....................   16.04     12.08      0.108         n/a       n/a        n/a
Third Quarter.....................   17.71     15.42      0.108         n/a       n/a        n/a
Fourth Quarter....................   18.75     17.08      0.108       13.13     13.13        n/a
                                                         ------                           ------
          Total...................                       $0.433                              n/a
                                                         ======                           ======



     On August 7, 1998, the last sale prices of FCC Common Stock and HFNC Common Stock as reported on the Nasdaq NMS were $21.625 and $12.125 per share, respectively. On May 15, 1998, the last business day prior to public announcement of the Merger, the last sale prices of FCC Common Stock and HFNC Common Stock as reported by the Nasdaq NMS were $24.50 and $13.625 per share, respectively.


     The holders of FCC Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Although FCC currently intends to continue to pay quarterly cash dividends on the FCC Common Stock, there can be no assurance that FCC's dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the FCC Board's consideration of other relevant factors. The Agreement provides that prior to the Effective Time HFNC may not declare and pay cash dividends, other than regular quarterly cash dividends on the shares of HFNC Common Stock in an amount not to exceed $.08 per share, and that FCC may not declare and pay cash dividends, other than regular quarterly cash dividends on shares of FCC Common Stock in an amount not to exceed $.15 per share. There is no assurance that HFNC and FCC will pay any dividends at any time, or if it does, the amount of dividends it would declare.

     FCC and HFNC are each legal entities separate and distinct from their subsidiaries and their revenues depend in significant part on the payment of dividends and management fees from their respective subsidiary depository institutions. FCC's and HFNC's subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

                                BUSINESS OF HFNC

GENERAL

     HFNC, a North Carolina corporation, is a savings and loan holding company which was organized in August 1995 in connection with the conversion of Home Federal from mutual to stock form. The Conversion was effected on December 28, 1995, at which time Home Federal converted to a federal stock savings and loan association and became a wholly-owned subsidiary of HFNC. As of March 31, 1998, HFNC had total consolidated assets of approximately $979.6 million, total consolidated loans of approximately $790.3 million, total consolidated deposits of approximately $432.1 million, and total consolidated shareholders' equity of approximately $168.9 million.

     Home Federal is a community oriented savings institution which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on the origination of loans secured by one- to four-family residential dwellings. Home Federal conducts its business from its main office, eight branch offices, and a loan origination office, all located in Mecklenburg County, North Carolina.

     The principal executive offices of HFNC are located at 139 South Tryon Street, Charlotte, North Carolina 28202 and its telephone number at such address is (704) 373-0400. Additional information with respect to HFNC and its subsidiaries is included elsewhere herein and in documents incorporated by reference in this Joint Proxy Statement. See "AVAILABLE INFORMATION" AND "DOCUMENTS INCORPORATED BY REFERENCE."

RECENT DEVELOPMENTS


     On July 13, 1998, HFNC announced consolidated earnings for the fiscal year ended June 30, 1998. Net income for fiscal 1998 amounted to $13.5 million, or $0.82 per diluted share, compared to $7.4 million, or $0.45 per diluted share, for fiscal 1997. The results for fiscal 1998 include gains on sales of securities of $6.6 million and the results for fiscal 1997 include a one time cost of $3.1 million pertaining to a special assessment by the FDIC to recapitalize the SAIF.


     Total assets increased to $1.0 billion at June 30, 1998 compared to $892.9 million at June 30, 1997, an increase of 12.9%. The growth in assets occurred primarily in the loan portfolio, which increased 22.5% during fiscal 1998 to $806.4 million at June 30, 1998 from $658.3 million at June 30, 1997. Shareholders' equity increased to $170.9 million, or 17.0% of assets, at June 30, 1998, representing a book value per share of $9.94. The return on assets and return on shareholders' equity were 1.45% and 8.11%, respectively, for fiscal 1998 compared to 0.86% and 3.46%, respectively, for fiscal 1997.

                                BUSINESS OF FCC

GENERAL

     FCC, a North Carolina corporation, is a bank holding company registered with the Federal Reserve under the BHC Act. As of March 31, 1998, FCC had total consolidated assets of approximately $776 million, total consolidated loans of approximately $549 million, total consolidated deposits of approximately $636 million, and total consolidated shareholders' equity of approximately $81 million.

     FCC conducts its business activities through its two banking subsidiaries, First Charter National Bank, a national banking association, and Bank of Union, a state-chartered commercial bank. The FCC Banking Subsidiaries provide a wide variety of retail and commercial banking services through 21 branch offices, two limited service facilities, and 43 ATMs located in Cabarrus, Mecklenburg, Rowan, Cleveland, Rutherford, and Union Counties, North Carolina.

     The principal executive offices of FCC are located at 22 Union Street North, Concord, North Carolina 28025, and its telephone number at such address is (704) 786-3300. Additional information with respect to FCC and its subsidiaries is included in documents incorporated by reference in this Joint Proxy Statement. See "AVAILABLE INFORMATION" AND "DOCUMENTS INCORPORATED BY REFERENCE."

RECENT DEVELOPMENTS

     Earnings Release. On July 6, 1998, FCC announced record earnings for both the six-month and three-month periods ended June 30, 1998. Net income was $6,200,520, up 12.7% over the $5,500,182 reported for the same six-month period in 1997. Diluted earnings per share for the first six months of 1998 were $0.66 compared to $0.59 reported for the same period in 1997.

     Net income for the three-month period ended June 30, 1998, was $3,189,864 versus $2,814,083 for the comparable period in 1997, representing a 13.4% increase. Diluted earnings per share for the quarter were $0.34 compared to $0.30 for the second quarter of 1997.

     On an annualized basis, year to date results represent a return on average assets of 1.64% and a return on average equity of 15.28%. Comparable figures for the six-month period ended June 30, 1997, were 1.63% and 15.01%, respectively.

     Total assets at June 30, 1998, were $793,052,223, up 4.1% from December 31, 1997. Gross loans increased 8.7% to $569,842,470, and total deposits increased 4.6% to $650,212,526 from December 31, 1997. Total shareholders' equity was $83,650,601 at June 30, 1998, which represents a book value per share of $8.94 and an equity/asset ratio of 10.55%.


     Stock Repurchases. In connection with the Merger, FCC intends to repurchase, from time to time in open market purchases or in privately negotiated transactions, up to 750,000 shares of FCC Common Stock. FCC may effect such repurchases on an equivalent basis in shares of HFNC Common Stock. Such repurchases will be effected in accordance with Regulation M and may be discontinued at any time. As of August 3, 1998, FCC has repurchased 125,117 shares of FCC Common Stock and 994,000 shares of HFNC Common Stock. No additional repurchases will be made after the date of the Joint Proxy Statement until after adjournment of the Special Meetings.


             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following tables contain unaudited pro forma condensed consolidated financial statements including a balance sheet as of March 31, 1998 and statements of earnings for the three months ended March 31, 1998, and 1997 and the years ended December 31, 1997, 1996, and 1995. These statements present on a pro forma basis historical results for FCC and HFNC as though the Merger had been consummated as of January 1, 1995.

     For purposes of preparing the Pro Forma Condensed Consolidated Financial Information and per share data, for the years ended December 31, 1997, 1996, and 1995 the historical operating results of HFNC have been reported on a calendar year basis rather than on a June 30 fiscal year basis as originally reported. Such calendar year financial statements and per share information for HFNC have not been audited.

     The Merger is expected to be accounted for using the pooling-of-interests method of accounting. Pro forma financial information are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.

     The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the consolidated historical financial statements of FCC and HFNC which are incorporated by reference herein. Pro forma results are not necessarily indicative of future operating results.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                 MARCH 31, 1998

                                                                                                  FCC
                                                                              PRO FORMA           AND
                                                       FCC         HFNC      ADJUSTMENTS          HFNC
                                                     --------    --------    -----------       ----------
                                                                    (DOLLARS IN THOUSANDS)
                                     ASSETS
Cash and due from banks............................  $ 32,963    $  7,550     $  5,612(2)      $   46,125
Interest-bearing bank deposits.....................     7,870      12,168                          20,038
Securities available for sale:
  U.S. government obligations......................    13,811          --                          13,811
  U.S. government agency obligations...............    45,313      82,584                         127,897
  Mortgage-backed securities.......................     8,736      46,777                          55,513
  State and municipal obligations, nontaxable......    86,189          --                          86,189
  Other............................................    13,211      16,543                          29,754
                                                     --------    --------     --------         ----------
    Total securities available for sale............   167,260     145,904                         313,164
                                                     --------    --------     --------         ----------
Loans..............................................   548,920     797,339                       1,346,259
  Less: Unearned income............................      (204)         --                            (204)
      Allowance for loan losses....................    (8,088)     (7,085)                        (15,173)
                                                     --------    --------     --------         ----------
  Loans, net.......................................   540,628     790,254                       1,330,882
                                                     --------    --------     --------         ----------
Premises and equipment, net........................    16,071       9,989                          26,060
Other assets.......................................    10,991      13,689        2,581(2)          27,261
                                                     --------    --------     --------         ----------
         Total assets..............................  $775,783    $979,554     $  8,193         $1,763,530
                                                     ========    ========     ========         ==========

                                               LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits, domestic:
  Noninterest-bearing..............................  $ 93,875    $  9,480     $                $  103,355
  Interest-bearing:
    NOW accounts...................................    96,326      76,677                         173,003
    Time...........................................   373,291     259,527                         632,818
    Certificates of deposit greater than
      $100,000.....................................    72,342      86,370                         158,712
                                                     --------    --------     --------         ----------
    Total deposits.................................   635,834     432,054                       1,067,888
  Other borrowings.................................    53,017     368,800                         421,817
  Other liabilities................................     5,759       9,780        5,086(2)(3)       20,625
                                                     --------    --------     --------         ----------
    Total liabilities..............................   694,610     810,634        5,086          1,510,330

                                      SHAREHOLDERS' EQUITY
FCC Common Stock -- no par value; authorized,
  25,000,000 shares; issued and outstanding,
  9,328,545 shares (pro forma-authorized,
  50,000,000 shares; issued and outstanding
  19,128,270 shares)(4)............................    50,516          --       89,857(1)(2)      140,373
HFNC Common Stock -- $.01 par value; authorized,
  25,000,000 shares; issued and outstanding,
  17,192,500 shares................................        --         172         (172)(1)             --
Additional paid-in capital.........................        --      89,971      (89,971)(1)             --
ESOP loan and unvested restricted stock............        --     (19,742)      19,742 (2)             --
Unrealized gain on securities available for sale...     3,850       1,824                           5,674
Retained earnings..................................    26,807      96,695      (16,349)(2)(3)     107,153
                                                     --------    --------     --------         ----------
         Total shareholders' equity................    81,173     168,920        3,107            253,200
                                                     --------    --------     --------         ----------
         Total liabilities and shareholders'
           equity..................................  $775,783    $979,554     $  8,193         $1,763,530
                                                     ========    ========     ========         ==========

            See notes to pro forma condensed financial information.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES

              UNAUDITED PRO FORMA CONDENSED STATEMENT OF EARNINGS

                                           FOR THE THREE MONTHS
                                              ENDED MARCH 31,           FOR THE YEARS ENDED DECEMBER 31,
                                         -------------------------   --------------------------------------
                                            1998          1997          1997          1996          1995
                                         -----------   -----------   -----------   -----------   ----------
                                             (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Interest and fees on loans.............  $    28,076   $    23,289   $   100,712   $    84,944   $   75,860
Interest on investments and
  securities...........................        4,964         6,230        21,762        25,870       16,275
Other interest.........................           51            87           593           726        1,076
                                         -----------   -----------   -----------   -----------   ----------
  Total interest income................       33,091        29,606       123,067       111,540       93,211
                                         -----------   -----------   -----------   -----------   ----------
Interest on deposits...................       11,410        11,117        46,334        45,589       45,022
Interest on borrowings.................        5,370         3,398        16,494         6,721        2,761
                                         -----------   -----------   -----------   -----------   ----------
  Total interest expense...............       16,780        14,515        62,828        52,310       47,783
                                         -----------   -----------   -----------   -----------   ----------
  Net interest income..................       16,311        15,091        60,239        59,230       45,428
Provision for loan losses..............          662           648         2,684         1,873        2,331
                                         -----------   -----------   -----------   -----------   ----------
  Net interest income after provision
    for loans losses...................       15,649        14,443        57,555        57,357       43,097
Noninterest income.....................        3,737         2,527        15,327         8,537        8,242
Noninterest expense....................        9,941        10,081        42,947        36,568       31,850
                                         -----------   -----------   -----------   -----------   ----------
  Income before income taxes...........        9,445         6,889        29,935        29,326       19,489
Income taxes...........................        3,275         2,334        10,765         9,723        5,631
                                         -----------   -----------   -----------   -----------   ----------
  Income from continuing operations
    before nonrecurring charges
    directly attributable to the
    transaction and before cumulative
    effect of change in accounting
    principle..........................        6,170         4,555        19,170        19,603       13,858

  Cumulative effect of change in
    accounting principle...............           --            --            --            --       (1,050)
                                         -----------   -----------   -----------   -----------   ----------
  Income from continuing operations
    before nonrecurring charges
    directly attributable to the
    transaction........................  $     6,170   $     4,555   $    19,170   $    19,603   $   12,808
                                         ===========   ===========   ===========   ===========   ==========
BASIC INCOME PER SHARE:
  Income from continuing operations
    before nonrecurring charges
    directly attributable to the
    transaction
    FCC -- historical..................  $      0.32   $      0.29   $      0.91   $      1.10   $     0.95
    HFNC -- historical.................         0.20          0.12          0.69          0.58          n/a
    FCC/HFNC -- pro forma combined.....         0.34          0.25          1.06          1.06         1.46

  Average common equivalent shares
    FCC -- historical..................    9,310,298     9,205,381     9,236,786     9,183,738    8,779,066
    HFNC -- historical.................   15,718,872    15,785,575    15,644,465    16,322,582          n/a
    FCC/HFNC -- pro forma combined.....   18,270,055    18,203,159    18,154,131    18,487,610    8,779,066

INCOME DILUTED PER SHARE:
  Income from continuing operations
    before nonrecurring charges
    directly attributable to the
    transaction
    FCC -- historical..................  $      0.32   $      0.29   $      0.90   $      1.09   $     0.94
    HFNC -- historical.................         0.20          0.11          0.66          0.58          n/a
    FCC/HFNC -- pro forma combined.....         0.33          0.24          1.03          1.06         1.45

  Average common equivalent shares
    FCC -- historical..................    9,460,050     9,272,252     9,339,060     9,234,946    8,846,355
    HFNC -- historical.................   16,193,264    16,470,636    16,418,224    16,322,582          n/a
    FCC/HFNC -- pro forma combined.....   18,690,210    18,660,515    18,697,448    18,538,818    8,846,355

            See notes to pro forma condensed financial information.

                     NOTES TO THE UNAUDITED MARCH 31, 1998
                   PRO FORMA CONDENSED FINANCIAL INFORMATION

     The unaudited FCC and HFNC Pro Forma Condensed Financial Information is based upon the following adjustments, reflecting the consummation of the Merger using the pooling-of-interest method of accounting. Actual amounts may differ from those reflected in the unaudited Pro Forma Condensed Financial Information.

NOTE 1

     FCC will exchange 0.57 of a share of FCC Common Stock for each share of HFNC Common Stock outstanding immediately prior to the Effective Time (except for shares of HFNC Common Stock held by FCC or HFNC or their respective subsidiaries, other than in a fiduciary capacity or as a result of debts previously contracted, which shall be canceled). The pro forma issued number of shares of FCC Common Stock does not reflect the exercise of options to acquire sharers of HFNC Common Stock. Options to acquire 1,545,510 shares of HFNC Common Stock were outstanding at March 31, 1998.

Shares of HFNC Common Stock.................................                17,192,500
Exchange Ratio..............................................                      0.57
Shares of FCC Common Stock issued...........................                 9,799,725

     The following adjusting entry was made to the unaudited Pro Forma Condensed Balance Sheet to reflect this transaction:

Common Stock -- HFNC........................................     171,925
Additional paid-in Capital..................................  89,971,485
     Common Stock -- FCC....................................                90,143,410

NOTE 2

     At March 31, 1998, HFNC had a $7.7 million loan balance related to the internally leveraged HFNC ESOP. Pursuant to the terms of ESOP FCC will sell enough common stock shares to repay this inter-company debt. All additional shares remaining in the HFNC ESOP will be allocated to employees' individual accounts. FCC will incur a one-time charge related to this allocation of remaining shares, which is reflected in the pro forma condensed balance sheet as a reduction of retained earnings of $5,319,048 (see Note 3). At March 31, 1998, the HFNC ESOP had 935,314 shares of stock not allocated to employees' individual accounts. FCC will exchange 0.57 of a share of FCC Common Stock for each unallocated share used to pay off the inter-company debt and allocate remaining shares to HFNC employees' individual accounts. The following adjusting entry was made to the unaudited Pro Forma Condensed Balance Sheet to reflect this transaction:

Cash........................................................  $7,742,584
Retained Earnings...........................................   5,319,048
     ESOP Loan and Unvested Restricted Stock................                11,021,320
     Common Stock -- FCC....................................                 2,040,312

     Upon consummation of the Merger approximately 371,000 shares of unvested restricted stock grants will vest immediately under the HFNC MRRP. This accelerated vesting will result in a one-time charge to HFNC's income statement upon consummation, which is reflected in the pro forma condensed balance sheet as a reduction of retained earnings of $5,227,642, net of tax (see Note 3). FCC will exchange 0.57 of a share of FCC Common Stock for each vested share of restricted stock outstanding. All ungranted shares will be retired. The following adjusting entry was made to the unaudited Pro Forma Condensed Balance Sheet to reflect this transaction:

Retained Earnings...........................................  $5,227,642
Accrued Liabilities.........................................     715,722
Deferred Tax Asset..........................................   2,581,413
Common Stock -- FCC.........................................   2,326,513
  HFNC ESOP Loan and Unvested Restricted Stock..............                8,720,639
  Cash......................................................                2,130,651

NOTE 3

     FCC anticipates one-time merger and related charges of $19.7 million ($16.3 million, net of tax effects) in connection with the Merger. Dissolution of the HFNC ESOP and the HFNC MRRP (representing $10.5 million of the $19.7 million) along with professional fees associated with the transaction (including fixed financial advisor fees as well as attorneys' and accountants' fees) are expected to represent the largest portion of the expenses and charges, as well as estimated expenses associated with various severance-related obligations. The impact of these adjustments, net of tax effects, has been reflected in the Unaudited Pro Forma Condensed Balance Sheet as of March 31, 1998, but has not been reflected in the Unaudited Pro Forma Condensed Statement of Earnings.

NOTE 4

     In connection with the Merger, FCC intends to repurchase, from time to time in open market purchases or in privately negotiated transactions, up to 750,000 shares of FCC Common Stock. FCC may effect such repurchases on an equivalent basis in shares of HFNC Common Stock. The impact of the stock repurchase is not reflected in the Pro Forma Condensed Consolidated Financial Information.

                       CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to FCC. A more complete discussion is included in the FCC 1997 Form 10-K. Information relating to HFNC is included in the HFNC 1997 Form 10-K. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."

GENERAL

     FCC is a bank holding company registered with the Federal Reserve under the BHC Act. As such, FCC and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy which is discussed below, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

     The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that FCC and any other bank holding company located in North Carolina may now acquire a bank located in any other state, and any bank holding company located outside North Carolina may lawfully acquire any North Carolina-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage limitations, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states.

     The BHC Act generally prohibits FCC from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Each of the FCC Banking Subsidiaries is a member of the Federal Deposit Insurance Corporation ("FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect is business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

     The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of FCC and HFNC (the FDIC and the applicable state authority in the case of state-chartered nonmember banks such as the Bank of Union, the Office of Thrift Supervision ("OTS") in the case of federally chartered thrift institutions such as Home Federal, and the Office of the Comptroller of the Currency ("OCC") in the case of national banks such as First Charter National Bank) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

     FCC is a legal entity separate and distinct from its banking and other subsidiaries. The principal sources of cash flow of FCC, including cash flow to pay dividends to its shareholders, are dividends from its subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to FCC and HFNC, as well as by FCC and HFNC to their shareholders.

     As to the payment of dividends, Bank of Union is subject to the respective laws and regulations of the state of North Carolina, and to the regulations of the FDIC. First Charter National Bank is subject to the regulations of the OCC.

     If, in the opinion of the federal banking regulator, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-- Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     At March 31, 1998, under dividend restrictions imposed under federal and state laws, the FCC Banking Subsidiaries, without obtaining governmental approvals, could declare aggregate dividends to FCC of approximately $12.5 million.

     The payment of dividends by FCC and the FCC Banking Subsidiaries may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

     FCC and the FCC Banking Subsidiaries are required to comply with the capital adequacy standards established by the Federal Reserve in the case of FCC, and the appropriate federal banking regulator in the case of each of the FCC Banking Subsidiaries. There are two basic measures of capital adequacy for bank holding companies and their subsidiary depository institutions that have been promulgated by the Federal Reserve and each of the federal bank regulatory agencies: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guideline for the ratio ("Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At March 31, 1998, FCC's consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 14.27% and 13.03%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. FCC's Leverage Ratio at March 31, 1998, was 10.25%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

     Each of the FCC Banking Subsidiaries is subject to risk-based and leverage capital requirements adopted by its federal banking regulatory which are substantially similar to those adopted by the Federal Reserve for bank holding companies. Each of the FCC Banking Subsidiaries was in compliance with applicable minimum capital requirements as of March 31, 1998. Neither FCC nor any of the FCC Banking Subsidiaries has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank or thrift to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "-- Prompt Corrective Action."

     The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the FDIC, and the OCC have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards that would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

     Under Federal Reserve policy, FCC is expected to act as a source of financial strength for, and to commit resources to support, each of the FCC Banking Subsidiaries. This support may be required at times when, absent such Federal Reserve policy, FCC may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The FCC Banking Subsidiaries are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of FCC's respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

     FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

     Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be well capitalized. An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be adequately capitalized. A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be undercapitalized. A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be significantly undercapitalized, and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or non-bank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or
(xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

     At March 31, 1998, all of the FCC Banking Subsidiaries had the requisite capital levels to qualify as well capitalized. An institution's capital category is determined solely for the purposes of applying the prompt corrective action law and it may not constitute an accurate representation of an institution's overall financial condition or prospects.

                        DESCRIPTION OF FCC COMMON STOCK


     The FCC Articles currently authorizes the issuance of 25,000,000 shares of FCC Common Stock. As of the FCC Record Date, 9,260,078 shares of FCC Common Stock were outstanding and approximately 13,083,771 shares were reserved for issuance. As described further under "AMENDMENT OF FCC'S ARTICLES," at the FCC Special Meeting, the shareholders of FCC will be asked to consider and vote upon a proposal to approve an amendment to the FCC Articles to increase the number of authorized shares of FCC Common Stock from 25,000,000 to 50,000,000. THE CAPITAL STOCK OF FCC DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND, OR ANY GOVERNMENTAL AGENCY.


     Shares of FCC Common Stock may be issued at such time or times and for such consideration as the FCC Board may deem advisable, subject to such limitations as may be set forth in the laws of the State of North Carolina, the FCC Articles, or the FCC Bylaws, or the rules of the Nasdaq NMS.

     The holders of FCC Common Stock are entitled to receive, to the extent permitted by law, only such dividends as may be declared from time to time by the FCC Board.

     In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding-up of FCC, the holders of FCC Common Stock will be entitled to receive all of the remaining assets of FCC, of whatever kind, available for distribution to shareholders ratably in proportion to the number of shares of FCC Common Stock held. The FCC Board may distribute in kind to the holders of FCC Common Stock such remaining assets of FCC or may sell, transfer, or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock, or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of FCC Common Stock. Neither the merger or consolidation of FCC into or with any other corporation, nor the merger of any other corporation into FCC, nor any purchase or redemption of shares of stock of FCC of any class, shall be deemed to be a dissolution, liquidation, or winding-up of FCC for purposes of this paragraph.

     Because FCC is a holding company, its right and the rights of its creditors and shareholders, including the holders of FCC Common Stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that FCC itself may be a creditor having recognized claims against such subsidiary.

     For a further description of FCC Common Stock, see "EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS."

                          AMENDMENT OF FCC'S ARTICLES

GENERAL

     The FCC Board has approved an amendment to the FCC Articles to increase the number of authorized shares of FCC Common Stock from 25,000,000 to 50,000,000. The proposed amendment to the FCC Articles would delete the existing Article 4 and replace it with a new Article 4 as follows:

     "ARTICLE 4 -- The aggregate number of shares the Corporation is authorized to issue is fifty million (50,000,000) shares of Common Stock, without par value."


     FCC currently is authorized to issue up to 25,000,000 shares of FCC Common Stock. As of the FCC Record Date, 9,260,078 of such authorized shares were outstanding and 13,083,771 of such authorized shares were reserved for issuance, leaving 2,656,151 shares of FCC Common Stock available for issuance for other corporate purposes as of such date. While approval of the proposed FCC Articles Amendment is not a condition precedent to consummation of the Merger, the FCC Board believes that the increase in the number of authorized shares of FCC Common Stock will provide FCC with increased flexibility to meet various corporate objectives and is in the best interest of FCC and its shareholders. The FCC Articles Amendment will, if approved by the requisite vote of FCC shareholders, be adopted by FCC regardless of whether the Merger is consummated. After the FCC Special Meeting, the officers of FCC intend to make the appropriate filings in the State of North Carolina and to take any other action necessary to implement the FCC Articles Amendment.


     It is FCC's intention to finance its operations through, among other things, the issuance from time to time of various equity securities, to consider the acquisition of financial service businesses (possibly using FCC Common Stock as consideration in some instances) and to consider the issuance of additional shares of FCC Common Stock through stock splits and stock dividends in appropriate circumstances. Accordingly, the continued availability of shares of FCC Common Stock is necessary to provide FCC with the flexibility to take advantage of opportunities in such situations. There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of FCC Common Stock, except for (i) the shares to be issued pursuant to the Merger and (ii) shares currently reserved for issuance under employee and director benefit plans and FCC's Dividend Reinvestment Plan.

     Pursuant to North Carolina law, authorized and unissued shares of FCC Common Stock (other than those shares reserved for certain purposes) are available for issuance by FCC to such persons and for such consideration as the FCC Board may determine from time to time. Shareholders may not be given the opportunity to vote on such matters, unless shareholder approval is required by applicable law or the rules and policies of the Nasdaq NMS or unless the FCC Board in its judgment recommends shareholder approval. Shareholders generally will have no preemptive rights to subscribe to newly issued shares.

CERTAIN EFFECTS OF FCC ARTICLES AMENDMENT

     If the shareholders of FCC approve the FCC Articles Amendment, the increase in the amount of authorized FCC Common Stock could have certain anti-takeover effects with respect to FCC. As noted above, FCC will have the authority to issue shares of authorized but unissued and unreserved shares of FCC

Common Stock in its discretion, which could dilute the stock ownership of persons seeking to acquire control of FCC through the purchase of a large block of stock.

     In addition, the FCC Articles currently contain other provisions which may have anti-takeover effects. For example, the FCC Board is composed of three classes with the directors in each such class serving staggered terms. The staggered terms may make it more difficult to obtain control of FCC by changing the composition of the FCC Board. The FCC Articles also impose certain supermajority voting requirements in connection with certain business combinations of FCC or sales of all or substantially all of its assets or the stock of its subsidiaries, and also requires the vote of 75% of the FCC Board for the approval of a plan of merger or plan of consolidation or similar plan of FCC with any other corporation or entity in which FCC is the acquired corporation or for adopting a resolution recommending a sale, lease or exchange of all or substantially all the property of FCC. See "EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS."

     All of the above-described provisions could have certain anti-takeover effects with respect to FCC. Such provisions could make FCC a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, the assumption of control through the acquisition of a large block of FCC Common Stock or the removal of incumbent management, even if the consummation of a given transaction might be favorable to the shareholders of FCC. In addition, such provisions may inhibit or impede fluctuations in the market price of FCC Common Stock that might otherwise result from actual or potential takeover attempts.

     FCC is not aware of any pending or threatened effort to acquire control of FCC, and the proposal to increase the number of authorized shares of FCC Common Stock is not in response to any indication that any other company, person or group is interested in acquiring control of FCC. Furthermore, the existing provisions in the FCC Articles are not a part of a plan by management to adopt a series of provisions with an anti-takeover purpose, and FCC currently does not intend to propose other anti-takeover measures in future proxy solicitations. Rather, the principal purpose of the increase in authorized capital is to provide FCC with flexibility for considering stock splits and dividends and effecting acquisitions and financings.

RECOMMENDATION OF THE FCC BOARD

     The FCC Board believes that the FCC Articles Amendment will provide flexibility needed to meet corporate objectives and is in the best interests of FCC and its shareholders. The FCC Articles Amendment will, if approved by the requisite vote of FCC shareholders, be adopted by FCC regardless of whether the Merger is consummated. Therefore, if the proposal is approved, officers of FCC will promptly make appropriate filings in the State of North Carolina and take any other action necessary to implement the amendment.

     THE FCC BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF FCC VOTE FOR THE PROPOSAL TO APPROVE THE FCC ARTICLES AMENDMENT.

                                 OTHER MATTERS

     As of the date of this Joint Proxy Statement, the HFNC Board knows of no matters that will be presented for consideration at the HFNC Special Meeting other than as described in this Joint Proxy Statement, and the FCC Board knows of no matters that will be presented for consideration at the FCC Special Meeting other than as described in this Joint Proxy Statement. However, if any other matters shall properly come before the HFNC Special Meeting or FCC Special Meeting and be voted upon, the enclosed proxy shall be deemed to confer discretionary authority to the individuals named as proxies therein to vote the shares represented by such proxy as to any such matters.

                             SHAREHOLDER PROPOSALS

     FCC expects to hold its next annual meeting of shareholders after the Merger in April 1999. Under SEC rules, proposals of FCC shareholders intended to be presented at that meeting must be received by FCC at its principal executive offices no later than the date specified in FCC's 1998 Annual Meeting Proxy Statement. In the event the Merger is not consummated, proposals of HFNC shareholders intended to be presented at the 1999 annual meeting of shareholders of HFNC must be received by HFNC at its principal executive offices no later than the date specified in HFNC's 1997 Annual Meeting Proxy Statement, 1998.

                                    EXPERTS

     The consolidated financial statements of FCC and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of HFNC incorporated in this Joint Proxy Statement by reference to the HFNC 1997 Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which expressed an unqualified opinion and included an explanatory paragraph referring to certain litigation discussed at Note 11, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    OPINIONS

     The legality of the shares of FCC Common Stock to be issued in the Merger will be passed upon by Alston & Bird LLP.

     Certain tax consequences of the transaction have been passed upon by Alston & Bird LLP, Washington, D.C. and Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.

                                                                      APPENDIX A

                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                              HFNC FINANCIAL CORP.

                                      AND

                           FIRST CHARTER CORPORATION


     DATED AS OF MAY 17, 1998 AND AMENDED AND RESTATED AS OF JULY 29, 1998

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
Parties..............................................................   A-6
Preamble.............................................................   A-6
ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER........................   A-6
  1.1    Merger......................................................   A-6
  1.2    Bank Merger.................................................   A-7
  1.3    Time and Place of Closing...................................   A-7
  1.4    Effective Time..............................................   A-7
  1.5    Execution of Stock Option Agreements........................   A-7
ARTICLE 2 -- TERMS OF MERGER.........................................   A-7
  2.1    Articles of Incorporation...................................   A-7
  2.2    Bylaws......................................................   A-7
  2.3    Directors and Officers......................................   A-7
ARTICLE 3 -- MANNER OF CONVERTING SHARES.............................   A-7
  3.1    Conversion of Shares........................................   A-7
  3.2    Anti-Dilution Provisions....................................   A-8
  3.3    Shares Held by HFNC or FCC..................................   A-8
  3.4    Fractional Shares...........................................   A-8
  3.5    Conversion of Stock Rights..................................   A-8
ARTICLE 4 -- EXCHANGE OF SHARES......................................   A-9
  4.1    Exchange Procedures.........................................   A-9
  4.2    Rights of Former HFNC Stockholders..........................  A-10
ARTICLE 5 -- REPRESENTATIONS AND WARRANTIES OF HFNC..................  A-10
  5.1    Organization, Standing, and Power...........................  A-10
  5.2    Authority; No Breach By Agreement...........................  A-10
  5.3    Capital Stock...............................................  A-11
  5.4    HFNC Subsidiaries...........................................  A-11
  5.5    SEC Filings; Financial Statements...........................  A-12
  5.6    Absence of Undisclosed Liabilities..........................  A-12
  5.7    Absence of Certain Changes or Events........................  A-12
  5.8    Tax Matters.................................................  A-13
  5.9    Assets......................................................  A-13
  5.10   Environmental Matters.......................................  A-14
  5.11   Compliance with Laws........................................  A-14
  5.12   Labor Relations.............................................  A-15
  5.13   Employee Benefit Plans......................................  A-15
  5.14   Material Contracts..........................................  A-17
  5.15   Legal Proceedings...........................................  A-17
  5.16   Reports.....................................................  A-17
  5.17   Statements True and Correct.................................  A-18
  5.18   Accounting, Tax, and Regulatory Matters.....................  A-18
  5.19   State Takeover Laws.........................................  A-18
  5.20   Charter Provisions..........................................  A-18
  5.21   Derivatives.................................................  A-18
  5.22   Year 2000...................................................  A-18
  5.23   Fairness Opinion............................................  A-18

                                                                       PAGE
                                                                       ----
ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF FCC...................  A-19
  6.1    Organization, Standing, and Power...........................  A-19
  6.2    Authority; No Breach By Agreement...........................  A-19
  6.3    Capital Stock...............................................  A-20
  6.4    FCC Subsidiaries............................................  A-20
  6.5    SEC Filings; Financial Statements...........................  A-20
  6.6    Absence of Undisclosed Liabilities..........................  A-21
  6.7    Absence of Certain Changes or Events........................  A-21
  6.8    Tax Matters.................................................  A-21
  6.9    Assets......................................................  A-22
  6.10   Environmental Matters.......................................  A-22
  6.11   Compliance with Laws........................................  A-23
  6.12   Labor Relations.............................................  A-23
  6.13   Legal Proceedings...........................................  A-24
  6.14   Reports.....................................................  A-24
  6.15   Statements True and Correct.................................  A-24
  6.16   Accounting, Tax, and Regulatory Matters.....................  A-24
  6.17   State Takeover Laws.........................................  A-24
  6.18   Charter Provisions..........................................  A-24
  6.19   Employee Benefit Plans......................................  A-24
  6.20   Derivatives.................................................  A-25
  6.21   Year 2000...................................................  A-25
  6.22   Fairness Opinion............................................  A-25
ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION................  A-25
  7.1    Affirmative Covenants of Both Parties.......................  A-25
  7.2    Negative Covenants of HFNC..................................  A-25
  7.3    Negative Covenants of FCC...................................  A-27
  7.4    Adverse Changes in Condition................................  A-27
  7.5    Reports.....................................................  A-28
ARTICLE 8 -- ADDITIONAL AGREEMENTS...................................  A-28
  8.1    Registration Statement; Joint Proxy Statement; Stockholder    A-28
         Approvals...................................................
  8.2    Exchange Listing............................................  A-28
  8.3    Applications................................................  A-28
  8.4    Filings with State Offices..................................  A-29
  8.5    Agreement as to Efforts to Consummate.......................  A-29
  8.6    Investigation and Confidentiality...........................  A-29
  8.7    Press Releases..............................................  A-29
  8.8    Certain Actions.............................................  A-29
  8.9    Accounting and Tax Treatment................................  A-30
  8.10   State Takeover Laws.........................................  A-30
  8.11   Charter Provisions..........................................  A-30
  8.12   Agreement of Affiliates.....................................  A-30
  8.13   Employee Benefits and Contracts.............................  A-30
  8.14   Indemnification.............................................  A-33
  8.15   Board and Management Matters................................  A-34
  8.16   Certain Modifications.......................................  A-34

                                                                       PAGE
                                                                       ----
ARTICLE 9  -- CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE......  A-35
  9.1    Conditions to Obligations of Each Party.....................  A-35
  9.2    Conditions to Obligations of FCC............................  A-36
  9.3    Conditions to Obligations of HFNC...........................  A-37
ARTICLE 10 -- TERMINATION............................................  A-37
  10.1   Termination.................................................  A-37
  10.2   Effect of Termination.......................................  A-40
  10.3   Non-Survival of Representations and Covenants...............  A-40
ARTICLE 11 -- MISCELLANEOUS..........................................  A-40
  11.1   Definitions.................................................  A-40
  11.2   Expenses....................................................  A-46
  11.3   Brokers and Finders.........................................  A-47
  11.4   Entire Agreement............................................  A-47
  11.5   Amendments..................................................  A-47
  11.6   Waivers.....................................................  A-47
  11.7   Assignment..................................................  A-48
  11.8   Notices.....................................................  A-48
  11.9   Governing Law...............................................  A-48
  11.10  Counterparts................................................  A-49
  11.11  Captions....................................................  A-49
  11.12  Interpretations.............................................  A-49
  11.13  Enforcement of Agreement....................................  A-49
  11.14  Severability................................................  A-49
Signatures...........................................................  A-50

                                LIST OF EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1.       Form of HFNC Stock Option Agreement.
  2.       Form of FCC Stock Option Agreement.
  3.       Form of Bank Plan Merger.
  4.       Form of HFNC Affiliate Agreement.
  5.       Form of FCC Affiliate Agreement.

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER


     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of May 17, 1998, and amended and restated as of July 29, 1998, by and between HFNC FINANCIAL CORP. ("HFNC"), a corporation organized and existing under the Laws of the State of North Carolina, with its principal office located in Charlotte, North Carolina; and FIRST CHARTER CORPORATION ("FCC"), a corporation organized and existing under the Laws of the State of North Carolina, with its principal office located in Concord, North Carolina.


                                    PREAMBLE

     The Boards of Directors of HFNC and FCC are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective stockholders. This Agreement provides for the merger (the "Merger") of HFNC with and into FCC. At the effective time of the Merger, the outstanding shares of the capital stock of HFNC shall be converted into shares of the common stock of FCC (except as provided herein). As a result, stockholders of HFNC shall become stockholders of FCC, and each of the subsidiaries of HFNC shall continue to conduct its business and operations as a subsidiary of FCC. The transactions described in this Agreement are subject to the approvals of the stockholders of HFNC, the stockholders of FCC, the Board of Governors of the Federal Reserve System, and certain state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger
(i) for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) for accounting purposes shall qualify for treatment as a pooling of interests.

     Immediately after the execution and delivery of this Agreement, (i) as a condition and inducement to FCC's willingness to enter into this Agreement, HFNC and FCC are entering into a stock option agreement (the "HFNC Stock Option Agreement"), in substantially the form of Exhibit 1, pursuant to which HFNC is granting to FCC an option to purchase shares of HFNC Common Stock and (ii) as a condition and inducement to HFNC's willingness to enter into this Agreement, HFNC and FCC are entering into a stock option agreement (the "FCC Stock Option Agreement," and, together with the HFNC Stock Option Agreement, the "Stock Option Agreements"), in substantially the form of Exhibit 2, pursuant to which FCC is granting to HFNC an option to purchase shares of FCC Common Stock.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, HFNC shall be merged with and into FCC in accordance with the provisions of Section 55-11-01 of the NCBCA and with the effect provided in
Section 55-11-06 of the NCBCA (the "Merger"). FCC shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of North Carolina. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of HFNC and FCC.

     1.2 Bank Merger. Subject to the terms and conditions of this Agreement and the Bank Plan of Merger, in substantially the form of Exhibit 3, at a time subsequent to the Effective Time designated by FCC, HFNC Bank shall be merged (the "Bank Merger") with and into FCC Bank pursuant to the provisions provided in 12 U.S.C. sec.sec. 1815(d) and 1828(c). FCC Bank shall be the Surviving Bank resulting from the Bank Merger and shall continue to be governed by the Laws of the United States. The Bank Merger shall be consummated pursuant to the terms of this Agreement and the Bank Plan of Merger, which will be approved and adopted by the respective Boards of Directors of HFNC Bank and FCC Bank at the first regularly-scheduled meetings of such Boards of Directors following the date of this Agreement.

     1.3 Time and Place of Closing. The closing of the Merger (the "Closing") shall take place at 9:00 A.M. on the date that the Effective Time occurs (or on the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at such location as may be mutually agreed upon by the Parties.

     1.4 Effective Time. The Merger and the other transactions contemplated by this Agreement shall become effective on the date and at the time the Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of North Carolina (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on or before the 15th business day (as designated by FCC) following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the stockholders of FCC and HFNC approve the matters relating to this Agreement required to be approved by such stockholders by applicable Law.

     1.5 Execution of Stock Option Agreements. Immediately after the execution of this Agreement and as conditions hereto, HFNC is executing and delivering to FCC the HFNC Stock Option Agreement and FCC is executing and delivering to HFNC the FCC Stock Option Agreement.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Articles of Incorporation. The Amended and Restated Articles of Incorporation of FCC in effect immediately prior to the Effective Time shall be the Amended and Restated Articles of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 Bylaws. The Bylaws of FCC in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 Directors and Officers. The directors of FCC in office immediately prior to the Effective Time, together with such additional individuals elected in accordance with the terms of Section 8.15 of this Agreement shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of FCC in office immediately prior to the Effective Time, together with such additional officers of HFNC as thereafter elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of FCC or HFNC, or the stockholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

          (a) each share of FCC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time; and

          (b) each share of HFNC Common Stock (excluding shares held by any HFNC Company or any FCC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into .57 of a share of FCC Common Stock (subject to adjustment pursuant to Section 10.1(g) of this Agreement, the "Exchange Ratio").

     3.2 Anti-Dilution Provisions. In the event HFNC changes the number of shares of HFNC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, exchange of shares, or similar transaction with respect to such stock, the Exchange Ratio shall be proportionately adjusted. In the event FCC changes the number of shares of FCC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, exchange of shares, or similar transaction with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split, reclassification, exchange of shares, or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Shares Held by HFNC or FCC. Each of the shares of HFNC Common Stock held by any HFNC Company or by any FCC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of HFNC Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of FCC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FCC Common Stock multiplied by the market value of one share of FCC Common Stock at the Effective Time. The market value of one share of FCC Common Stock at the Effective Time shall be the last sale price of FCC Common Stock on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by FCC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

     3.5  Conversion of Stock Rights.

     (a) At the Effective Time, each award, option, or other right to purchase or acquire shares of HFNC Common Stock pursuant to stock options, stock appreciation rights, or stock awards ("HFNC Rights") granted by HFNC under the HFNC Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become Rights with respect to FCC Common Stock, and FCC shall assume each HFNC Right, in accordance with the terms of the HFNC Stock Plan and stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) FCC and its Compensation Committee shall be substituted for HFNC and the Committee of HFNC's Board of Directors (including, if applicable, the entire Board of Directors of HFNC) administering such HFNC Stock Plan, (ii) each HFNC Right assumed by FCC may be exercised solely for shares of FCC Common Stock (or cash in the case of stock appreciation rights), (iii) the number of shares of FCC Common Stock subject to such HFNC Right shall be equal to the number of shares of HFNC Common Stock subject to such HFNC Right immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price (or similar threshold price, in the case of stock awards) under each such HFNC Right shall be adjusted by dividing the per share exercise (or threshold) price under each such HFNC Right by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause (iii) of the preceding sentence, FCC shall not be obligated to issue any fraction of a share of FCC Common Stock upon exercise of HFNC Rights and any fraction of a share of FCC Common Stock that otherwise would be subject to a converted HFNC Right shall represent the right to receive a cash payment equal to the product of such fraction and the difference between the market value of one share of FCC Common Stock and the adjusted per share exercise price of such Right. The market value of one share of FCC Common Stock shall be the last sale price of FCC Common Stock on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by FCC) on the last trading day preceding the Effective Time. In addition, notwithstanding the provisions of clauses (iii) and (iv) of the first sentence and the second sentence of this Section 3.5(a), each HFNC Right which is an "incentive stock option" shall be adjusted as required by

Section 424 of the Internal Revenue Code, so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. FCC agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.5(a).

     (b) Within 30 days after the Effective Time, FCC shall deliver to the participants in each HFNC Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants pursuant to such HFNC Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) after giving effect to the Merger), and FCC shall comply with the terms of each HFNC Stock Plan to ensure, to the extent required by, and subject to the provisions of, such HFNC Stock Plan, that HFNC Rights which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, FCC shall take all corporate action necessary to reserve for issuance sufficient shares of FCC Common Stock for delivery upon exercise of HFNC Rights assumed by it in accordance with this Section 3.5. Within 30 days after the Effective Time, FCC shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of FCC Common Stock subject to the HFNC Rights assumed by FCC in accordance with this Section 3.5 and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein), as well as comply with any applicable state securities or "blue sky" laws, for so long as such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, FCC shall administer the HFNC Stock Plan assumed pursuant to this Section 3.5 in a manner that complies with Rule 16b-3 promulgated under the 1934 Act.

     (c) All restrictions or limitations on transfer with respect to HFNC Common Stock awarded under the HFNC Stock Plans or any other plan, program, or arrangement of any HFNC Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect with respect to shares of FCC Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, FCC and HFNC shall cause the exchange agent selected by FCC (the "Exchange Agent") to mail to the former stockholders of HFNC appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of HFNC Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of HFNC Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of HFNC Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of FCC Common Stock to which such holder may be otherwise entitled (without interest). FCC shall not be obligated to deliver the consideration to which any former holder of HFNC Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of HFNC Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of HFNC Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation nor the Exchange Agent shall be liable to a holder of HFNC Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 Rights of Former HFNC Stockholders. At the Effective Time, the stock transfer books of HFNC shall be closed as to holders of HFNC Common Stock immediately prior to the Effective Time and no transfer of HFNC Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of HFNC Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by HFNC in respect of such shares of HFNC Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of HFNC shall be entitled to vote after the Effective Time at any meeting of FCC stockholders the number of whole shares of FCC Common Stock into which their respective shares of HFNC Common Stock are converted, regardless of whether such holders have exchanged their certificates representing HFNC Common Stock for certificates representing FCC Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by FCC on the FCC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of FCC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of HFNC Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in
Section 4.1 of this Agreement. However, upon surrender of such HFNC Common Stock certificate, the FCC Common Stock certificate, together with all undelivered dividends or other distributions (without interest) and any cash payments to be paid for fractional share interests (without interest), shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5

                     REPRESENTATIONS AND WARRANTIES OF HFNC

     Except as set forth in the HFNC Disclosure Memorandum, HFNC hereby represents and warrants to FCC as follows:

     5.1 Organization, Standing, and Power. HFNC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of North Carolina, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. HFNC is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC.

     5.2  Authority; No Breach By Agreement.

     (a) HFNC has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of HFNC, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of HFNC Common Stock, which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by HFNC. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of HFNC, enforceable against HFNC in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by HFNC, nor the consummation by HFNC of the transactions contemplated hereby, nor compliance by HFNC with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of HFNC's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any HFNC Company under, any Contract or Permit of any HFNC Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any HFNC Company or any of their respective Material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by HFNC of the Merger and the other transactions contemplated in this Agreement.

     5.3  Capital Stock.

     (a) The authorized capital stock of HFNC consists, as of the date of this Agreement, of (i) 25,000,000 shares of HFNC Common Stock, of which 17,192,500 shares are issued and outstanding as of the date of this Agreement and not more than 18,738,000 shares will be issued and outstanding at the Effective Time, and
(ii) 5,000,000 shares of HFNC Preferred Stock, of which no shares are issued and outstanding as of the date of this Agreement and no shares will be issued and outstanding as of the Effective Time. All of the issued and outstanding shares of HFNC Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable under the NCBCA. None of the outstanding shares of HFNC Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of HFNC.

     (b) Except as set forth in Section 5.3(a) of this Agreement or Section 5.3(b) of the HFNC Disclosure Memorandum, or as provided pursuant to the HFNC Stock Option Agreement, there are no shares of capital stock or other equity securities of HFNC outstanding and no outstanding Rights relating to the capital stock of HFNC.

     5.4 HFNC Subsidiaries. HFNC has disclosed in Section 5.4 of the HFNC Disclosure Memorandum all of the HFNC Subsidiaries as of the date of this Agreement. HFNC or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each HFNC Subsidiary. No equity securities of any HFNC Subsidiary are or may become required to be issued (other than to another HFNC Company) by reason of any Rights, and there are no Contracts by which any HFNC Subsidiary is bound to issue (other than to another HFNC Company) additional shares of its capital stock or Rights or by which any HFNC Company is or may be bound to transfer any shares of the capital stock of any HFNC Subsidiary (other than to another HFNC Company). There are no Contracts relating to the rights of any HFNC Company to vote or to dispose of any shares of the capital stock of any HFNC Subsidiary. All of the shares of capital stock of each HFNC Subsidiary held by a HFNC Company are duly authorized, validly issued, and fully paid and, except as provided in statutes pursuant to which depository institution Subsidiaries are organized, nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the HFNC Company free and clear of any Lien. Each HFNC Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each HFNC Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material

Adverse Effect on HFNC. Each HFNC Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

     5.5  SEC Filings; Financial Statements.

     (a) HFNC has filed and made available to FCC all forms, reports, and documents required to be filed by HFNC with the SEC since December 31, 1994 (collectively, the "HFNC SEC Reports"). The HFNC SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such HFNC SEC Reports or necessary in order to make the statements in such HFNC SEC Reports, in light of the circumstances under which they were made, not misleading. None of HFNC's Subsidiaries is required to file any forms, reports, or other documents with the SEC.

     (b) Each of the HFNC Financial Statements (including, in each case, any related notes) contained in the HFNC SEC Reports, including any HFNC SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements, or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of HFNC and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

     5.6 Absence of Undisclosed Liabilities. No HFNC Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC, except Liabilities which are accrued or reserved against in the consolidated balance sheets of HFNC as of March 31, 1998, included in the HFNC Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to March 31, 1998. No HFNC Company has incurred or paid any Liability since March 31, 1998, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC.

     5.7 Absence of Certain Changes or Events. Since March 31, 1998, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC, and (ii) the HFNC Companies have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

     5.8  Tax Matters.

     (a) All Tax Returns required to be filed by or on behalf of any of the HFNC Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1997, and, to the Knowledge of HFNC, all Tax Returns filed are complete and accurate in all Material respects. All Tax Returns for periods ending on or before the date of the most recent fiscal year end immediately preceding the Effective Time will be timely filed or requests for extensions will be timely filed. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on HFNC, except to the extent reserved against in the HFNC Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

     (b) None of the HFNC Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

     (c) Adequate provision for any Taxes due or to become due for any of the HFNC Companies for the period or periods through and including the date of the respective HFNC Financial Statements has been made and is reflected on such HFNC Financial Statements.

     (d) Each of the HFNC Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC.

     (e) None of the HFNC Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

     (f) There are no Material Liens with respect to Taxes upon any of the Assets of the HFNC Companies.

     (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the HFNC Companies that occurred during or after any Taxable Period in which the HFNC Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1997.

     (h) No HFNC Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

     (i) After the date of this Agreement, no Material election with respect to Taxes will be made without the prior consent of FCC, which consent will not be unreasonably withheld.

     (j) No HFNC Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9 Assets. The HFNC Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets. All tangible properties used in the businesses of the HFNC Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with HFNC's past practices. All Assets which are Material to HFNC's business on a consolidated basis, held under leases or subleases by any of the HFNC Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The HFNC Companies currently maintain insurance in amounts, scope, and coverage reasonably necessary for their operations. None of the HFNC Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. The Assets of the HFNC Companies include all Assets required to operate the business of the HFNC Companies as presently conducted.

     5.10  Environmental Matters.

     (a) To the Knowledge of HFNC, each HFNC Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except those violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC.

     (b) There is no Litigation pending or, to the Knowledge of HFNC, threatened before any court, governmental agency, or authority, or other forum in which any HFNC Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any HFNC Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC.

     (c) There is no Litigation pending, or to the Knowledge of HFNC, threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or HFNC in respect of such Loan Property) has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC.

     (d) To the Knowledge of HFNC, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC.

     (e) To the Knowledge of HFNC, during the period of (i) any HFNC Company's ownership or operation of any of their respective current properties, (ii) any HFNC Company's participation in the management of any Participation Facility, or
(iii) any HFNC Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material in, on, under, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC. Prior to the period of (i) any HFNC Company's ownership or operation of any of their respective current properties, (ii) any HFNC Company's participation in the management of any Participation Facility, or (iii) any HFNC Company's holding of a security interest in a Loan Property, to the Knowledge of HFNC, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC.

     5.11 Compliance with Laws. HFNC is duly registered as a savings and loan holding company under the HOLA. Each HFNC Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC. None of the HFNC Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any HFNC Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC, or (iii) requiring any HFNC Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     5.12 Labor Relations. No HFNC Company is the subject of any Litigation asserting that it or any other HFNC Company has committed an unfair labor practice (within the meaning of the National Labor

Relations Act or comparable state Law) or seeking to compel it or any other HFNC Company to bargain with any labor organization as to wages or conditions of employment, nor is any HFNC Company a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any HFNC Company, pending or threatened, or to the Knowledge of HFNC, is there any activity involving any HFNC Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.13  Employee Benefit Plans.

     (a) HFNC has disclosed to FCC in writing prior to the execution of the Agreement and in Section 5.13 of the HFNC Disclosure Memorandum, and has delivered or made available to FCC prior to the execution of this Agreement correct and complete copies in each case of, all Material HFNC Benefits Plans. For purposes of this Agreement, "HFNC Benefit Plans" means all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" as that term is defined in Section 3(3) of ERISA maintained by, sponsored in whole or in part by, or contributed to by, any HFNC Company for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate. Any of the HFNC Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(l) of ERISA, or an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "HFNC ERISA Plan." Any HFNC ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code or Section 3(35) of ERISA) is referred to herein as a "HFNC Pension Plan." Neither HFNC nor any HFNC Company has an "obligation to contribute" (as defined in ERISA
Section 4212) to a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)). Each "employee pension benefit plan," as defined in Section 3(2) of ERISA, ever maintained by any HFNC Company that was intended to qualify under
Section 401(a) of the Internal Revenue Code and with respect to which any HFNC Company has any Liability, is disclosed as such in Section 5.13 of the HFNC Disclosure Memorandum.

     (b) HFNC has delivered or made available to FCC prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such HFNC Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such HFNC Benefit Plans or amendments, all determination letters, Material rulings, Material opinion letters, Material information letters, or Material advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1994, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any HFNC Benefit Plan with respect to the most recent plan year, and (iv) the most recent summary plan descriptions and any Material modifications thereto.

     (c) All HFNC Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC. Each HFNC ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and HFNC is not aware of any circumstances which will or could reasonably result in revocation of any such favorable determination letter. Each trust created under any HFNC ERISA Plan has been determined to be exempt from Tax under Section 501(a) of the Internal Revenue Code and HFNC is not aware of any circumstance which will or could reasonably result in revocation of such exemption. With respect to each HFNC Benefit Plan to the Knowledge of HFNC, no event has occurred which will or could reasonably give rise to a loss of any intended Tax consequences under the Internal Revenue Code or to any Tax under Section 511 of the Internal Revenue Code that is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on HFNC. There is no Material pending or, to the Knowledge of HFNC, threatened Litigation relating to any HFNC ERISA Plan.

     (d) No HFNC Company has engaged in a transaction with respect to any HFNC Benefit Plan that, assuming the Taxable Period of such transaction expired as of the date of this Agreement, would subject any HFNC Company to a Material tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC. Neither HFNC nor any administrator or fiduciary of any HFNC Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner which could subject HFNC to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA, where such Liability, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on HFNC. No oral or written representation or communication with respect to any aspect of the HFNC Benefit Plans has been made to employees of any HFNC Company which is not in accordance with the written or otherwise preexisting terms and provisions of such plans, where any Liability with respect to such representation or disclosure is reasonably likely to have a Material Adverse Effect on HFNC.

     (e) Since the date of the most recent actuarial valuation, there has been
(i) no Material change in the financial position or funded status of any HFNC Pension Plan, (ii) no change in the actuarial assumptions with respect to any HFNC Pension Plan, and (iii) no increase in benefits under any HFNC Pension Plan as a result of plan amendments or changes in applicable Law, any of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC. Neither any HFNC Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any HFNC Company, or the single-employer plan of any entity which is considered one employer with HFNC under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (a "HFNC ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA. All contributions with respect to a HFNC Pension Plan or any single-employer plan of a HFNC ERISA Affiliate have or will be timely made and there is no lien or expected to be a lien under Internal Revenue Code Section 412(n) or ERISA
Section 302(f) or Tax under Internal Revenue Code Section 4971. No HFNC Company has provided, or is required to provide, security to a HFNC Pension Plan or to any single-employer plan of a HFNC ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code. All premiums required to be paid under ERISA Section 4006 have been timely paid by HFNC, except to the extent any failure would not have a Material Adverse Effect on HFNC.

     (f) No Liability under Title IV of ERISA has been or is expected to be incurred by any HFNC Company with respect to any defined benefit plan currently or formerly maintained by any of them or by any HFNC ERISA Affiliate that has not been satisfied in full (other than Liability for Pension Benefit Guaranty Corporation premiums, which have been paid when due, except to the extent any failure would not have a Material Adverse Effect on HFNC).

     (g) No HFNC Company has any obligations for retiree health and retiree life benefits under any of the HFNC Benefit Plans other than with respect to benefit coverage mandated by applicable Law.

     (h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, by themselves, (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any HFNC Company from any HFNC Company under any HFNC Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any HFNC Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

     5.14 Material Contracts. None of the HFNC Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $75,000, (ii) any Contract relating to the borrowing of money by any HFNC Company or the guarantee by any HFNC Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by HFNC with the SEC as of the date of this Agreement that has not been filed as an exhibit to HFNC's Form 10-K filed for the fiscal year ended June 30, 1997, or in another SEC Document and identified to FCC (together with all Contracts referred to in Sections 5.9 and 5.13(a) of this Agreement, the "HFNC Contracts"). With respect to each HFNC Contract: (i) the Contract is in full force and effect; (ii) no HFNC Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC; (iii) no HFNC Company has repudiated or waived any Material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of HFNC, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC, or has repudiated or waived any Material provision thereunder. Except for Federal Home Loan Bank advances, all of the indebtedness of any HFNC Company for money borrowed is prepayable at any time by such HFNC Company without penalty or premium.

     5.15  Legal Proceedings.

     (a) There is no Litigation instituted or pending, or, to the Knowledge of HFNC, threatened against any HFNC Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any HFNC Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC.

     (b) Section 5.15(b) of the HFNC Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any HFNC Company is a party and which names a HFNC Company as a defendant or cross-defendant and where the maximum exposure is estimated to be $50,000 or more.

     5.16 Reports. Since January 1, 1995, or the date of organization if later, each HFNC Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on HFNC. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.

     5.17 Statements True and Correct. None of the information supplied or to be supplied by any HFNC Company or any Affiliate thereof regarding HFNC or such Affiliate for inclusion in the Registration Statement to be filed by FCC with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any HFNC Company or any Affiliate thereof for inclusion in the Joint Proxy Statement to be mailed to FCC's and HFNC's stockholders in connection with the Stockholders' Meetings will, when first mailed to the stockholders of FCC and HFNC, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meetings, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meetings. All documents that any HFNC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     5.18 Accounting, Tax, and Regulatory Matters. No HFNC Company or, to HFNC's Knowledge, any Affiliate thereof has taken or agreed to take any action, and HFNC has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the

Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

     5.19 State Takeover Laws. Each HFNC Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable "moratorium," "control share," "fair price," "business combination," or other anti-takeover laws and regulations of the State of North Carolina (collectively, "Takeover Laws").

     5.20 Charter Provisions. Each HFNC Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any HFNC Company or restrict or impair the ability of FCC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any HFNC Company that may be directly or indirectly acquired or controlled by it.

     5.21 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for HFNC's own account, or for the account of one or more the HFNC Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

     5.22 Year 2000. HFNC has disclosed to FCC a complete and accurate copy of HFNC's plan, including an estimate of the anticipated associated costs, for implementing modifications to HFNC's hardware, software, and computer systems, chips, and microprocessors, to ensure proper execution and accurate processing of all date-related data, whether from years in the same century or in different centuries. Between the date of this Agreement and the Effective Time, HFNC shall endeavor to continue its efforts to implement such plan.

     5.23 Fairness Opinion. HFNC has received a written opinion of Sandler O'Neill & Partners L.P. to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to the holders of HFNC Common Stock.

                                   ARTICLE 6

                     REPRESENTATIONS AND WARRANTIES OF FCC

     Except as set forth in the FCC Disclosure Memorandum, FCC hereby represents and warrants to HFNC as follows:

     6.1 Organization, Standing, and Power. FCC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of North Carolina, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. FCC is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC.

     6.2  Authority; No Breach By Agreement.

     (a) FCC has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of FCC, subject to the approval of this Agreement and the issuance of the shares of FCC Common Stock pursuant to the Merger by the holders of a majority of the outstanding shares of FCC Common Stock, which is the only stockholder vote required for the consummation of the Merger by FCC. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of FCC, enforceable against FCC in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by FCC, nor the consummation by FCC of the transactions contemplated hereby, nor compliance by FCC with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of FCC's Amended and Restated Articles of Incorporation or Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FCC Company under, any Contract or Permit of any FCC Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any FCC Company or any of their respective Material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by FCC of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. The authorized capital stock of FCC consists, as of the date of this Agreement, of 25,000,000 shares of FCC Common Stock, of which 9,346,611 shares were issued and outstanding as of May 15, 1998. All of the issued and outstanding shares of FCC Common Stock are, and all of the shares of FCC Common Stock to be issued in exchange for shares of HFNC Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the NCBCA. None of the outstanding shares of FCC Common Stock has been, and none of the shares of FCC Common Stock to be issued in exchange for shares of HFNC Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of FCC.

     6.4 FCC Subsidiaries. FCC has disclosed in Section 6.4 of the FCC Disclosure Memorandum all of the FCC Subsidiaries as of the date of this Agreement. FCC or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each FCC Subsidiary. No equity securities of any FCC Subsidiary are or may become required to be issued (other than to another FCC Company) by reason of any Rights, and there are no Contracts by which any FCC Subsidiary is bound to issue (other than to another FCC Company) additional shares of its capital stock or Rights or by which any FCC Company is or may be bound to transfer any shares of the capital stock of any FCC Subsidiary (other than to another FCC Company). There are no Contracts relating to the rights of any FCC Company to vote or to dispose of any shares of the capital stock of any FCC Subsidiary. All of the shares of capital stock of each FCC Subsidiary held by a FCC Company are fully paid and, except as provided in statutes pursuant to which depository institution Subsidiaries are organized, nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the FCC Company free and clear of any Lien. Each FCC Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each FCC Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC. Each FCC Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

     6.5  SEC Filings; Financial Statements.

     (a) FCC has filed and made available to HFNC all forms, reports, and documents required to be filed by FCC with the SEC since December 31, 1994 (collectively, the "FCC SEC Reports"). The FCC SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such FCC SEC Reports or necessary in order to make the statements in such FCC SEC Reports, in light of the circumstances under which they were made, not misleading. Except for FCC Subsidiaries that are registered as a broker, dealer, or investment advisor or filings required due to fiduciary holdings of the FCC Subsidiaries, none of FCC Subsidiaries is required to file any forms, reports, or other documents with the SEC.

     (b) Each of the FCC Financial Statements (including, in each case, any related notes) contained in the FCC SEC Reports, including any FCC SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of FCC and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

     6.6 Absence of Undisclosed Liabilities. No FCC Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC, except Liabilities which are accrued or reserved against in the consolidated balance sheets of FCC as of March 31, 1998, included in the FCC Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to March 31, 1998. No FCC Company has incurred or paid any Liability since March 31, 1998, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC.

     6.7 Absence of Certain Changes or Events. Since March 31, 1998, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC, and (ii) the FCC Companies have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

     6.8  Tax Matters.

     (a) All Tax Returns required to be filed by or on behalf of any of the FCC Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1997, and, to the Knowledge of FCC, all Tax Returns filed are complete and accurate in all Material respects. All Tax Returns for periods ending on or before the date of the most recent fiscal year end immediately preceding the Effective Time will be timely filed or requests for extensions will be timely filed. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on FCC, except to the extent reserved against in the FCC Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

     (b) None of the FCC Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

     (c) Adequate provision for any Taxes due or to become due for any of the FCC Companies for the period or periods through and including the date of the respective FCC Financial Statements has been made and is reflected on such FCC Financial Statements.

     (d) Each of the FCC Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC.

     (e) None of the FCC Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

     (f) There are no Material Liens with respect to Taxes upon any of the Assets of the FCC Companies.

     (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the FCC Companies that occurred during or after any Taxable Period in which the FCC Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1997.

     (h) No FCC Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

     (i) After the date of this Agreement, no Material election with respect to Taxes will be made without the prior consent of HFNC, which consent will not be unreasonably withheld.

     (j) No FCC Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     6.9 Assets. The FCC Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets. All tangible properties used in the businesses of the FCC Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with FCC's past practices. All Assets which are Material to FCC's business on a consolidated basis, held under leases or subleases by any of the FCC Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The FCC Companies currently maintain insurance similar in amounts, scope, and coverage reasonably necessary for their operations. None of the FCC Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. The Assets of the FCC Companies include all Assets required to operate the business of the FCC Companies as presently conducted.

     6.10  Environmental Matters.

     (a) To the Knowledge of FCC, each FCC Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except those violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC.

     (b) There is no Litigation pending or, to the Knowledge of FCC, threatened before any court, governmental agency, or authority, or other forum in which any FCC Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any FCC Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC.

     (c) There is no Litigation pending or, to the Knowledge of FCC, threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or FCC in respect of such Loan Property) has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC.

     (d) To the Knowledge of FCC, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC.

     (e) To the Knowledge of FCC, during the period of (i) any FCC Company's ownership or operation of any of their respective current properties, (ii) any FCC Company's participation in the management of any Participation Facility, or
(iii) any FCC Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material in, on, under, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC. Prior to the period of (i) any FCC Company's ownership or operation of any of their respective current properties, (ii) any FCC Company's participation in the management of any Participation Facility, or (iii) any FCC Company's holding of a security interest in a Loan Property, to the Knowledge of FCC, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC.

     6.11 Compliance with Laws. FCC is duly registered as a bank holding company under the BHC Act. Each FCC Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC. None of the FCC Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any FCC Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC, or (iii) requiring any FCC Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     6.12 Labor Relations. No FCC Company is the subject of any Litigation asserting that it or any other FCC Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other FCC Company to bargain with any labor organization as to wages or conditions of employment, nor is any FCC Company a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any FCC Company, pending or threatened, or to the Knowledge of FCC, is there any activity involving any FCC Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     6.13 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of FCC, threatened against any FCC Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any FCC Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC.

     6.14 Reports. Since January 1, 1995, or the date of organization if later, each FCC Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.

     6.15 Statements True and Correct. None of the information supplied or to be supplied by any FCC Company or any Affiliate thereof regarding FCC or such Affiliate for inclusion in the Registration Statement to be filed by FCC with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any FCC Company or any Affiliate thereof for inclusion in the Joint Proxy Statement to be mailed to HFNC's and FCC's stockholders in connection with the Stockholders' Meetings, will, when first mailed to the stockholders of HFNC and FCC, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meetings, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meetings. All documents that any FCC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     6.16 Accounting, Tax, and Regulatory Matters. No FCC Company or, to FCC's Knowledge, any Affiliate thereof has taken or agreed to take any action, and FCC has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

     6.17 State Takeover Laws. Each FCC Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable Takeover Laws.

     6.18 Charter Provisions. Each FCC Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any FCC Company.

     6.19 Employee Benefit Plans. All FCC Plans have complied with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCC. For purposes of this Agreement, the term "FCC Plan" means each bonus, incentive compensation, severance pay, medical or other insurance program, retirement plan, or other employee benefit plan program, agreement, or arrangement sponsored, maintained, or contributed to by FCC or any trade or business, whether or not incorporated, that together with FCC or any of its Subsidiaries would be deemed a "single employer" under Section 414 of the Internal Revenue Code (a "FCC ERISA Affiliate") or under which FCC or any FCC ERISA Affiliate has any Liability or obligation. No Liability under Title IV of ERISA has been incurred by FCC or any FCC ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a Material risk to FCC or any FCC ERISA Affiliate of incurring any such Liability. With respect to any FCC Plan that is subject to Title IV of ERISA, full payment has been made, or will be made in accordance with Section 404(a)(6) of the Internal Revenue Code, of all amounts that FCC or any FCC ERISA Affiliate is required to pay under Section 412 of the Internal Revenue Code or under the terms of the FCC Plans, and no accumulated funding deficiency (within the meaning of Section 412 of the Internal Revenue
Code) exists with respect to any FCC Plan. There are no Material actions, suits, or claims pending, or, to the Knowledge of FCC, threatened or anticipated relating to any FCC Plan. There has been no Material adverse change in the financial position or funded status of any FCC Plan that is subject to Title IV of ERISA since the date of the information relating to the financial position and funded status of each such plan contained in the most recent FCC Form 10-K filed with the SEC.

     6.20 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for FCC's own account, or for the account of one or more the FCC Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

     6.21 Year 2000. FCC has disclosed to HFNC a complete and accurate copy of FCC's plan, including an estimate of the anticipated associated costs, for implementing modifications to FCC's hardware, software, and computer systems, chips, and microprocessors, to ensure proper execution and accurate processing of all date-related data, whether from years in the same century or in different centuries. Between the date of this Agreement and the Effective Time, FCC shall endeavor to continue its efforts to implement such plan.

     6.22 Fairness Opinion. FCC has received a written opinion of Wheat First Securities, Inc. to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to the holders of FCC Common Stock.

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of Both Parties. Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use its reasonable efforts to maintain its current employee relationships, and (iv) take no action which would (a) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement, or (b) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

     7.2 Negative Covenants of HFNC. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, HFNC covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer or chief financial officer of FCC, which consent shall not be unreasonably withheld:

          (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any HFNC Company, or

          (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness of a HFNC Company to another HFNC Company) in excess of an aggregate of $500,000 (for the HFNC Companies on a consolidated basis), except in the ordinary course of the business consistent with past practices (which shall include, for HFNC Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Material Asset of any HFNC Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, Federal Home Loan Bank advances, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the HFNC Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any HFNC Company, or declare or pay any dividend or make any other distribution in respect of HFNC's capital stock, provided that (i) HFNC may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay regular quarterly cash dividends on the shares of HFNC Common Stock at a rate of $.08 per share with usual and regular record and payment dates in accordance with past practice as disclosed in Section 7.2(c) of the HFNC Disclosure Memorandum and such dates may not be changed without the prior written consent of FCC, and (ii) nothing contained in this Section 7.2(c) shall be deemed to affect the ability of a HFNC Subsidiary to pay dividends on its capital stock to HFNC; provided, that, notwithstanding the provisions of Section 1.3 of this Agreement, the Parties shall cooperate in selecting the Effective Time to ensure that, with respect to the quarterly period in which the Effective Time occurs, the holders of HFNC Common Stock do not receive both a dividend in respect of their HFNC Common Stock and a dividend in respect of FCC Common Stock or fail to receive any dividend; or

          (d) except for this Agreement, or pursuant to the HFNC Stock Option Agreement or pursuant to the exercise of Rights outstanding as of the date of this Agreement and pursuant to the terms thereof in existence on the date of this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of HFNC Common Stock or any other capital stock of any HFNC Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

          (e) adjust, split, combine, or reclassify any capital stock of any HFNC Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of HFNC Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any HFNC Subsidiary (unless any such shares of stock are sold or otherwise transferred to another HFNC Company) or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly-owned HFNC Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or

     (iii) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

          (g) grant any increase in compensation or benefits to the employees or officers of any HFNC Company, except (i) as required by Law and (ii) increases in compensation to employees in the ordinary course of business consistent with past practices, pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement or as set forth in Section 8.13(f) of this Agreement; enter into or amend any severance agreements with officers of any HFNC Company; grant any increase in fees or other increases in compensation or other benefits to directors of any HFNC Company; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

          (h) enter into or amend any employment Contract between any HFNC Company and any Person (unless such amendment is required by Law) that the HFNC Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered or as required by Law), at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any HFNC Company or make any Material change in or to any existing employee benefit plans of any HFNC Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any Litigation other than as necessary for the prudent operation of its business or settle any Litigation involving any Liability of any HFNC Company for Material money damages or restrictions upon the operations of any HFNC Company; or

          (l) except in the ordinary course of business, modify, amend, or terminate any Material Contract or waive, release, compromise, or assign any Material rights or claims.

     7.3 Negative Covenants of FCC. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FCC covenants and agrees that it will not do or agree to commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer or chief financial officer of HFNC, which consent shall not be unreasonably withheld:

          (a) declare or pay any dividend or make any other distribution in respect of the FCC Common Stock, except for regular quarterly cash dividends at a rate not in excess of $.15 per share of FCC Common Stock, provided, however, that nothing contained herein shall be deemed to affect the ability of a FCC Subsidiary to pay dividends on its capital stock to FCC; or

          (b) amend its Amended and Restated Articles of Incorporation or Bylaws in a manner which would adversely affect in any manner the terms of the FCC Common Stock or the ability of FCC to consummate the transactions contemplated hereby; or

          (c) make any acquisition (including an acquisition of branch offices and related deposit liabilities) that could affect the ability of FCC to consummate the transactions contemplated hereby in a reasonably timely manner.

     7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a Material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not Material). As of their respective dates, such reports filed with the SEC will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1  Registration Statement; Joint Proxy Statement; Stockholder
Approvals. As soon as reasonably practicable after execution of this Agreement, FCC shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of FCC Common Stock upon consummation of the Merger. HFNC shall furnish all information concerning it and the holders of its capital stock as FCC may reasonably request in connection with such action. HFNC shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement, the Merger, and such other related matters as it deems appropriate. FCC shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement, the Merger, and the issuance of shares of FCC Common Stock pursuant to the Merger and such other related matters as it deems appropriate. In connection with the Stockholders' Meetings, (i) FCC and HFNC shall prepare and file with the SEC a Joint Proxy Statement and mail such Joint Proxy Statement to their respective stockholders,
(ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Joint Proxy Statement,
(iii) the Boards of Directors of FCC and HFNC shall recommend to their respective stockholders the approval of the matters submitted for approval, and
(iv) the Boards of Directors and officers of FCC and HFNC shall use their reasonable efforts to obtain such stockholders' approvals, provided that each of FCC and HFNC may withdraw, modify, or change in an adverse manner to the other Party its recommendations if the Board of Directors of such Party, after having consulted with and based upon the advice of outside counsel, determines in good faith that the failure to so withdraw, modify, or change its recommendation could constitute a breach of the fiduciary duties of such Party's Board of Directors under applicable Law. In addition, nothing in this Section 8.1 or elsewhere in this Agreement shall prohibit accurate disclosure by either Party of information that is required to be disclosed in the Registration Statement or the Joint Proxy Statement or in any other document required to be filed with the SEC (including, without limitation, a Solicitation/Recommendation Statement on Schedule 14D-9) or otherwise required to be publicly disclosed by applicable Law or regulations or rules of the NASD.

     8.2 Exchange Listing. FCC shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq NMS, subject to official notice of issuance, the shares of FCC Common Stock to be issued to the holders of HFNC Common Stock pursuant to the Merger.

     8.3 Applications. FCC shall promptly prepare and file, and HFNC shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

     8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, HFNC and FCC shall execute and FCC shall file the Articles of Merger with the Secretary of State of the State of North Carolina in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6  Investigation and Confidentiality.

     (a) Prior to the Effective Time, each Party shall keep the other Party advised of all Material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     (c) Each Party agrees to give the other Party written notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, a Material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

     (d) Neither Party nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty, or agreement entered into prior to the date of this Agreement. The Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

     8.7 Press Releases. Prior to the Effective Time, FCC and HFNC shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, no Party nor any Affiliate thereof nor any Representatives thereof retained by a Party shall directly or indirectly solicit or engage in negotiations concerning any Acquisition Proposal, or provide any confidential information or assistance to, or have any discussions with, any Person with respect to an Acquisition Proposal. Notwithstanding the foregoing, a Party may, and may authorize and permit its Representatives to, provide Persons with confidential information, have discussions or negotiations with, or otherwise facilitate an effort or attempt by such Person to make or implement an Acquisition Proposal not solicited in violation of this Agreement if the Party's Board of Directors, after having consulted with, and based upon the advice of, outside counsel, determines in good faith that the failure to take such actions could constitute a breach of the fiduciary duties of the Party's Board of Directors under applicable Law; provided, that such Party shall promptly advise the other Party following the receipt of any Acquisition Proposal and the Material details thereof. Nothing contained in this Section 8.8 shall prohibit the Board of Directors of a Party from complying with Rule 14e-2, promulgated under the 1934 Act. Each Party shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause of all its Representatives not to engage in any of the foregoing.

     8.9 Accounting and Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a pooling of interests for accounting purposes or as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 State Takeover Laws. Each Party shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws.

     8.11 Charter Provisions. Each Party shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of the Party or any of its Subsidiaries or restrict or impair the ability of the Party or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of the Party or any of its Subsidiaries that may be directly or indirectly acquired or controlled by it.

     8.12 Agreement of Affiliates. Each Party has disclosed in writing to the other Party each Person whom it reasonably believes may be deemed an "affiliate" of it for purposes of Rule 145 under the 1933 Act. Each of HFNC and FCC shall use its reasonable efforts to cause each Person who may be deemed to be such an affiliate of HFNC and FCC, respectively, to execute and deliver to FCC as soon as practicable after the date of this Agreement, and in any event prior to the date of the Stockholders' Meetings, a written agreement in the form of Exhibit 4 and Exhibit 5, respectively. Shares of FCC Common Stock issued to such affiliates of HFNC in exchange for shares of HFNC Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of FCC and HFNC have been published within the meaning of
Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and FCC shall be entitled to place restrictive legends upon certificates for shares of FCC Common Stock issued to affiliates of HFNC pursuant to this Agreement to enforce the provisions of this Section 8.12). FCC shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of FCC Common Stock by such affiliates.

     8.13  Employee Benefits and Contracts.

     (a) Following the Effective Time, FCC shall provide to officers and employees of the HFNC Companies (the "Continuing Employees"), employee benefits under employee benefit plans on terms and conditions which when taken as a whole are substantially similar to those currently provided by the FCC Companies to their similarly situated officers and employees. For purposes of participation, vesting, and benefit accruals (but not accrual of benefits under FCC's tax-qualified defined benefit plans) under such employee benefit plans, (i) service under any qualified defined benefit or contribution plans of HFNC shall be treated as service under FCC's qualified defined benefit or contribution plans and (ii) service under any other employee benefit plans of HFNC shall be treated as service under any similar employee benefit plans maintained by FCC. FCC shall cause the FCC welfare benefit plans that cover the Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the Continuing Employees under HFNC's welfare benefit plans to be credited to such Continuing Employees under the FCC welfare benefit plans, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by the Continuing Employees under the FCC welfare benefit plans. Prior to the commencement of the Continuing Employee's participation in the FCC employee benefit plans and programs, the benefit coverage of, and participation in benefit plans by, the Continuing Employees shall continue under the HFNC Benefit Plans, as in effect immediately prior to the Effective Time. During such transition period, the coverage under and participation in the HFNC Benefit Plans shall be deemed to provide the Continuing Employees with benefits that are no less favorable than those offered to other employees of FCC and its Subsidiaries. HFNC

     (b) Following the Effective Time, FCC shall, and shall cause the appropriate FCC Subsidiaries to, honor in accordance with their terms the employment agreements and retirement and supplemental income agreements and plans which have been disclosed in Section 8.13 of the HFNC Disclosure Memorandum.

     (c) Any person with at least one year of full-time service to HFNC who was serving as an employee of HFNC or any HFNC Subsidiary immediately prior to the Effective Time (other than those employees covered by a written employment agreement) whose employment is discontinued by FCC or any of the FCC Subsidiaries within six months after the Effective Time (unless termination of such employment is for Cause (as defined below)) shall be entitled to a severance payment from FCC equal in amount to one week's base pay for each full year such employee was employed by HFNC or any other HFNC Subsidiary, subject to a minimum of two weeks' severance and a maximum of 26 weeks' severance, together with any accrued but unused vacation leave with respect to the calendar year in which termination occurs. For purposes of this Section 8.13(c), "Cause" shall mean termination because of the employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any law, rule, or regulation (other than traffic violations or similar offenses).

     (d) (i) Each participant in the HFNC Employee Stock Ownership Plan ("HFNC ESOP") not fully vested will, in accordance with the terms of the HFNC ESOP, become fully vested in his or her HFNC ESOP account as of the Effective Time. As soon as practicable after the execution of this Agreement, HFNC and FCC will cooperate to cause the HFNC ESOP to be amended and other action taken, in a manner reasonably acceptable to HFNC and FCC, to provide that the HFNC ESOP will terminate upon the Effective Time. Between the date of this Agreement and the Effective Time, the existing HFNC ESOP indebtedness shall be paid in the ordinary course of business pursuant to the existing loan amortization schedule and HFNC or HFNC Bank shall make such contributions to the HFNC ESOP as necessary to fund such payments. Any indebtedness of the HFNC ESOP remaining as of the Effective Time shall be repaid from the Trust associated with the HFNC ESOP through application or sale of the FCC Common Stock received by the HFNC ESOP; provided, however, that (A) any related sale or distribution of shares by the HFNC ESOP shall be effected in accordance with the requirements of federal and any applicable state securities laws and regulations, including any rules of the NASD, (B) any related sale or distribution of shares by the HFNC ESOP and any participant shall be effected in such a manner (and with such safeguards as may be necessary or appropriate) so as to ensure the satisfaction of the condition included in Section 9.1(h) of this Agreement, and (C) all distributions from the HFNC ESOP after the Effective Time shall be in shares of FCC Common Stock. Upon the repayment of the HFNC ESOP loan, the remaining funds in the HFNC ESOP suspense account will be allocated (to the extent permitted by Sections 401(a), 415, and 4975 of the Internal Revenue Code and other applicable laws and regulations, including without limitation the applicable provisions of ERISA) to HFNC ESOP participants (as determined under the terms of the HFNC
ESOP). HFNC and FCC agree that, subject to the conditions described herein, as soon as practicable after the Effective Time and repayment of the HFNC ESOP loan, participants in the HFNC ESOP shall be entitled at their election to have the amounts in their HFNC ESOP accounts either distributed to them in a lump sum or rolled over to another tax-qualified plan (including FCC or FCC Subsidiary plans to the extent permitted by FCC) or individual retirement account.

     (ii) The actions relating to termination of the HFNC ESOP will be adopted conditioned upon the consummation of the Merger and upon receiving a favorable determination letter from the Internal Revenue Service ("IRS") with regard to the continued qualification of the HFNC ESOP after any required amendments (including the amendment which terminates the HFNC ESOP). HFNC and FCC will cooperate in submitting appropriate requests for any such determination letter to the IRS and will use their best efforts to seek the issuance of such letter as soon as practicable following the date of this Agreement. HFNC and FCC will adopt such additional amendments to the HFNC ESOP as may be reasonably required by the IRS as a condition to granting such determination letter, provided that such amendments do not (A) substantially change the terms outlined herein, (B) have a Material Adverse Effect on HFNC, or (C) result in an additional Material Liability to FCC.

     (iii) As of and following the Effective Time, FCC shall cause the HFNC ESOP to be maintained for the exclusive benefit of employees and other persons who were participants or beneficiaries therein prior to the Effective Time and proceed with termination of the HFNC ESOP through distribution of its Assets in accordance with its terms subject to the amendments described herein and as otherwise may be required to comply with applicable law or to obtain a favorable determination from the IRS as to the continuing qualified status of the HFNC ESOP, provided, however, that no such termination distributions of the HFNC ESOP shall occur after the Effective Time until a favorable termination letter has been received from the IRS. HFNC shall cause the HFNC ESOP to be amended, effective as of the Effective Time, to provide that the administrative committee thereof shall consist of four individuals, two of whom are appointed by the Board of Directors of HFNC prior to the Effective Time (the appointment of such individuals will be subject to the prior consent of FCC, and such individuals after their appointment may not be unreasonably removed or changed by FCC or its Affiliates for a period of two years after the Effective Time), and two of whom are appointed by FCC as of the Effective Time).

     (e) Each participant in the HFNC Recognition and Retention Plan ("RRP") not fully vested will, in accordance with the terms of the RRP, become fully vested in plan shares awards thereunder as of the Effective Time. As soon as practicable after the execution of this Agreement, HFNC and FCC will cooperate to cause the RRP to be amended and other action taken, in a manner reasonably acceptable to HFNC and FCC, to provide that the RRP will terminate upon the Effective Time; provided, however, that (i) any distribution of shares under the RRP shall be effected in accordance with the requirements, if any, of federal and state securities laws and regulations, (ii) any distribution of shares under the RRP shall be effected in such a manner (and with such safeguards as may be necessary or appropriate) so as to ensure the satisfaction of the condition included in Section 9.1(h) of this Agreement, and (iii) all distributions from the RRP after the Effective Time shall be in shares of FCC Common Stock. No action shall be taken that would adversely affect the rights of plan participants who hold outstanding grants or awards of shares of HFNC Common Stock, whether before or after the Effective Time. No further grants or awards shall be made under the RRP following the date of this Agreement.

     (f) HFNC may continue to administer such bonus programs and arrangements in accordance with and consistent with past practice as were in effect prior to the execution of this Agreement through June 30, 1998. Thereafter, the bonuses to which employees of HFNC may be entitled for the period from June 30, 1998 through and including the Effective Time, shall be determined by mutual agreement between HFNC and FCC.

     (g) Each employee of HFNC and HFNC Bank identified in Section 8.13(g) of the HFNC Disclosure Memorandum shall be entitled to receive a "retention" bonus from HFNC or HFNC Bank equal to no more than six months of such employee's annual base salary as of the date of this Agreement in the event that such employee remains an employee of HFNC or HFNC Bank, as applicable, until the Effective Time (or in certain cases, the date the systems conversion occurs after the Effective Time) and satisfactorily fulfills the duties and responsibilities of the position of such employee of HFNC or HFNC Bank, as the case may be, through the Effective Time; provided that retention bonuses, in the aggregate, shall not exceed $150,000.

     8.14  Indemnification.

     (a) After the Effective Time, FCC shall indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of HFNC or any of HFNC's Subsidiaries (each, a "Indemnified Party") (including any person who becomes a director, officer, employee, or agent prior to the Effective Time) against all Liabilities (including reasonable attorneys' fees, and expenses, judgments, fines and amounts paid in settlement) arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement and the HFNC Stock Option Agreement) to the full extent permitted under North Carolina Law and by HFNC's Articles of Incorporation and Bylaws, as in effect on the date hereof and any indemnity agreements entered into prior to the date of this Agreement by any of the HFNC Companies and any director, officer, employee, or agent of any of the HFNC Companies, including, without limitation, provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by FCC is required to effectuate any indemnification, FCC shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between FCC and the Indemnified Party.

     (b) FCC and the Surviving Corporation shall use their reasonable efforts (and HFNC shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of three years after the Effective Time, HFNC's existing directors' and officers' liability insurance policy (provided that FCC and the Surviving Corporation may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of HFNC given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that the Surviving Corporation shall not be obligated to make annual premium payments for any year in such three-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to HFNC's directors and officers, 150% of the annual premium payments on HFNC's current policy in effect as of the date of this Agreement (the "Maximum Amount"). If the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, FCC shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

     (c) Any Indemnified Party wishing to claim indemnification under paragraph
(a) of this Section 8.14, upon learning of any such Liability or Litigation, shall promptly notify FCC thereof, provided that the failure so to notify shall not affect the obligations of FCC under this Section 8.14 unless and to the extent such failure materially increases FCC's Liability under this Section
8.14. In the event of any such Litigation (whether arising before or after the Effective Time), (i) FCC or the Surviving Corporation shall have the right to assume the defense thereof and FCC shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if FCC or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between FCC or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and FCC or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that FCC shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) FCC shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

     (d) The Surviving Corporation shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld.

     (e) If either FCC or the Surviving Corporation or any of their respective successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of either FCC or the Surviving Corporation shall assume the obligations set forth in this Section 8.14.

     (f) FCC shall pay all reasonable costs, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 8.14.

     (g) The provisions of this Section 8.14 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs or representatives.

     8.15  Board and Management Matters.


     (a) At the first regularly scheduled meeting of the Board of Directors of FCC following the Effective Time, FCC shall effect all corporate action necessary to appoint Ray W. Bradley, Jr., Joe M. Logan, John M. McCaskill, and Willie E. Royal as directors of FCC to serve until the 1999 annual meeting stockholders of FCC. At the 1999 annual meeting of stockholders of FCC, FCC shall nominate for election John M. McCaskill to the Board of Directors of FCC to serve as a member of such class of the FCC Board of Directors as necessary so that each class of the FCC Board of Directors is nearly equal in number as practicable. Those former directors of HFNC who are members of the Board of Directors of FCC immediately prior to the 1999 annual meeting of stockholders, but who do not remain on the Board after the 1999 annual meeting of stockholders and whose age exceeds the retirement age for directors of FCC, shall be appointed Directors Emeritus and shall receive for the first year following the 1999 annual meeting of stockholders, compensation equal to $8,000 per Director Emeritus.


     (b) At the Effective Time, H. Joe King, Jr. and J. Harold Barnes, Jr. shall receive the payments and benefits due such individuals for termination in the event of a change of control of HFNC provided by the respective employment agreements dated as of December 28, 1995 to which such individuals are parties with HFNC and HFNC Bank and upon payment of such amounts, such employment agreements shall terminate and be of no further force and effect. In the case of
H. Joe King, Jr., Mr. King shall remain a consultant to FCC for a period of time from the Effective Time through the 2001 annual meeting of stockholders of FCC and during such period shall receive monthly compensation of $10,000 and be entitled to appropriate office facilities and payment of the club dues and car allowance that Mr. King receives from HFNC as of the date of this Agreement. In the case of J. Harold Barnes, Mr. Barnes shall remain a full-time employee of FCC and be entitled to a base salary for the year following the Effective Time equal to the base salary Mr. Barnes receives as of the date of this Agreement.

     8.16 Certain Modifications. FCC and HFNC shall consult with respect to their loan, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) and HFNC shall make such modifications or changes to its policies and practices, if any, prior to the Effective Time, as may be mutually agreed upon. FCC and HFNC also shall consult with respect to the character, amount, and timing of restructuring and Merger-related expense charges to be taken by each of the Parties in connection with the transactions contemplated by this Agreement and shall take such charges in accordance with GAAP as may be mutually agreed upon by the Parties. Neither Party's representations, warranties, and covenants contained in this Agreement shall be deemed to be inaccurate or breached in any respect as a consequence of any modifications or charges undertaken solely on account of this Section 8.16.

                                   ARTICLE 9

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Stockholder Approvals. The stockholders of HFNC shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, and by the rules of the NASD. The stockholders of FCC shall have approved this Agreement and the issuance of shares of FCC Common

     Stock pursuant to the Merger, as and to the extent required by Law, by the provisions of any governing instruments, and by the rules of the NASD.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (excluding requirements relating to the raising of additional capital or the disposition of Assets or deposits) which in the reasonable good faith judgment of the Board of Directors of FCC would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party.

          (d) Legal Proceedings. No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of FCC Common Stock issuable pursuant to the Merger shall have been received.

          (f) Exchange Listing. The shares of FCC Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq NMS, subject to official notice of issuance.

          (g) Tax Matters. HFNC shall have received a written opinion from Elias Matz Tiernan & Herrick LLP and FCC shall have received a written opinion from Alston & Bird LLP, in a form reasonably satisfactory to such Party (the "Tax Opinions"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) no gain or loss will be recognized by holders of HFNC Common Stock who exchange all of their HFNC Common Stock solely for FCC Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in FCC Common Stock), (iii) the tax basis of the FCC Common Stock received by holders of HFNC Common Stock who exchange all of their HFNC Common Stock solely for FCC Common Stock in the Merger will be the same as the tax basis of the HFNC Common Stock surrendered in exchange for the FCC Common Stock (reduced by an amount allocable to a fractional share interest in FCC Common Stock for which cash is received), and (iv) the holding period of the FCC Common Stock received by holders who exchange all of their HFNC Common Stock solely for FCC Common Stock in the Merger will be the same as the holding period of the HFNC Common Stock surrendered in exchange therefor, provided that such HFNC Common Stock is held as a capital asset at the Effective Time. In rendering such Tax Opinions, such counsel shall be entitled to rely upon representations of officers of HFNC and FCC reasonably satisfactory in form and substance to such counsel.

          (h) Pooling Letters. Each Party shall have received a letter, dated as of the Effective Time, in a form reasonably acceptable to such Party, from its respective independent public accountants to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

     9.2 Conditions to Obligations of FCC. The obligations of FCC to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FCC pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of HFNC set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of HFNC set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of HFNC set forth in Sections 5.18, 5.19, and 5.20 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of HFNC set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.18, 5.19, and 5.20) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on HFNC; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material," "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of HFNC or to a matter being "known" by HFNC shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of HFNC to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates. HFNC shall have delivered to FCC (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by HFNC's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as FCC and its counsel shall request.

          (d) Affiliate Agreements. FCC shall have received from each affiliate of HFNC and each affiliate of FCC the affiliates agreements referred to in
     Section 8.12 of this Agreement, to the extent necessary to ensure in the reasonable judgment of FCC that the transactions contemplated hereby will qualify for pooling-of-interests accounting treatment.

     9.3 Conditions to Obligations of HFNC. The obligations of HFNC to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by HFNC pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of FCC set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of FCC set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of FCC set forth in Sections 6.16, 6.17, and
     6.18 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of FCC set forth in this Agreement (including the representations and warranties set forth in Sections 6.3, 6.16, 6.17, and 6.18) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on FCC; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material," "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of FCC or to a matter being "known" by FCC shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of FCC to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates. FCC shall have delivered to HFNC (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by FCC's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as HFNC and its counsel shall request.

                                   ARTICLE 10

                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of HFNC or FCC, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of FCC and the Board of Directors of HFNC; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of HFNC and Section 9.3(a) of this Agreement in the case of FCC or in Material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of HFNC and Section 9.3(a) of this Agreement in the case of FCC; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of HFNC and Section 9.3(a) in the case of FCC) in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of FCC or HFNC fail to vote their approval of the matters submitted for the approval by such stockholders at the Stockholders' Meetings where the appropriate transactions contemplated by this Agreement were presented to such stockholders for approval and voted upon; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by April 30, 1999, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

          (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of HFNC and Section 9.3(a) of this Agreement in the case of FCC or in Material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

          (g) By the Board of Directors of HFNC, if it determines by a vote of a majority of the members of its entire Board, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

             (1) the Average Closing Price shall be less than the product of (i)
        0.80 and (ii) the Starting Price; and

             (2) (i) the quotient obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "FCC Ratio") shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (2)(ii) (such number being referred to herein as the "Index Ratio");

     subject, however, to the following three sentences. If HFNC refuses to consummate the Merger pursuant to this Section 10.1(g), it shall give prompt written notice thereof to FCC; provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period. During the five-day period commencing with its receipt of such notice, FCC shall have the option to elect to increase the Exchange Ratio to equal the lesser of (i) the quotient (rounded to the nearest one-ten-thousandth) obtained by dividing (1) the product of 0.80, the Starting Price, and the Exchange Ratio (as then in effect) by (2) the Average Closing Price, and (ii) the quotient (rounded to the nearest one-ten-thousandth) obtained by dividing (1) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (2) the FCC Ratio. If FCC makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to HFNC of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 10.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 10.1(g).

     For purposes of this Section 10.1(g), the following terms shall have the meanings indicated:

     "Average Closing Price" shall mean the average of the daily last sales prices of FCC Common Stock as reported on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by FCC) for the ten consecutive full trading days in which such shares are traded on the Nasdaq NMS ending at the close of trading on the Determination Date.

     "Determination Date" shall mean the later of the date on which (i) the Consent of the federal Regulatory Authority having jurisdiction over the Merger and the Bank Merger (without regard to any requisite waiting period thereof) to the Merger and the Bank Merger shall be received and (ii) the HFNC and FCC stockholders approve the Merger at the Stockholders' Meetings.

     "Index Group" shall mean the 21 bank holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which shall be determined based upon the number of outstanding shares of common stock) shall be redistributed proportionately for purposes of determining the Index Price. The 21 bank holding companies and the weights attributed to them are as follows:

BANK HOLDING COMPANIES                                        WEIGHTING
----------------------                                        ---------
Alabama National BanCorp....................................     2.52%
BancorpSouth Inc. ..........................................     6.51
Carolina First Corp. .......................................     5.16
Century South Banks Inc. ...................................     3.17
City Holding Co. ...........................................     1.89
F&M National Corp. .........................................     5.96
First United Bancshares Inc. ...............................     3.69
Hamilton Bancorp Inc. ......................................     2.90
Hancock Holding Co. ........................................     3.18
MainStreet BankGroup Inc. ..................................     3.89
National Commerce Bancorp. .................................    14.58
Peoples Holding Co. ........................................     1.71
Premier Bancshares Inc. ....................................     7.11
Republic Bancshares Inc. ...................................     2.05
Republic Banking Corp. of FL................................     6.22
Republic Security Financial.................................     6.68
Seacoast Banking Corp. of FL................................     1.51
Simmons First National Corp. ...............................     1.67
Triangle Bancorp Inc. ......................................     4.78
United Bankshares Inc. .....................................     8.75
WesBanco Inc. ..............................................     6.09
                                                               ------
Total.......................................................   100.00%
                                                               ======

     "Index Price" on a given date shall mean the weighted average (weighted in accordance with the factors listed above) of the last sales prices of the companies composing the Index Group.

     "Starting Date" shall mean the last full trading day preceding the announcement by press release of the Merger.

     "Starting Price" shall mean the last sale price per share of FCC Common Stock as reported on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by FCC) on the Starting Date.

     If any company belonging to the Index Group or FCC declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company or FCC shall be appropriately adjusted for the purposes of applying this Section 10.1(g).

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. The Stock Option Agreements shall be governed by their own terms.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 and Sections 8.12, 8.13, 8.14, and 8.15 of this Agreement.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1  Definitions.

     (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or Assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the Assets of, such Party or any of its Subsidiaries.

          "AFFILIATE" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "AGREEMENT" shall mean this Amended and Restated Agreement and Plan of Merger, including the Exhibits (and excepting the Stock Option Agreements) delivered pursuant hereto and incorporated herein by reference.

          "ARTICLES OF MERGER" shall mean the Articles of Merger to be executed by FCC and filed with the Secretary of State of the State of North Carolina relating to the Merger as contemplated by Section 1.1 of this Agreement.

          "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "CONFIDENTIALITY AGREEMENTS" shall mean those certain Confidentiality Agreements, entered into prior to the date of this Agreement, between HFNC and FCC.

          "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

          "ENVIRONMENTAL LAWS" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response

     Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "EXHIBITS" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "FCC BANK" shall mean First Charter National Bank.

          "FCC COMMON STOCK" shall mean the no par value common stock of FCC.

          "FCC DISCLOSURE MEMORANDUM" shall mean the written information entitled "FCC Disclosure Memorandum" delivered prior to the execution of this Agreement to HFNC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section or subsection of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section or subsection shall not be deemed to be disclosed for all purposes hereunder. The inclusion of any matter in this document shall not be deemed an admission or otherwise to imply that any such matter is Material for purposes of this Agreement.

          "FCC COMPANIES" shall mean, collectively, FCC and all FCC
     Subsidiaries.

          "FCC FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of FCC as of March 31, 1998, and as of December 31, 1997, 1996, and 1995, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended March 31, 1998, and for each of the three years ended December 31, 1997, 1996, and 1995, as filed by FCC in SEC Documents, and (ii) the consolidated statements of condition of FCC (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to March 31, 1998.

          "FCC STOCK OPTION AGREEMENT" shall mean the Stock Option Agreement of even date herewith issued to HFNC by FCC, in substantially the form of
     Exhibit 2.

          "FCC SUBSIDIARIES" shall mean the Subsidiaries of FCC and any corporation, bank, savings association, or other organization acquired as a Subsidiary of FCC in the future and owned by FCC at the Effective Time.

          "HFNC BANK" shall mean Home Federal Savings and Loan Association.

          "HFNC COMMON STOCK" shall mean the $.01 par value common stock of HFNC.

          "HFNC COMPANIES" shall mean, collectively, HFNC and all HFNC Subsidiaries.

          "HFNC DISCLOSURE MEMORANDUM" shall mean the written information entitled "HFNC Disclosure Memorandum" delivered prior to the execution of this Agreement to FCC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section or subsection of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section or subsection shall not be deemed to be disclosed for all purposes hereunder. The inclusion of any matter in this document shall not be deemed an admission or otherwise to imply that any such matter is Material for purposes of this Agreement.

          "HFNC FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of financial position (including related notes and schedules, if any) of HFNC as of March 31, 1998 and as of June 30, 1997,

     1996, and 1995, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended March 31, 1998, and for each of the three years ended June 30, 1997, 1996, and 1995, as filed by HFNC in SEC Documents, and (ii) the consolidated statements of financial position of HFNC (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to March 31, 1998.

          "HFNC PREFERRED STOCK" shall mean the $.01 par value preferred stock of HFNC.

          "HFNC STOCK OPTION AGREEMENT" shall mean the Stock Option Agreement of even date herewith issued to FCC by HFNC, in substantially the form of
     Exhibit 1.

          "HFNC STOCK PLANS" shall mean the existing stock option and other stock-based compensation plans of HFNC.

          "HFNC SUBSIDIARIES" shall mean the Subsidiaries of HFNC, which shall include the HFNC Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of HFNC in the future and owned by HFNC at the Effective Time.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "HAZARDOUS MATERIAL" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

          "HOLA" the Home Owners' Loan Act of 1933, as amended.

          "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "JOINT PROXY STATEMENT" shall mean the joint proxy statement used by FCC and HFNC to solicit the approval of their respective stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of FCC relating to the issuance of the FCC Common Stock to holders of HFNC Common Stock, as amended or supplemented.

          "KNOWLEDGE" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, or any executive vice president of such Person.

          "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

          "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business.

          "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "LOAN PROPERTY" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a Material adverse impact on (i) the financial condition, results of operations, or business of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks or savings associations and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, including without limitation actions taken pursuant to Section 8.16 of this Agreement, and (d) the Merger (and the reasonable expenses incurred in connection therewith) and compliance with the provisions of this Agreement on the operating performance of the Parties.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "NASDAQ NMS" shall mean the National Market System of The Nasdaq Stock Market.

          "NCBCA" shall mean the North Carolina Business Corporation Act.

          "1933 ACT" shall mean the Securities Act of 1933, as amended.

          "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

          "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "PARTICIPATION FACILITY" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management (including, but not limited to, participating in a fiduciary capacity) and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "PARTY" shall mean either HFNC or FCC, and "Parties" shall mean both HFNC and FCC.

          "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by FCC under the 1933 Act with respect to the shares of FCC Common Stock to be issued to the stockholders of HFNC in connection with the transactions contemplated by this Agreement.

          "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, and the SEC.

          "REPRESENTATIVE" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

          "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "STOCK OPTION AGREEMENTS" shall mean the HFNC Stock Option Agreement and the FCC Stock Option Agreement.

          "STOCKHOLDERS' MEETINGS" shall mean the respective meetings of the stockholders of FCC and HFNC to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

          "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "SURVIVING BANK" shall mean FCC Bank as the surviving bank resulting from the Bank Merger.

          "SURVIVING CORPORATION" shall mean FCC as the surviving corporation resulting from the Merger.

          "TAX" OR "TAXES" shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, including any interest, penalties, or additions thereto.

          "TAXABLE PERIOD" shall mean any period prescribed by any governmental authority, including the United States or any state, local, or foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

          "TAX RETURN" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

     (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Average Closing Price....................................  Section 10.1(g)
Bank Merger..............................................  Section 1.2
Cause....................................................  Section 8.13(c)
Closing..................................................  Section 1.3
Continuing Employee......................................  Section 8.13
Determination Date.......................................  Section 10.1(g)
Effective Time...........................................  Section 1.4
Exchange Agent...........................................  Section 4.1
Exchange Ratio...........................................  Section 3.1(b)
FCC ERISA Affiliate......................................  Section 6.17
FCC Ratio................................................  Section 10.1(g)
FCC SEC Reports..........................................  Section 6.5(a)
HFNC Benefit Plans.......................................  Section 5.13(a)
HFNC Contracts...........................................  Section 5.14
HFNC ERISA Affiliate.....................................  Section 5.13(e)
HFNC ERISA Plan..........................................  Section 5.13(a)
HFNC ESOP................................................  Section 8.13(d)(i)
HFNC Rights..............................................  Section 3.6(a)
HFNC Pension Plan........................................  Section 5.13(a)
HFNC SEC Reports.........................................  Section 5.5(a)
Indemnified Party........................................  Section 8.14
Index Group..............................................  Section 10.1(g)
Index Price..............................................  Section 10.1(g)
Index Ratio..............................................  Section 10.1(g)
IRS......................................................  Section 8.13(d)(ii)
Maximum Amount...........................................  Section 8.14(b)
Merger...................................................  Section 1.1
RRP......................................................  Section 8.13(e)
Starting Date............................................  Section 10.1(g)
Starting Price...........................................  Section 10.1(g)
Takeover Laws............................................  Section 5.19
Tax Opinion..............................................  Section 9.1(g)

     (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2  Expenses.

     (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the printing costs incurred in connection with the printing of the Registration Statement and the Joint Proxy Statement and the SEC fees related thereto.

     (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 Brokers and Finders. Except for Sandler O'Neill & Partners, L.P. as to HFNC and except for Wheat First Securities, Inc. as to FCC, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his, her, or its representing or being retained by or allegedly representing or being retained by HFNC or FCC, each of HFNC and FCC, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (including any provision of the Confidentiality Agreements which would act to preclude FCC or HFNC (or any Holder as defined in the Stock Option Agreements from exercising its rights under the Stock Option Agreements) to the extent that the Stock Option Agreements are in force and effect). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.12, 8.13(b), 8.14, and 8.15(b) of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after stockholder approval of this Agreement has been obtained; provided, that the provisions of this Agreement relating to the manner or basis in which shares of HFNC Common Stock will be exchanged for FCC Common Stock shall not be amended (except in accordance with Section 10.1(g) of this Agreement) after the Stockholders' Meetings without the requisite approval of the holders of the issued and outstanding shares of FCC Common Stock and HFNC Common Stock, as the case may be, entitled to vote thereon.

     11.6  Waivers.

     (a) Prior to or at the Effective Time, FCC, acting through its Board of Directors, chief executive officer, chief financial officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by HFNC, to waive or extend the time for the compliance or fulfillment by HFNC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FCC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FCC.

     (b) Prior to or at the Effective Time, HFNC, acting through its Board of Directors, chief executive officer, chief financial officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by FCC, to waive or extend the time for the compliance or fulfillment by FCC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of HFNC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of HFNC.

     (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

HFNC:              HFNC Financial Corp.
                   139 South Tryon Street
                   Charlotte, North Carolina 28202
                   Telecopy Number: (704) 332-9360
                   Attention:  H. Joe King, Jr.
                                Chairman of the Board, President, and
                                  Chief Executive Officer

Copy to
  Counsel:         Elias Matz Tiernan & Herrick LLP
                   734 15th Street, NW
                   Washington, D.C. 20005
                   Telecopy Number: (202) 347-2172
                   Attention:  Raymond A. Tiernan

FCC:               First Charter Corporation
                   22 Union Street North
                   Concord, North Carolina 28025
                   Telecopy Number: (704) 788-0445
                   Attention:  Lawrence M. Kimbrough
                                President and Chief Executive Officer

Copy to
  Counsel:         Alston & Bird LLP
                   601 Pennsylvania Avenue, N.W.
                   North Building, 11th Floor
                   Washington, D.C. 20004
                   Telecopy Number: (202) 756-3333
                   Attention:  Frank M. Conner III

     11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of North Carolina, without regard to any applicable conflicts of Laws.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

     11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

                        ATTEST:                           HFNC FINANCIAL CORP.

                 By: /s/ ANN G. BENTON                                    By: /s/ H. JOE KING, JR.
  ----------------------------------------------------      ----------------------------------------------------
                     Ann G. Benton                                            H. Joe King, Jr.
                       Secretary                                   Chairman of the Board, President, and
                                                                          Chief Executive Officer

                    [CORPORATE SEAL]

                        ATTEST:                           FIRST CHARTER CORPORATION

             By: /s/ JAMES W. TOWNSEND, JR.                            By: /s/ LAWRENCE M. KIMBROUGH
  ----------------------------------------------------      ----------------------------------------------------
                 James W. Townsend, Jr.                                    Lawrence M. Kimbrough
                       Secretary                                   President and Chief Executive Officer

                    [CORPORATE SEAL]

                                                                      APPENDIX B


                          SANDLER O'NEILL LETTER HEAD


May 17, 1998

Board of Directors
HFNC Financial Corp.
139 South Tryon Street
Charlotte, North Carolina 28202

Ladies and Gentlemen:

     HFNC Financial Corp. ("HFNC") and First Charter Corporation ("First Charter") have entered into an Agreement and Plan of Merger, dated as of May 17, 1998 (the "Agreement"), pursuant to which HFNC will be merged with and into First Charter (the "Merger"). Upon consummation of the Merger, each share of HFNC common stock, par value $.01 per share, issued and outstanding immediately prior to the effective time of the Merger (the "HFNC Shares"), other than certain shares specified in the Agreement, will be converted into 0.57 (the "Exchange Ratio") of a share of common stock of First Charter, no par value. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of the HFNC Shares.

     Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and exhibits thereto; (ii) the Stock Option Agreements, dated as of May 17, 1998, by and between HFNC and First Charter;
(iii) certain publicly available financial statements of HFNC and other historical financial information provided by HFNC that we deemed relevant; (iv) certain publicly available financial statements of First Charter and other historical financial information provided by First Charter that we deemed relevant; (v) certain financial analyses and forecasts of HFNC prepared by and reviewed with management of HFNC and the views of senior management of HFNC regarding HFNC's past and current business, operations, results thereof, financial condition and future prospects; (vi) certain financial analyses and forecasts of First Charter prepared by and reviewed with management of First Charter and the views of senior management of First Charter regarding First Charter's past and current business, operations, results thereof, financial condition and future prospects; (vii) the pro forma impact of the Merger; (viii) the publicly reported historical price and trading activity for HFNC's common stock, including a comparison of certain financial and stock market information for HFNC with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) the financial terms of recent business combinations in the savings institution industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

     In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with us, and we do not assume any responsibility or liability therefor. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of HFNC or First Charter or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals (relying, where relevant, on the analyses and estimates of HFNC and First Charter). With respect

                                                                            LOGO

to the financial projections reviewed with management, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of HFNC and First Charter and that such performances will be achieved, and we express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in HFNC's or First Charter's assets, financial condition, results of operations, business or prospects since the dates of the last publicly reported financial statements made available to us. We have assumed in all respects material to our analysis that HFNC and First Charter will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the Merger will be accounted for as a pooling of interests and that the conditions precedent in the Agreement are not waived.

     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise or reaffirm this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of First Charter common stock will be when issued to HFNC's shareholders pursuant to the Agreement or the prices at which First Charter's or HFNC's common stock will trade at any time.

     We have acted as HFNC's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services for HFNC and have received compensation for such services.

     In the ordinary course of our business, we may actively trade the equity securities of HFNC and First Charter for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion is directed to the Board of Directors of HFNC in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder of HFNC as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent.

     Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the holders of HFNC Shares.

                                          Very truly yours,

                                          LOGO

                                                                      APPENDIX C

LOGO

May 17, 1998

Board of Directors
First Charter Corporation
22 Union Street North
Concord, North Carolina 28026

Members of the Board:

     First Charter Corporation ("First Charter") and HFNC Financial Corporation ("HFNC") have entered into an Agreement and Plan of Merger, dated as of May 17, 1998 (the "Agreement"), pursuant to which HFNC will combine with First Charter by means of the merger (the "Merger") of HFNC with and into First Charter. Upon consummation of the Merger, each of the outstanding shares of the $0.01 par value common stock of HFNC ("HFNC Stock") will be converted into 0.57 of a share of the no par value common stock of First Charter ("First Charter Stock"), as adjusted in accordance with the terms of the Agreement (the "Exchange Ratio"). The terms of the Merger are more fully set forth in the Agreement.

     Wheat First Securities, Inc. ("Wheat First") as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of First Charter or HFNC for our own account or for the accounts of our customers. Wheat First is acting as First Charter's exclusive financial advisor in this transaction and will receive a fee from First Charter for its services, which include the rendering of this opinion.

     You have asked us whether, in our opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of First Charter Stock. We understand that the Merger is conditioned upon the occurrence of a number of contingencies as set forth in the Agreement.

     In arriving at the opinion set forth below, we have conducted discussions with members of senior management of First Charter and HFNC concerning their businesses and prospects and have reviewed and relied upon certain publicly available business and financial information and certain other information prepared or provided to us in connection with the Merger, including, among other things, the following:

          (1) First Charter's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the three fiscal years ended December 31, 1997;

          (2) First Charter's quarterly report on Form 10-Q and related financial information for the period ended March 31, 1998;

          (3) HFNC's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the two fiscal years ended June 30, 1997;

          (4) HFNC's Quarterly Reports on Form 10-Q and related financial information for the periods ended September 30, 1997, December 31, 1997, and March 31, 1998;

          (5) Certain publicly available information with respect to historical market prices and trading activities for First Charter Stock and HFNC Stock and for certain publicly traded financial institutions which Wheat First deemed relevant;

          (6) Certain publicly available information with respect to banking companies and the financial terms of certain other mergers and acquisitions which Wheat First deemed relevant;

          (7) The Agreement;

          (8) Certain estimates of the cost savings and revenue enhancements projected by First Charter and HFNC for the combined company;

          (9) Other financial information concerning the business and operations of First Charter and HFNC, and certain internal financial analyses and forecasts for First Charter and HFNC prepared by the senior managements of these companies; and

          (10) Such financial studies, analyses, inquiries and other matters as we deemed necessary.

     In preparing our opinion, as contemplated under the terms of our engagement, we have relied on and assumed the accuracy and completeness of all information provided to us or publicly available, including the representations and warranties of First Charter and HFNC included in the Agreement, and we have not assumed any responsibility for the accuracy, completeness or reasonableness of, or any obligation to verify, the same or to conduct any appraisal of assets or liabilities. We have relied upon the managements of First Charter and HFNC as to the reasonableness and achievability of their financial and operational forecasts and projections, including the estimates of cost savings and revenue enhancements expected to result from the Merger, and the assumptions and bases therefor, provided to us, and, with your consent, we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements, and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We also assumed, without independent verification, that the aggregate allowances for loan losses and other contingencies for First Charter and HFNC are adequate to cover such losses. Wheat First did not review any individual credit files of First Charter and HFNC, nor did it make an independent evaluation or appraisal of the assets or liabilities of First Charter and HFNC. We also assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, on a pro forma basis, to First Charter.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Events occurring after the date could materially affect the assumptions and conclusions contained in our opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment on any events occurring after the date hereof. Wheat First's opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of First Charter Stock and does not address any other aspect of the Merger, nor does it constitute a recommendation to any shareholder of First Charter as to how such shareholder should vote with respect to the Merger, and it is understood that this letter is solely for the information of the Board of Directors of First Charter. Wheat First's opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for First Charter, nor does it address the effect of any other business combination in which First Charter might engage.

     It is understood that this opinion may be included in its entirety in the Joint Proxy Statement/Prospectus. This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

     On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof the Exchange Ratio is fair, from a financial point of view, to the holders of First Charter Stock.

                                          Very truly yours,

                                          LOGO
                                          WHEAT FIRST SECURITIES, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     In accordance with the provisions of the NCBCA, the Registrant's Amended and Restated Articles of Incorporation (the "Registrant's Articles") and the Registrant's Bylaws provide that, in addition to the indemnification of directors and officers otherwise provided by the North Carolina Business Corporation Act (the "NCBCA"), the Registrant shall, under certain circumstances, indemnify its directors, executive officers and certain other designated officers against any and all liability and expenses, including reasonable attorneys' fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the Registrant itself) arising out of their status or activities as directors and officers, except for liability or litigation expense incurred on account of activities of such person which at the time taken were known or believed by such person to be clearly in conflict with the best interests of the Registrant. The Registrant's Bylaws further provide that the Registrant shall also indemnify such person for reasonable costs, expenses and attorneys' fees incurred in connection with the enforcement of the rights to indemnification granted in the Bylaws, if it is determined in accordance with the procedures set forth in the Bylaws that such person is entitled to indemnification thereunder. Pursuant to such bylaw and as authorized by statute, the Registrant maintains insurance on behalf of its directors and officers against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaw or otherwise. In addition, the Registrant's Articles prevent the recovery by the Registrant or any of its shareholders of monetary damages against its directors to the fullest extent permitted by the NCBCA.

     In addition to the above-described provisions, Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith, (ii) he reasonably believed (x) in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation and
(y) in all other cases his conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on basis that personal benefit was improperly received by him. The above standard of conduct is determined by the Board of Directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 55-8-55.

     Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which he was a party because of his capacity as a director or officer against reasonable expenses when he is wholly successful, on the merits or otherwise, in his defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if the court determines that he is entitled to mandatory indemnification under
Section 55-8-52, in which case the court shall also order the corporation to pay the reasonable expenses incurred to obtain court-ordered indemnification or if he is adjudged fairly and reasonably so entitled in view of all relevant circumstances under Section 55-8-54. Section 55-8-56 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent, consistent with public policy, as a director or as otherwise set forth in the Corporation's articles of incorporation or bylaws or by resolution of the Board of Directors or contact.

     In addition, Section 55-8-57 permits a corporation to provide for indemnification of directors, officers, employees or agents, in its articles of incorporation or bylaws or by contract or resolution, against liability in various proceedings and to purchase and maintain insurance policies on behalf of these individuals.

ITEM 21.  EXHIBITS.

     The following exhibits are filed herein or have been, as noted, previously filed:


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
     2.1      Amended and Restated Agreement and Plan of Merger, dated as of May 17, 1998, and amended and restated as of July 29,
              1998, by and between HFNC Financial Corp. and First Charter
              Corporation (Included as Appendix A to the Joint Proxy
              Statement/Prospectus included as part of this Registration
              Statement.)
    *2.2      Stock Option Agreement, dated as of May 17, 1998, issued by
              First Charter Corporation to HFNC Financial Corp.
    *2.3      Stock Option Agreement, dated as of May 17, 1998, issued by
              HFNC Financial Corp. to First Charter Corporation.
     4.1      Amended and Restated Articles of Incorporation of First
              Charter Corporation. (Incorporated by reference to Exhibit
              3.1 to the Annual Report on Form 10-K of First Charter
              Corporation for the fiscal year ended December 31, 1997.)
     4.2      Bylaws of First Charter Corporation, as amended.
              (Incorporated by reference to exhibit 3.2 to the Annual
              Report on Form 10-K of First Charter Corporation for the
              fiscal year ended December 31, 1995.)
    *5.1      Opinion of Alston & Bird LLP, as to the validity of the
              shares of FCC Common Stock.
    *8.1      Opinion of Alston & Bird LLP as to federal income tax
              consequences.
    *8.2      Opinion of Elias, Matz, Tiernan & Herrick, L.L.P. as to
              federal income tax consequences.
    23.1      Consent of KPMG Peat Marwick LLP.
    23.2      Consent of Deloitte & Touch LLP.
   *23.3      Consents of Alston & Bird LLP (included in Exhibits 5.1 and
              8.1).
   *23.4      Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibit 8.2).
   *23.5      Consent of Sandler O'Neill & Partners, L.P.
   *23.6      Consent of Wheat First Securities, Inc.
   *23.7      Consent of directors of HFNC Financial Corp. to be elected directors of First Charter Corporation.
   *24.1      Power of Attorney (contained on the signature page hereof).
   *99.1      Form of Proxy of HFNC Financial Corp.
   *99.2      Form of Proxy of First Charter Corporation.
       *      Previously filed.


ITEM 22.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (7) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (8) That every prospectus: (i) that is filed pursuant to Paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Concord, State of North Carolina on this the 10th day of August, 1998.


                                          REGISTRANT

                                          FIRST CHARTER CORPORATION

                                          By: /s/ LAWRENCE M. KIMBROUGH

                                            ------------------------------------
                                            Lawrence M. Kimbrough
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed below by the following persons in the capacities and at the dates indicated.



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
/s/ LAWRENCE M. KIMBROUGH                                President, Chief Executive     August 10, 1998
-----------------------------------------------------      Officer, and Director
Lawrence M. Kimbrough                                      (Principal Executive
                                                           Officer)

/s/ ROBERT O. BRATTON                                    Executive Vice President       August 10, 1998
-----------------------------------------------------      (Principal Financial and
Robert O. Bratton *                                        Principal Accounting
                                                           Officer)
                                                         Director
-----------------------------------------------------
William R. Black

/s/ MICHAEL R. COLTRANE                                  Director                       August 10, 1998
-----------------------------------------------------
Michael R. Coltrane *

/s/ J. ROY DAVIS, JR.                                    Director                       August 10, 1998
-----------------------------------------------------
J. Roy Davis, Jr. *

/s/ T. CARL DEDMON                                       Director                       August 10, 1998
-----------------------------------------------------
T. Carl Dedmon *
                                                         Director
-----------------------------------------------------
James B. Fincher

/s/ JOHN J. GODBOLD, JR.                                 Director                       August 10, 1998
-----------------------------------------------------
John J. Godbold, Jr. *
                                                         Director
-----------------------------------------------------
H. Clark Goodwin

/s/ CHARLES F. HARRY III                                 Director                       August 10, 1998
-----------------------------------------------------
Charles F. Harry III *
                                                         Director
-----------------------------------------------------
Frank H. Hawfield, Jr.

/s/ J. KNOX HILLMAN, JR.                                 Director                       August 10, 1998
-----------------------------------------------------
J. Knox Hillman, Jr. *
                                                         Director
-----------------------------------------------------
Jerry E. McGee

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
/s/ HUGH H. MORRISON                                     Director                       August 10, 1998
-----------------------------------------------------
Hugh H. Morrison *
                                                         Director
-----------------------------------------------------
Thomas R. Revels

By: /s/ LAWRENCE M. KIMBROUGH                                                           August 10, 1998
    -------------------------------------------------
    Lawrence M. Kimbrough
    As attorney in fact and agent.